5/25

04030364

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AB Lietuvos Telekomas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 5086 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/25/04

File No. 82-5086

RECEIVED
2004 MAY 25 A 9:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

AB LIETUVOS TELEKOMAS

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

CONTENTS Pages

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers UAB
T. Ševčenkos 21
LT-03111 Vilnius
Lithuania
Telephone +370 (5) 239 2300
Facsimile +370 (5) 239 2301
E-mail vilnius@lt.pwc.com
www.pwc.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Company") and together with its consolidated subsidiaries ("the Group") as at 31 December 2003 and the related statements of income and cash flows for the year then ended. These financial statements set out on pages 4 to 32 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2003 and of the results of its operations and cash flows for the period then ended in accordance with International Financial Reporting Standards.

Vilnius, 9 March 2004

On behalf of PricewaterhouseCoopers UAB

Christopher C. Butler
Partner

(All tabular amounts are in LTL '000 unless otherwise stated)

INCOME STATEMENT

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2003	2002	2003	2002
Revenues	1	812,277	968,212	789,843	962,596
Expenses	2	(425,820)	(464,602)	(436,098)	(498,261)
Earnings before interest, taxes, depreciation and amortisation		386,457	503,610	353,745	464,335
Depreciation, amortisation and impairment charge	8	(397,495)	(381,668)	(375,494)	(364,476)
Gain on sale of investments	3	-	7,016	-	7,016
Operating profit (loss)		(11,038)	128,958	(21,749)	106,875
Finance costs, net	4	(27,649)	(39,855)	(25,767)	(40,123)
Share of result of subsidiaries before tax	10	-	-	7,060	21,467
Share of result of associates before tax	10	562	337	562	337
Profit (loss) before tax		(38,125)	89,440	(39,894)	88,556
Income tax	5	3,507	(21,641)	3,799	(21,524)
Group profit (loss) before minority interest		(34,618)	67,799	(36,095)	67,032
Minority interest	22	(1,477)	(767)	-	-
Net profit (loss)		(36,095)	67,032	(36,095)	67,032
Earnings per share (LTL)	6	(0.05)	0.09	(0.05)	0.09

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

The financial statements on pages 4 to 32 were approved by the General Director and the Finance Director on 9 March 2004.

Arūnas Šikšta
General Director

Jan-Erik Elserius
Finance Director

(All tabular amounts are in LTL '000 unless otherwise stated)

BALANCE SHEET

		As at 31 December			
		GROUP		COMPANY	
	Notes	2003	2002	2003	2002
ASSETS					
Non-current assets					
Property, plant and equipment	8	1,120,429	1,423,286	969,731	1,256,659
Intangible assets	9	142,806	202,113	133,309	183,766
Prepayments for non-current assets		87	142	87	14
Investments in subsidiaries and associates	10	1,173	879	188,317	237,293
Other non-current assets		60	68	756	690
		1,264,555	1,626,488	1,292,200	1,678,422
Current assets					
Inventories		11,216	4,111	7,386	2,197
Assets held for sale	11	10,990	10,192	9,726	10,192
Receivables, prepayments and accrued revenue	12	137,537	150,193	129,928	146,007
Trading investments		-	1,287	-	-
Cash and cash equivalents	13	117,629	83,759	78,365	58,079
		277,372	249,542	225,405	216,475
Total assets		1,541,927	1,876,030	1,517,605	1,894,897
Shareholders' equity					
Share capital	14	814,913	814,913	814,913	814,913
Treasury shares	14	(120,000)	(120,000)	(120,000)	(120,000)
Legal reserve	15	81,499	81,499	81,499	81,499
Translation differences		(6)	(30)	(6)	(30)
Retained earnings		359,455	442,159	359,455	442,159
		1,135,861	1,218,541	1,135,861	1,218,541
Minority interest	22	3,536	2,354	-	-
LIABILITIES					
Non-current liabilities					
Borrowings	17	14,893	194,230	14,790	194,108
Deferred tax liabilities	18	78,422	113,844	59,722	93,611
Grants		11,832	14,492	11,832	14,492
		105,147	322,566	86,344	302,211
Current liabilities					
Trade, other payables and accrued liabilities	16	124,513	153,770	123,019	151,866
Borrowings	17	172,870	178,799	172,381	222,279
		297,383	332,569	295,400	374,145
Total liabilities		402,530	655,135	381,744	676,356
Total equity and liabilities		1,541,927	1,876,030	1,517,605	1,894,897

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

(All tabular amounts are in LTL '000 unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

GROUP	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2002		814,913	(120,000)	81,499	-	460,577	1,236,989
Dividends paid for 2001	7	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Balance at 1 January 2003		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Dividends paid for 2002	7	-	-	-	-	(46,609)	(46,609)
Net profit (loss)		-	-	-	-	(36,095)	(36,095)
Currency translation differences		-	-	-	24	-	24
Balance at 31 December 2003		814,913	(120,000)	81,499	(6)	359,455	1,135,861

COMPANY	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2002		814,913	-	81,499	-	456,477	1,352,889
Treasury shares	14	-	(120,000)	-	-	-	(120,000)
Treasury shares dividends	14	-	-	-	-	4,100	4,100
Dividends paid for 2001	7	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Balance at 1 January 2003		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Dividends paid for 2002	7	-	-	-	-	(46,609)	(46,609)
Net profit (loss)		-	-	-	-	(36,095)	(36,095)
Currency translation differences		-	-	-	24	-	24
Balance at 31 December 2003		814,913	(120,000)	81,499	(6)	359,455	1,135,861

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

(All tabular amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2003	2002	2003	2002
Operating activities					
Net profit (loss) for the period		(36,095)	67,032	(36,095)	67,032
Income tax	5	(3,507)	21,641	(3,799)	21,524
Minority interest	22	1,477	767	-	-
Depreciation and amortisation and impairment charge	8	397,495	381,668	375,494	364,476
Result of equity method accounting for investment in subsidiaries	10	-	-	(7,060)	(21,467)
Share of results of associates before tax	10	(562)	(337)	(562)	(337)
Write-off of property, plant and equipment and intangible assets		1,958	1,035	1,899	988
Provision and write off of doubtful accounts receivable	2	2,040	14,016	1,893	13,782
Elimination of gain on sale of investments	3	-	(7,016)	-	(7,016)
Elimination of gain on sale of property, plant and equipment and intangible assets		(3,560)	(1,860)	(3,585)	(1,849)
Other non cash transactions		24	(270)	24	(394)
Interest income	4	(1,366)	(567)	(3,378)	(723)
Interest expenses	4	24,747	34,299	25,246	34,334
Changes in working capital (excluding the effects of acquisition of subsidiaries):					
Inventories and asset held for sale		(6,840)	425	(5,115)	1,294
Trade and other accounts receivable		12,876	46,172	16,660	53,772
Trading investments		1,287	-	-	-
Trade and other accounts payable and deferred revenue		3,949	(41,944)	9,533	(69,490)
Cash generated from operations		393,923	515,061	371,155	455,926
Interest paid		(26,238)	(33,474)	(26,806)	(33,474)
Tax paid		(47,336)	(127)	(42,306)	-
Net cash from operating activities		320,349	481,460	302,043	422,452

(All tabular amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT (CONTINUED)

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2003	2002	2003	2002
Investing activities					
Purchase of property, plant and equipment (PPE) and intangible assets		(51,348)	(204,212)	(47,859)	(187,726)
Proceeds from disposal of PPE and intangible assets		13,290	6,840	12,161	24,464
Acquisition of subsidiaries (net of cash acquired)		(686)	(3,736)	-	-
Change in prepayments for non-current assets		55	-	(73)	-
Disposal of investments	3	-	7,000	-	8,600
Investments in subsidiaries and acquisition of associate's shares	10	-	-	-	(2,690)
Loans repaid (granted) to subsidiaries		-	-	910	(35,957)
Dividends received	10	162	-	37,636	-
Interest received		1,366	567	1,012	717
Net cash from investing activities		(37,161)	(193,541)	3,787	(192,592)
Financing activities					
Proceeds from borrowings		-	98,742	-	136,255
Repayment of borrowings		(190,414)	(265,354)	(226,935)	(265,447)
Repayment of bonds issued		(12,000)	-	(12,000)	-
Minority contribution to share capital of subsidiaries	22	21	-	-	-
Dividends paid to minority shareholders	22	(316)	-	-	-
Dividends paid		(46,609)	(85,450)	(46,609)	(85,450)
Net cash from financing activities		(249,318)	(252,062)	(285,544)	(214,642)
Increase in cash and cash equivalents		33,870	35,857	20,286	15,218
Movement in cash and cash equivalents					
At beginning of year		83,759	47,902	58,079	42,861
Increase in cash and cash equivalents		33,870	35,857	20,286	15,218
At end of year	13	117,629	83,759	78,365	58,079

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

GENERAL INFORMATION

AB Lietuvos Telekomas (hereinafter "the Company") was registered as a joint stock company on 16 June 1997. The Company is domiciled in Vilnius, the capital of Lithuania. The address of its registered office is as follows: 28 Savanorių Ave., LT-03501 Vilnius, Lithuania.

The Company's shares are traded on the Lithuanian National Stock Exchange as from 16 June 2000, and Global Depository Receipts, representing Company's shares, are traded on the London Stock Exchange.

The shareholders' structure of the Company as at 31 December 2003 is as follows:

	Number of shares	%
Amber Teleholding A/S	488,947,656	60.00
Lithuanian State Property Fund	66,158,519	8.12
UAB Lintkom (treasury shares)	38,095,242	4.67
Other foreign and domestic shareholders	221,711,343	27.21
	814,912,760	100.00

Pursuant to the Law of the Republic of Lithuania on the Restoration of the Rights of Ownership of Citizens of the Republic of Lithuania to Existing Real Estate and the Lithuanian Government's Resolution dated 12 July 2002 *On Compensation to Citizens for the Existing Real Estate Bought out by the State by Way of Securities Owned by the State*, shares owned by the State Property Fund are used to compensate citizens for expropriated real estate.

The Company's principal activity is the provision of fixed local, long distance and international telecommunication services including internet and data communication to both business and residential customers in the Republic of Lithuania.

The subsidiaries included in the Group's consolidated financial statements and associated entities are indicated below:

		Ownership interest in %		
Subsidiary/associate	Country of incorporation	31 December 2003	31 December 2002	Profile
UAB Comliet	Lithuania	100%	100%	Since 1 January 2001 the core activity of this subsidiary has been the design and construction of telecommunication objects. UAB Comliet owns a 75% stake in the Latvian company SIA Datu Tikli, a 55% stake in the Estonian company AS Telegrupp and a 95 % stake in the Russian company registered in Kaliningrad district OOO Comliet Kaliningrad. All the above-mentioned entities are involved in construction and maintenance of low voltage networks. In 2003 UAB Comliet also acquired a 100 % stake in UAB Sonex Komunikacijos. On 2 March 2004 a reorganisation plan for UAB Comliet was approved by the Board of Directors of the subsidiary. For further information see Note 25.

		Ownership interest in %		
Subsidiary/associate	Country of incorporation	31 December 2003	31 December 2002	Profile
UAB Lietuvos Telekomo Verslo Sprendimai	Lithuania	100%	100%	Acts on behalf of the Company in selling internet and other data communication services and integrated telecommunication business solutions to major business customers of the Company.
UAB Lintel	Lithuania	100%	100%	Provider of 118 call centre and telemarketing services. UAB Lintel has also taken over part of the Company's property management. In 2003 the subsidiary acquired a 100 % stake in UAB Lintkom from the Company. For further information on treatment of treasury shares held by UAB Lintkom see Note 14.
UAB Voicecom	Lithuania	60%	60%	The subsidiary operates under AB Lietuvos Telekomas licence in providing internet telephony and other IP based services.
UAB Baltijos Informacinių Duomenų Valdymo Centras	Lithuania	60%	60%	The Company's Information Services Department was reorganised into a subsidiary. The subsidiary provides information technologies services to the Group and third parties.
UAB Verslo Portalas	Lithuania	30%	30%	This associated entity was engaged in the development of the business-to-business portal verslas.com. The decision to discontinue operations of this associated entity has been made by the shareholders of the entity.
UAB TietoEnator Consulting	Lithuania	26%	26%	The entity was established in 2002. A majority stake of the company's shares is held by TietoEnator Oyj. The associate provides professional information technology services to the Group and third parties.
VšĮ Lietuvos Telekomo Sporto Klubas	Lithuania	100%	100%	Provides sports club services and supports a women's basketball team.

ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below.

A Basis of preparation

The financial statements are prepared in accordance with International Financial Reporting Standards. The financial statements are prepared under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

B Group accounting

(1) *Subsidiaries*

Subsidiaries, which are those companies in which the Group, directly or indirectly, has an interest of more than one half voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note E for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(2) *Associates*

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Goodwill arising on acquisition of associates is included under intangible assets in the Group accounts. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

C Foreign currency translation

(1) *Measurement currency*

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Lithuanian Litas (LTL), which is the measurement currency of the Company.

Until 31 January 2002 the exchange rate of the Litas was fixed to the US Dollar (USD) at a rate of 4 LTL=1 USD. As from 1 February 2002 Lithuania repegged the Litas to the Euro at rate of 3.4528 LTL=1 Euro.

(2) *Transactions and balances*

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

(3) *Group companies*

Income statements and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

D Property, plant and equipment

Property, plant and equipment acquired on or after 1 January 1996 is stated at historical cost less accumulated depreciation. Property, plant and equipment acquired before 1 January 1996 is stated at historical cost less accumulated depreciation as adjusted for indexation, using indexation rates set by the Lithuanian Government for the different asset categories.

Depreciation is calculated on the straight-line method to write off the cost of assets to their residual values over their estimated useful life as follows:

Buildings	10 – 50 years
Plant and machinery	5 – 25 years
Switches, lines and related telecommunication equipment	4 – 10 years
Computers	3 years
Motor vehicles	2 – 10 years
Other tangible fixed assets	1 – 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction in progress is transferred to appropriate groups of fixed assets when it is completed and ready for its intended use.

D Property, plant and equipment (continued)

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in the income statement.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Assets held for sale as disclosed in Note 11 are stated at their net selling price.

E Intangible assets

(1) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries/associates occurring is included in intangible assets in the Group accounts. Goodwill is amortised using the straight-line method over its estimated useful life, which is 5 years.

(2) *Other intangible assets*

Intangible assets expected to provide economic benefit to the Group in future periods are valued at acquisition cost less subsequent amortisation. Amortisation is calculated on the straight-line method over estimated benefit period as follows:

Licences	10 years
Computer software	3 – 5 years
Other intangible fixed assets	5 years

F Investments

At 1 January 2001 the Group adopted IAS 39 and classified its investments into following categories: trading, held-to-maturity and available-for-sale. During the current period the Group did not hold any investments in held-to-maturity and available-for-sale categories.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets.

Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchase and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading investments are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise.

G Investments in subsidiaries

Investments in subsidiaries that are included in the separate financial statements of the Company are accounted for using the equity method. Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' results for the period. The Company's share of post-acquisition movements in the subsidiaries' reserves is recognised in reserves. If under the equity method, the Company's share of losses of a subsidiary equals or exceeds the acquisition costs of an investment, the investment in the balance sheet is reported at nil value. Additional losses are provided for to the extent that the Company has incurred obligations or made payments on behalf of the subsidiary to satisfy its obligations. The provision for additional losses is accounted for within the share of net result before tax of a subsidiary in the income statement.

H Investments in associates

Investments in associates that are included in the separate financial statements of the Company are accounted for using the equity method.

I Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

J Accounting for leases – where Group is the lessee

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

K Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of inventories comprises purchase price, taxes (other than those subsequently recoverable by the Group from the tax authorities), transport, handling and other costs directly attributable to the acquisition of inventories. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

L Construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and functions or their ultimate purpose or use.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred where it is probable those costs will be recoverable. Contract costs are recognised when incurred.

L Construction contracts (continued)

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised by using the stage of completion method. The stage of completion is measured by reference to the relationship contract costs incurred for work performed to date bear to the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Costs incurred in the year in connection with future activity on a contract are excluded and shown as contract work in progress. The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as due from customers on construction contracts, under receivables and prepayments. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as due to customers on construction contracts, under trade and other payables.

M Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

Interconnection receivables and payables to the same counterparty are stated net.

N Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments, with original maturities of three months or less.

O Treasury shares

Where the Company or its subsidiaries purchase the Company's own share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

P Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings.

Q Income tax

Profit is taxable at a rate of 15% (2002: 15%) in accordance with Lithuanian regulatory legislation on taxation.

Income tax expense is calculated and accrued for in the financial statements on the basis of information available at the moment of the preparation of the financial statements, and estimates of income tax performed by the management in accordance with Lithuanian regulatory legislation on taxation.

Q Income tax (continued)

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities are offset only where International Accounting Standard No. 12 allows this treatment.

R Grants relating to purchase of property, plant and equipment

Grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

S Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

T Financial instruments

Financial instruments are stated at their market value as at the balance sheet date.

U Revenue recognition

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued monthly based on the historical actual traffic of incoming calls from different carriers.

Service activation fees are recognised as income and related costs are expensed at the moment of activating the service.

V Dividends

Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's shareholders.

W Earnings per share

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

X Segment information

The Group uses its fixed line network to generate different types of revenue (see Note 1). The Group is mainly operating in one business segment (fixed line services) and one geographical segment and therefore no segment information is disclosed.

Y Comparatives

Where necessary, the comparative figures have been reclassified to conform with changes in presentation of the current year financial statements.

FINANCIAL RISK MANAGEMENT

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects of the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to limit certain exposures.

Risk management is carried out by a central treasury unit (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies and evaluates financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investing excess liquidity.

Foreign exchange risk
The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US Dollar (USD) and Special Drawing Rights (SDR). Foreign exchange risk is controlled by hedging the foreign currency exposure of its, purchase contracts and debt commitments. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

Credit risk
The Group has no significant concentrations of credit risk. Credit risks or the risks of counter-parties defaulting, are controlled by the application of credit terms and monitoring procedures. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Interest rate risk
The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. The Group's policy is to maintain diversified debt portfolio. Split between fixed and floating interest rate depends on the actual situation in the market.

(All tabular amounts are in LTL '000 unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENTS

1 Revenues

	GROUP		COMPANY	
	2003	2002	2003	2002
Fixed voice services	630,136	815,214	631,544	815,988
Internet and data services	119,846	109,908	121,011	111,260
Construction and implementation services	36,543	20,071	-	-
Other services	25,752	23,019	37,288	35,348
	812,277	968,212	789,843	962,596

2 Expenses

	GROUP		COMPANY	
	2003	2002	2003	2002
Employee related expenses	146,704	152,210	78,593	91,729
Interconnection expenses	101,856	132,655	100,530	132,624
Construction services expenses (excluding employees related expenses)	24,400	13,454	-	-
Provision for doubtful accounts receivable	2,040	14,016	1,893	13,782
Other expenses	150,820	152,267	255,082	260,126
	425,820	464,602	436,098	498,261

The average number of staff employed by the Group during the current year totalled 3,827 (2002: 4,751). The average number of staff employed by the Company during the current year totalled 1,699 (2002: 2,310).

3 Gain on sale of investments

In May 2002, the Group sold a 74% stake in UAB Baltijos Telekomunikacijų Konsultacinis Centras (now UAB TietoEnator Consulting) to TietoEnator Oyj at a profit of LTL 4.1 million. The Group also sold a 40% stake in UAB Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator Oyj, which resulted in a gain of LTL 2.9 million.

(All tabular amounts are in LTL '000 unless otherwise stated)

4 Finance costs-net

	GROUP		COMPANY	
	2003	2002	2003	2002
Interest income	1,366	567	3,378	723
Other financial income	313	260	523	472
	1,679	827	3,901	1,195
Net foreign exchange gain (loss)	(4,119)	(5,818)	(3,945)	(6,423)
Interest expense	(24,747)	(34,299)	(25,246)	(34,334)
Other financial expenses	(462)	(565)	(477)	(561)
	(27,649)	(39,855)	(25,767)	(40,123)

5 Income tax

	GROUP		COMPANY	
	2003	2002	2003	2002
Current tax charge	31,809	43,921	28,156	39,570
Deferred tax charge	(35,422)	(22,347)	(33,889)	(21,305)
	(3,613)	21,574	(5,733)	18,265
Share of tax of subsidiaries	-	-	1,828	3,192
Share of tax of associates	106	67	106	67
	(3,507)	21,641	3,799	21,524

The tax on the Company's and the Group profit before tax differs from the theoretical amount that would arise using the basic tax rate as follows:

	GROUP		COMPANY	
	2003	2002	2003	2002
Profit (loss) before tax	(38,125)	89,440	(39,894)	88,556
Tax calculated at a tax rate of 15% (2002: 15%)	(5,719)	13,416	(5,984)	13,283
Share of tax of subsidiaries	-	-	(1,828)	(3,192)
Share of tax of associates	(106)	(67)	(106)	(67)
Income not subject to tax and expenses not deductible for tax purposes	8,609	8,949	8,582	8,097
Recognition /utilisation of previously unrecognised tax losses	-	(828)	-	-
Income tax on dividends	(5,519)	-	(5,519)	-
Correction of previous years tax balance	(878)	104	(878)	144
Tax charge before share of tax of subsidiaries and associates	(3,613)	21,574	(5,733)	18,265

(All tabular amounts are in LTL '000 unless otherwise stated)

6 Earnings per share

Basic earnings per share is calculated by dividing the net profit (loss) for the period by the weighted average number of ordinary shares in issue during the period. The Group has no dilutive potential ordinary shares and therefore diluted earnings per share are the same as basic earnings per share.

Weighted average number of shares in issue (thousands) for year ended 31 December 2003: 814,913 (ordinary shares) – 38,095 (treasury shares) = 776,818. Weighted average number of shares for the year ended 31 December 2002 was – 776,818.

	GROUP	
	2003	2002
Net profit (loss) attributable to shareholders	(36,095)	67,032
Weighted average number of ordinary shares in issue (thousands)	776,818	776,818
Basic earnings per share (LTL)	(0.05)	0.09

7 Dividends per share

The dividends per share, excluding treasury shares, declared in respect of 2002 and 2001 and paid in 2003 and 2002, were LTL 0.06 and LTL 0.11, respectively. There were no dividends proposed or declared in respect of 2003 as at the date of approval of these financial statements.

8 Property, plant and equipment

GROUP	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2003					
Opening net book amount	219,915	1,119,156	49,289	34,926	1,423,286
Exchange rate differences	-	-	(31)	-	(31)
Acquisition of subsidiaries (Note 23)	-	-	143	-	143
Additions	-	1,148	992	33,006	35,146
Reclassifications	(777)	1,522	(218)	-	527
Disposals and retirements	(8,561)	(4,271)	(1,075)	(200)	(14,107)
Transfers to assets held for sale (Note 11)	(1,264)	-	-	-	(1,264)
Transfers from construction in progress	2,778	46,647	307	(49,732)	-
Depreciation charge	(23,538)	(282,072)	(16,861)	(800)	(323,271)
Closing net book amount	188,553	882,130	32,546	17,200	1,120,429
At 31 December 2003					
Cost or indexed cost	264,205	2,269,063	96,950	18,000	2,648,218
Accumulated depreciation	(75,652)	(1,386,933)	(64,404)	(800)	(1,527,789)
Net book amount	188,553	882,130	32,546	17,200	1,120,429
At 31 December 2002					
Cost or indexed cost	279,984	2,269,604	108,328	34,926	2,692,842
Accumulated depreciation	(60,069)	(1,150,448)	(59,039)	-	(1,269,556)
Net book amount	219,915	1,119,156	49,289	34,926	1,423,286

(All tabular amounts are in LTL '000 unless otherwise stated)

8 Property, plant and equipment (continued)

COMPANY	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2003					
Opening net book amount	102,650	1,096,623	22,499	34,887	1,256,659
Additions	-	20	-	33,045	33,065
Disposals and write-offs	(8,459)	(4,186)	(818)	(200)	(13,663)
Reclassifications	392	-	-	-	392
Transfers from construction in progress	2,778	46,647	307	(49,732)	-
Depreciation charge	(20,373)	(274,594)	(10,955)	(800)	(306,722)
Closing net book amount	76,988	864,510	11,033	17,200	969,731
At 31 December 2003					
Cost or indexed cost	142,713	2,229,550	61,853	18,000	2,452,116
Accumulated depreciation	(65,725)	(1,365,040)	(50,820)	(800)	(1,482,385)
Net book amount	76,988	864,510	11,033	17,200	969,731
At 31 December 2002					
Cost or indexed cost	155,851	2,231,800	73,530	34,887	2,496,068
Accumulated depreciation	(53,201)	(1,135,177)	(51,031)	-	(1,239,409)
Net book amount	102,650	1,096,623	22,499	34,887	1,256,659

The depreciation, amortisation and impairment charge in the income statement consists of the following items:

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
Depreciation of property, plant and equipment	323,271	312,796	306,722	299,138
Amortisation of intangible assets (Note 9)	74,350	72,597	65,588	64,184
Impairment of goodwill (Note 10)	1,634	-	275	-
Goodwill depreciation (Notes 9 and 10)	-	-	3,787	3,787
Amortisation of grants received	(2,645)	(2,633)	(2,645)	(2,633)
Other movements	885	(1,092)	1,767	-
	397,495	381,668	375,494	364,476

In 2003, the Company performed a detailed review of the carrying values of specific items of property, plant and equipment. Based on the results of this review the Company's management made a decision to reduce the carrying value of certain assets (mostly telecommunication equipment and buildings) due to the fact that the carrying values of these assets were in excess of their recoverable amounts. The total write-down in the value of property, plant and equipment included in the depreciation charge for 2003 amounts to LTL 43.4 million.

As at 31 December 2003 property, plant and equipment include items (ducts and other real estate items) that are not properly registered with the Cadastre and Register of Land and Other Immovable Property. Such registration is formally required to confirm the legal ownership of such property. The carrying value of these assets amounted to LTL 120.4 million as at 31 December 2003 (2002: LTL 125.6 million). The Company uses these assets in its operations and pays real estate tax on these assets.

(All tabular amounts are in LTL '000 unless otherwise stated)

9 Intangible assets

GROUP	Licences	Software	Goodwill	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2003						
Opening net book amount	1,244	180,300	7,808	9,565	3,196	202,113
Additions	-	1,545	-	-	15,391	16,936
Disposals and write-offs	-	(170)	-	(85)	-	(255)
Reclassifications	-	10,469	-	871	(11,340)	-
Reclassifications to other accounts	-	-	-	(4)		(4)
Impairment charge	-	-	(1,634)	-	-	(1,634)
Amortisation charge	(258)	(66,966)	(4,416)	(2,710)	-	(74,350)
Closing net book amount	986	125,178	1,758	7,637	7,247	142,806
At 31 December 2003						
Cost	2,575	341,350	20,728	14,263	7,247	386,163
Accumulated amortisation	(1,589)	(216,172)	(18,970)	(6,626)	-	(243,357)
Net book amount	986	125,178	1,758	7,637	7,247	142,806
At 31 December 2002						
Cost	2,575	334,923	22,087	13,948	3,196	376,729
Accumulated amortisation	(1,331)	(154,623)	(14,279)	(4,383)	-	(174,616)
Net book amount	1,244	180,300	7,808	9,565	3,196	202,113

The Company holds a licence for the provision of fixed, long distance and international telecommunication services, also including data transmission in Lithuania. The licence also provides the right to construct and develop the network for provision of the above-mentioned services. The licence was issued on 31 October 1997, amended in June 1998 and is valid until 31 October 2007. The cost of the licence amounted to LTL 1.7 million and accumulated amortisation to LTL 1.0 million as at 31 December 2003.

The subsidiary UAB Comliet holds a licence granted on 31 October 1997 for rights to operate NMT 450 mobile cellular network. The licence is valid until 31 October 2007. The Group uses NMT 450 network to provide wireless local loop (WLL) to customers in remote areas and for intra-group communication needs. The cost of the licence amounted to LTL 0.9 million and accumulated amortisation amounted to LTL 0.6 million as at 31 December 2003.

(All tabular amounts are in LTL '000 unless otherwise stated)

9 Intangible assets (continued)

COMPANY	Licences	Software	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2003					
Opening net book amount	817	170,243	9,509	3,197	183,766
Additions	-	-	-	15,390	15,390
Disposals and write-offs	-	(170)	(85)	-	(255)
Reclassifications	-	10,471	869	(11,340)	-
Reclassifications to other accounts	-	-	(4)	-	(4)
Amortisation charge	(169)	(62,736)	(2,683)	-	(65,588)
Closing net book amount	648	117,808	7,606	7,247	133,309
At 31 December 2003					
Cost	1,691	321,352	14,156	7,247	344,446
Accumulated amortisation	(1,043)	(203,544)	(6,550)	-	(211,137)
Net book amount	648	117,808	7,606	7,247	133,309
At 31 December 2002					
Cost	1,691	316,461	13,840	3,197	335,189
Accumulated amortisation	(874)	(146,218)	(4,331)	-	(151,423)
Net book amount	817	170,243	9,509	3,197	183,766

10 Investments in subsidiaries and associates

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
At the beginning of year	879	203	237,293	221,206
Reduction of share capital of subsidiary	-	-	(12,000)	-
Dividends received	(162)	-	(37,636)	-
Goodwill amortisation	-	-	(3,787)	(3,787)
Goodwill impairment	-	-	(275)	-
Share of results of subsidiaries before tax	-	-	7,060	21,467
Share of results of associates before tax	562	337	562	337
Share of tax of subsidiaries and associates (Note 5)	(106)	(67)	(1,934)	(3,259)
Establishment, acquisition of subsidiaries and associate	-	406	-	2,690
Partial disposal of subsidiaries	-	-	-	(1,584)
Other movements	-	-	(966)	223
At end of year	1,173	879	188,317	237,293

(All tabular amounts are in LTL '000 unless otherwise stated)

11 Assets held for sale

	GROUP		COMPANY	
	2003	2002	2003	2002
At the beginning of year	10,192	29,498	10,192	29,498
Assets disposed	(466)	(1,864)	(466)	(1,864)
Reclassification from (to) property, plant and equipment (Note 8)	1,264	(17,442)	-	(17,442)
At end of year	10,990	10,192	9,726	10,192

12 Receivables, prepayments and accrued revenue

	GROUP		COMPANY	
	2003	2002	2003	2002
Trade receivables from business and residents	123,989	134,214	111,647	126,316
Provision for impairment	(32,564)	(35,545)	(32,124)	(35,240)
Loans to subsidiaries	-	-	1,560	2,540
Accrued revenues (residential sector and interconnection)	33,760	40,987	33,631	40,987
Derivative instruments (Note 19)	323	-	323	-
Prepaid expenses and other receivables	12,029	10,537	14,891	11,404
	137,537	150,193	129,928	146,007

The Group's historical experience in collection of accounts receivable falls within the recorded provisions.

13 Cash and cash equivalents

	GROUP		COMPANY	
	2003	2002	2003	2002
Cash in hand and at bank	96,978	81,198	72,129	55,518
Short term bank deposits	19,939	-	5,524	-
Restricted cash	712	2,561	712	2,561
	117,629	83,759	78,365	58,079

The effective interest rate on the Group's short-term bank deposits, held with Lithuanian banks was 1.6 % and these deposits will mature in 18 days on average.

The effective interest rate on the Company's short-term bank deposit, held with Lithuanian bank was 1.0 % and this deposit will mature in 15 days.

Restricted cash includes short-term deposits in AB Hansabankas and AB Vilniaus Bankas amounting to LTL 0.7 million (2002: LTL 2.6 million) relating to loans granted by the above-mentioned banks to the Group's employees to finance purchase or reconstruction of private apartments. The effective interest rate on these deposits is 0.5% (2002: 0.1%).

(All tabular amounts are in LTL '000 unless otherwise stated)

14 Share capital and treasury shares

Authorised share capital comprises 814,912,760 ordinary shares of LTL 1 par value each. All shares are fully paid.

According to the agreement signed by the State Property Fund, the Company and Amber Teleholding A/S on 7 July 1998, the General Meeting of Shareholders assigned the status of a special share to one of the shares owned by the State Property Fund on 26 April 2000. The special rights attached to this share outlined in the Company's By-laws expired on 1 January 2003. There were no other changes in share capital during 2003 and 2002.

In September 2002, AB Lietuvos Telekomas acquired from its subsidiary UAB Lintel all the shares of UAB Lintkom. No gain or loss on sale of these shares was recognised in the financial statements of UAB Lintel. As a result of this transaction the Company owned 100% of shares of UAB Lintkom and UAB Lintkom owned 4.67% shares of the Company. As UAB Lintkom was a dormant subsidiary, the shares of AB Lietuvos Telekomas owned by UAB Lintkom are considered to be treasury shares and directly deducted from shareholders' equity in the Company's balance sheet at their purchase cost of LTL 120.0 million as at 31 December 2002.

On 18 December 2003, AB Lietuvos Telekomas sold back all shares of UAB Lintkom to UAB Lintel and a decision was made to merge these companies. No gain or loss on this transaction was recognised in the Company's financial statements. By the date of the approval of these financial statements the merger between UAB Lintel and UAB Lintkom was not completed.

The Company continues to treat AB Lietuvos Telekomas shares held by UAB Lintkom as treasury shares and directly deducts them from shareholders' equity in the Company's balance sheet at their purchase cost of LTL 120.0 million as at 31 December 2003.

15 Legal reserve

A legal reserve is a compulsory reserve under Lithuanian legislation. Annual transfer of 5% of profit available for distribution, calculated in accordance with Lithuanian regulatory legislation on accounting, is compulsory until the reserve including share premium reaches 10% of the share capital. The legal reserve can be used to cover the accumulated losses.

16 Trade, other payables and accrued liabilities

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
Trade payables	41,795	28,711	50,678	42,792
Taxes, salaries and social security payable	32,145	57,786	25,644	47,522
Accrued liabilities and provisions	33,174	31,323	29,755	26,451
Derivative instruments (Note 19)	15,740	32,890	15,740	32,890
Other payables	1,659	3,060	1,202	2,211
	124,513	153,770	123,019	151,866

(All tabular amounts are in LTL '000 unless otherwise stated)

17 Borrowings

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
Current				
Current portion of long-term bank borrowings	22,381	166,779	22,381	166,779
Bonds	150,000	12,000	150,000	12,000
Other short term borrowings	429	-	-	-
Finance lease liabilities	60	20	-	-
Loans from subsidiaries	-	-	-	43,500
	172,870	178,799	172,381	222,279
Non-current				
Long-term bank borrowings	14,790	44,108	14,790	44,108
Bonds	-	150,000	-	150,000
Finance lease liabilities	103	122	-	-
	14,893	194,230	14,790	194,108
Total borrowings	187,763	373,029	187,171	416,387

The Company exercised an option for early redemption of its LTL 12.0 million bond issue on 29 August 2003. The Company paid 13.5 % annual interest on these bonds.

As at 31 December 2003 bank borrowings of LTL 22.7 million (2002: LTL 36.1 million) were guaranteed by the Lithuanian Government.

Other short term borrowings consist of loans granted to UAB Sonex Komunikacijos by its former shareholder UAB Sonex Group. UAB Sonex Komunikacijos is a subsidiary acquired by UAB Comliet in 2003.

The exposure of the bonds issued and bank borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

	6 months or less	**6-12 months**	**1-5 years**	**Total**
At 31 December 2003				
Total borrowings	185,986	695	1,082	187,763
Effect of interest rate swaps	-	-	-	-
	185,986	695	1,082	187,763
At 31 December 2002				
Total borrowings	207,252	13,323	152,454	373,029
Effect of interest rate swaps	(22,536)	13,981	8,555	-
	184,716	27,304	161,009	373,029

(All tabular amounts are in LTL '000 unless otherwise stated)

17 Borrowings (continued)

After taking account of interest rate swaps, the interest rate exposure of the Group at the balance sheet date was as follows:

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
Total borrowings:				
– at fixed rates	160,036	204,274	159,444	247,631
– at floating rates	27,727	168,755	27,727	168,756
	187,763	373,029	187,171	416,387

After taking account of interest rate swaps, the effective interest rates relating to the Group's borrowings at the balance sheet date were as follows

	2003	**2002**
Bank borrowings	4.22%	5.14 %
Bonds	10.15%	10.29 %

Maturities of non-current borrowings (excluding finance lease liabilities) are disclosed below:

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
Between 1 and 2 years	7,885	176,570	7,885	176,570
Between 2 and 5 years	6,905	17,538	6,905	17,538
Over 5 years	-	-	-	-
	14,790	194,108	14,790	194,108

18 Deferred income taxes

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
At beginning of year	113,844	136,191	93,611	114,916
Income statement charge (Note 5)	(35,422)	(22,347)	(33,889)	(21,305)
At end of year	78,422	113,844	59,722	93,611

According to Lithuanian tax legislation, investments of the Company in subsidiaries qualify for participation exemption, therefore deferred income tax liabilities have not been established on the unremitted earnings of subsidiaries.

(All tabular amounts are in LTL '000 unless otherwise stated)

18 Deferred income taxes (continued)

The movement in deferred tax assets and liabilities of the Group (prior to offsetting of balances) during the period is as follows:

GROUP– deferred tax liabilities	Investment relief	Other	Total
At 1 January 2003	177,211	1,330	178,541
Charged/ (credited) to net profit	(37,846)	(1,330)	(39,176)
At 31 December 2003	139,365	-	139,365

GROUP – deferred tax assets	Tax losses	Accelerated depreciation	Other	Total
At 1 January 2003	(360)	(58,962)	(5,375)	(64,697)
Charged/ (credited) to net profit	360	282	3,112	3,754
At 31 December 2003	-	(58,680)	(2,263)	(60,943)

The movement in deferred tax assets and liabilities of the Company (prior to offsetting of balances) during the period is as follows:

COMPANY – deferred tax liabilities	Investment relief	Other	Total
At 1 January 2003	156,275	1,330	157,605
Charged/ (credited) to net profit	(35,976)	(1,330)	(37,306)
At 31 December 2003	120,299	-	120,299

COMPANY – deferred tax assets	Accelerated depreciation	Other	Total
At 1 January 2003	(58,962)	(5,032)	(63,994)
Charged/ (credited) to net profit	282	3,135	3,417
At 31 December 2003	(58,680)	(1,897)	(60,577)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	GROUP		COMPANY	
	2003	2002	2003	2002
Deferred tax assets	(60,943)	(64,697)	(60,577)	(63,994)
Deferred tax liabilities	139,365	178,541	120,299	157,605
	78,422	113,844	59,722	93,611

(All tabular amounts are in LTL '000 unless otherwise stated)

19 Financial instruments

As at 31 December 2003 the Company's and the Group's borrowings denominated in US dollars comprised USD 12.6 million or LTL 34.8 million. As at 1 February 2002 the Company entered into several swap contracts. According to these contracts the denomination of the Company's borrowings in US dollars was swapped to Euro. For details, relating to the swap contracts see the table below:

Swap contract counterparty	Notional principal amount at 31 December 2003 in thousand USD	Exchange rate of the contract (USD/EUR)
JP Morgan	2,538	0.8632
Dresdner Bank AG	7,500	0.86295
Dresdner Bank AG	2,583	0.86295
	12,621	-

At the balance sheet date the fair value of above-mentioned derivative financial instruments was negative and amounted to LTL 15.7 million (2002: LTL 32.9 million). This amount is disclosed under trade, other payables and accrued liabilities (see Note 16).

As at the balance sheet date the notional principal amount of the outstanding forward foreign exchange contract was USD 2.0 million (LTL 5.5 million). At 31 December 2003 the fair value of the contract was positive and amounted to LTL 0.3 million. This amount is disclosed under receivables, prepayments and accrued revenue (see Note 12).

20 Contingent liabilities

At 31 December 2003, the Company had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise. In the ordinary course of business the Company has given guarantees amounting to LTL 0.8 million. The Company has also given guarantees for the Company's employees amounting to LTL 0.1 million.

21 Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	GROUP		COMPANY	
	2003	2002	2003	2002
Property, plant and equipment	7,046	4,756	7,046	4,756
Intangible assets	4,998	293	4,998	293
	12,044	5,049	12,044	5,049

(All tabular amounts are in LTL '000 unless otherwise stated)

22 Minority interest

	GROUP	
	2003	2002
At the beginning of year	2,354	-
Contribution of minority to share capital of subsidiaries	21	
Dividend paid to minority	(316)	-
Acquisition of subsidiaries (Note 23)	-	1,187
Partial disposal of subsidiaries	-	400
Minority share of net profit of subsidiaries	1,477	767
At end of year	3,536	2,354

23 Acquisitions

In 2003 the Group through UAB Comliet acquired 100 % of the share capital of UAB Sonex Komunikacijos for LTL 100. The acquired business contributed revenues of LTL 0.6 million and a net loss of LTL 0.1 million, and its assets and liabilities at 31 December 2003 were LTL 0.9 million and LTL 1.0 million respectively.

The fair value of the net assets approximated to the book value of the net assets acquired. The assets and liabilities arising from the acquisition are as follows:

	Total
Cash and cash equivalents	55
Property, plant and equipment (Note 8)	143
Inventories	326
Receivables	268
Borrowings	(429)
Payables	(357)
Fair value of net assets acquired	6
Goodwill	(6)
Total purchase consideration	-
Less:	
Cash and cash equivalents in subsidiaries acquired	(55)
Cash inflow on acquisition	(55)

Negative goodwill arising on this acquisition was recognised as income in 2003.

24 Related party transactions

The Group is controlled by Amber Teleholding A/S which owns 60 % of the Company's shares. The ultimate parent of the Group is TeliaSonera AB.

In 2003 international telecommunication and other services revenues from TeliaSonera AB and its subsidiaries except for UAB Omnitel equalled LTL 12.8 million (2002: LTL 12.9 million). International telecommunication and other services expenses incurred with TeliaSonera AB and its subsidiaries except for UAB Omnitel during the year 2003 amounted to LTL 18.7 million (2002: LTL 17.5 million).

(All tabular amounts are in LTL '000 unless otherwise stated)

24 Related party transactions (continued)

As at 31 December 2003 trade receivables from TeliaSonera AB and its subsidiaries, except for UAB Omnitel amounted to LTL 2.4 million (2002: LTL 1.7 million), trade payables amounted to LTL 2.8 million (2002: LTL 1.3 million), accrued interconnection revenues amounted to LTL 1.3 million (2002: LTL 5.2 million) and accrued interconnection expenses totalled LTL 0.5 million (2002: LTL 1.6 million).

In 2003 telecommunication and other services revenues from UAB Omnitel, a subsidiary of TeliaSonera AB equalled LTL 31.2 million (2002: LTL 49.8 million). Telecommunication and other services expenses incurred with UAB Omnitel during the year 2003 amounted to LTL 37.7 million (2002: LTL 50.8 million).

As at 31 December 2003 trade receivables from UAB Omnitel amounted to LTL 0.3 million (2002: LTL 0.6 million), trade payables amounted to LTL 1.4 million (2002: LTL 0.0 million), accrued interconnection revenues amounted to LTL 2.4 million (2002: LTL 3.2 million) and accrued interconnection expenses totalled LTL 3.0 million (2002: LTL 3.9 million).

In 2003 the total remuneration of the Group's top five management members (2002: four members) amounted to LTL 1.4 million (in 2002: LTL 1.0 million).

25 Subsequent events

On 18 February 2004, the Board of Directors of the Company adopted a decision to approve a new organisation structure of the Company with effect from 1 March 2004.

On 18 February 2004 the Board Meeting of AB Lietuvos Telekomas decided to carry out a restructuring of UAB Comliet in 2004. As a result of this restructuring functions currently performed by UAB Comliet such as implementation of telecommunications services installation, fault elimination, order management and network maintenance will be transferred to AB Lietuvos Telekomas. All assets and employees of UAB Comliet related to the above-mentioned functions will also be transferred to the Company.

The management of AB Lietuvos Telekomas is evaluating possibilities to sell UAB Comliet after the completion of this restructuring. The core business of UAB Comliet after restructuring will be network and other construction services.

The management of AB Lietuvos Telekomas believes that the restructuring will not have a significant effect on the net assets of the Group.

RECEIVED

2004 MAY 25 A 8:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AB Lietuvos Telekomas
Prospectus - report for the year 2003

(Prepared according to the Rules on Periodic Disclosure of Information about Issuers' Activities and their Securities approved by the Securities Commission of Lithuania)

LIETUVOS TELEKOMAS

Table of contents

I. GENERAL PROVISIONS

1. Accountable period for which the yearly prospectus - report has been prepared

Year 2003.

2. Main data about the Issuer

Name of the Issuer	AB Lietuvos Telekomas
Authorised capital	814,912,760 litas
Registered office	Savanorių pr. 28, LT-03501 Vilnius, Lithuania
Telephone number	+370 46 48 15 11
Fax number	+370 5 212 66 65
E-mail address	info@telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economy of the Republic of Lithuania
Registration No.:	BI 98 - 195
Code in the Register of Enterprises	2121543
Administrator of Register of Legal Persons	State Enterprise Centre of Registers
Internet address	www.telecom.lt

3. Nature of the Issuer's core business

The main business of AB Lietuvos Telekomas is provision of telecommunications services.

Lietuvos Telekomas' Group provides fixed-line telephony, Internet-related and data communication services, wholesale services for other local and international telecommunications operators as well as other services. From 1 January 2003, Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

4. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas' headquarters at Savanorių pr. 28, Vilnius, on business days from 8 a.m. till 5 p.m.

The Company's notices, including information and other documents related to the General Meeting to be convened, as well as notices and information about reorganisation or liquidation of the Company, resolutions (decisions) of the General Meeting and the Board, other notices and document which according to the laws of the Republic of Lithuania, these By-laws or resolutions (decisions) of the Company's bodies must be announced to all Shareholders and/or other persons, shall be given in Lietuvos Rytas daily or delivered personally to each Shareholder or any person to whom notification is required, by registered mail or by recorded delivery.

5. Persons responsible for the accuracy of information in the report

5.1. Members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas,
tel. +370 5 236 76 00, fax. +370 5 212 66 65.

Jan-Erik Elsérius, Chief Financial Officer – Deputy General Manager of AB Lietuvos Telekomas,
tel. +370 5 236 76 03, fax. +370 5 231 38 60.

5.2. ------------

6. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

AB Lietuvos Telekomas represented by General Manager Arūnas Šikšta and Chief Financial Officer – Deputy General Manager Jan-Erik Elsérius hereby confirms that information contained in this report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities as well as on the market price of those securities and their valuation.

General Manager of
AB Lietuvos Telekomas .... Arūnas Šikšta

20 May 2004

Seal

Chief Financial Officer – Deputy General
Manager of AB Lietuvos Telekomas .... Jan-Erik Elsérius

20 May 2004

The report is prepared in Vilnius, May 2004.

II. INFORMATION ABOUT THE ISSUER'S SHARE CAPITAL AND ISSUED SECURITIES

7. The Issuer's share capital

7.1. Share capital registered in the companies' register

The share capital of AB Lietuvos Telekomas registered in the Register of Legal Persons is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas' share capital is as follows:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Part in the share capital (%)
Ordinary registered shares (ORS)	814,912,760	1	814,912,760	100.00
Total:	814,912,760	-	814,912,760	100.00

All shares of AB Lietuvos Telekomas are paid for.

Due to expiration of the term of the Company's Special Share on 1 January 2003 and following the provisions of the laws and other legal acts of the Republic of Lithuania, the General Meeting of Shareholders held on 28 April 2003 decided to cancel the status of the Company's special share and convert it into the Company's ordinary registered share. On 4 June 2003, amended By-laws of the Company were registered at the State Enterprise Registru Centras.

7.2. Information about projected increase of the share capital by conversion or swap of issued debentures or derivatives into shares

----

8. Shareholders

The following shareholders hold more than 5 per cent of the Company's share capital on the day of the ordinary General Meeting of Shareholders held on 23 April 2004:

Name and surname of the shareholder (name of enterprise, type and registered office, code in the register of enterprises)	Number of ordinary registered shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, c/o TeliaSonera Danmark A/S, Ejby Industrivej 135, 2600 Glostrup, Denmark, register code 244.793 (a)	488,947,656	60.00	62.94	--
The State represented by the State Property Fund, Vilniaus g. 16, LT-01507 Vilnius, register code 1007315	64,627,064	7.93	8.32	--

NOTE: (a) From 9 December 2002 Amber Teleholding A/S is a fully owned subsidiary of TeliaSonera AB.

During the year 2003, the State of Lithuania reduced its shareholding in Lietuvos Telekomas from 10.03 per cent (31 Dec. 2002) to 8.12 per cent (31 Dec. 2003) by giving up shares of the Company as a compensation to Lithuanian citizens for the realty redeemable by the State of Lithuania.

As of 31 December 2003, the total number of AB Lietuvos Telekomas' shareholders was 9,861. The number of shareholders on the day of the last General Meeting of Shareholders, which was held on 23 April 2004, was 9,628.

As of 31 December 2003, UAB Lintkom, a daughter company of AB Lietuvos Telekomas' subsidiary UAB Lintel, held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital. Following the Lithuanian Company Law, AB Lietuvos Telekomas' shares held by UAB Lintkom are considered as treasury stocks.

9. Basic characteristics of shares issued into public circulation of securities

Shares of AB Lietuvos Telekomas issued into public circulation of securities:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issued into circulation
Ordinary registered shares	814,912,760	1	814,912,760	During reorganisation of the state enterprise into the stock company

On 20 June 1997, for public circulation the Lithuanian Securities Commission registered 814,912,760 ordinary registered shares of AB Lietuvos Telekomas, par value of one litas each (Act No. AB-3920). Shares were issued during the reorganisation of the state enterprise Lietuvos Telekomas into the stock company Lietuvos Telekomas.

On 6 August 1999, the Lithuanian Securities Commission annulled the registration of 40,465,212 ordinary registered shares (Certificate No. AB-45) and registered 40,465,212 ordinary registered employees' shares (Act No. AB-4595). Shares are registered following the Lithuanian Law on Privatisation of State and Municipal Property, AB Lietuvos Telekomas Privatisation Program announced on 11 May 1998 and Resolution of AB Lietuvos Telekomas' General Meeting of Shareholders held on 29 July 1999. The circulation of employees' shares was restricted (owners of employees' shares could not sell or otherwise transfer shares into the ownership of any person, who was not granted the right to acquire such shares, within one year after the day of shares' acquisition).

On 1 June 2000, the Lithuanian Securities Commission annulled the registration of one ordinary registered share (Certificate No. AB-181) and registered one special share for non-public circulation (Act No. AB-4713).

On 17 August 2000, the Lithuanian Securities Commission annulled the registration of 40,465,212 employees' shares (Certificate No. AB-222) and registered 40,465,212 ordinary registered shares for public circulation from 23 August 2000. On 5 July 2000, AB Lietuvos Telekomas' General Meeting of Shareholders resolved to convert 40,465,212 employees' shares into ordinary registered shares. The amendments to the Company's By-laws concerning conversion of employees' shares into ordinary registered shares were registered on 23 August 2000.

On 28 April 2003, the General Meeting of Shareholders decided to cancel the status of the Company's special share and convert it into the Company's ordinary registered share. On 22 May 2003, the Securities Commission of Lithuania annulled registration of the special share (Certificate No. AB-866) and registered one ordinary registered share for public circulation (Act No. AB-5167). The amended By-Laws of the Company were registered on 4 June 2003.

10. Information about the shares, which are registered and placed for non-public circulation of securities

On 1 June 2000, the Lithuanian Securities Commission annulled the registration of one ordinary registered share (Certificate No. AB-181) and registered circulation one special share for non-public (Act No. AB-4713).

On 26 April 2000, the General Meeting of the Company's Shareholders resolved to grant a status of the special share to one ordinary registered share owned by the State and held by the state enterprise State Property Fund, which acts as a trustee. It has been established that the status of the special share will come into force immediately after the part of all AB Lietuvos Telekomas' ordinary registered shares issued at that time owned by the State and held by the state enterprise State Property Fund, which acts as a trustee, becomes less than 25 per cent, and, therefore, the state enterprise State Property Fund will cease exercising the blocking minority rights following the Lithuanian Company Law. The By-laws of the Company, which were amended on 5 July 2000 by the resolution of the General Meeting of Shareholders and registered on 26 July 2000, provide that from 1 January 2003 or if the special share is transferred to an entity, which is not a Lithuanian state institution or enterprise, special non-property rights granted by such share will be automatically forfeited and the special share becomes an ordinary registered share.

Untill 1 January 2003, the holder of the special share had the following rights: (1) to veto resolutions of the General Meeting of Company's Shareholders on the status of the special share, termination, reorganisation or liquidation of the Company's activities, (2) to express its opinion on any agenda issue of the General Meeting of Shareholders (3) to convene the General Meeting of Shareholders and propose the agenda issues for such a meeting.

On 28 April 2003, the General Meeting of Shareholders decided to cancel the status of the Company's special share and convert it into the Company's ordinary registered share. On 22 May 2003, the Securities Commission of Lithuania annulled registration of the special share (Certificate No. AB-866) and registered one ordinary registered share for public circulation (Act No. AB-5167). The amended By-Laws of the Company were registered on 4 June 2003.

11. Information about depository receipts issued on the basis of shares

On 12 June 2000, after sell-off of 203,728,190 ordinary registered shares, which were owned by the State, during the Initial Public Offering by the state enterprise State Property Fund, AB Lietuvos Telekomas launched the Global Depository Receipt (GDR) program.

According to the program, one Lietuvos Telekomas' GDR represents ten ordinary registered shares of AB Lietuvos Telekomas. The program's Depository is Deutsche Bank Trust Company Americas, 4 Albany Street, New York, NY 10006, U.S.A.

Lietuvos Telekomas' GDR are listed on the Official List of the UK Listing Authority and are quoted on the Stock Exchange Automated Quotations System ("SEAQ International") operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of Nasdaq Stock Market Inc.

On 23 April 2004, the day of the last Annual General Meeting of Shareholders, there were 11,280,389 Global Depository Receipts issued on the basis of 112,803,890 shares that amount for 13.84 per cent of the Company's share capital.

Number of deposited shares of AB Lietuvos Telekomas and number of depository receipts:

Date	Number of shares	Number of GDRs
31 March 2002	122,849,890	12,284,989
30 June 2002	123,617,950	12,361,795
30 September 2002	123,867,950	12,386,795
31 December 2002	118,537,950	11,853,795
31 March 2003	113,887,950	11,388,795
30 June 2003	111,837,950	11,183,795
30 September 2003	111,652,950	11,165,295
31 December 2003	110,928,170	11,092,817

12. The main characteristics of debt securities issued into public circulation of securities

----

13. Information about debt securities, which are registered and placed for non-public circulation of securities

On 28 September 2000, for non-public circulation the Lithuanian Securities Commission registered the issue of 12,000 ten-year book-entry registered bonds, par value of 1,000 litas each, with an annual coupon of 12 per cent (Act No. AB-4791, Securities' Registration No. A54011422).

The whole issue was placed on 12 October 2000. On each annual coupon payment day – each year on 13 October starting with 2001 until 2010 - bondholders have a right to receive 120 litas (interest) for each bond. The Information Memorandum for Bonds Issue provided that issue shall be redeemed on 13 October 2010 at the nominal value if the Company or investors do not exercise the premature redemption or sell-off rights. In case that the EU monetary unit euro is approved as the local currency in the Republic of Lithuania, the Company is eligible to redeem and investors to sell the bonds prior 13 October 2010. The Company paying the premium has the right to redeem the bonds on 29 August 2003 without a separate consent from investors.

On 30 July 2003, the Board of AB Lietuvos Telekomas decided to authorise General Manager of the Company to undersign all the documents related to the early redemption of 12 per cent coupon 12 million Litas bond on 29 August 2003 and execute other related actions.

On 29 August 2003, AB Lietuvos Telekomas redeemed all 12,000 ten-year book-entry registered bonds, par value 1,000 litas each paying 1,146.07 litas for each bond. Total bonds' redemption amount including premium was 13,752,840 litas.

14. Securities, which do not certify the participation in the share capital, but which circulation is regulated by the Law on Public Trading, except debt securities

----

III. INFORMATION ABOUT SECONDARY CIRCULATION OF SECURITIES ISSUED BY THE ISSUER

15. Securities included into trading lists of stock exchanges

The following securities of AB Lietuvos Telekomas are included into the Official List of the National Stock Exchange of Lithuania:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issue Code
Ordinary registered shares	814,912,760	1	814,912,760	12391

From 16 June 2000, no more than 28,549,990 Lietuvos Telekomas' Global Depository Receipts (1 GDR represents 10 ORS) are admitted to the Official List of the UK Listing Authority and could be quoted on the Stock Exchange Automated Quotations System ("SEAQ International") operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of the Nasdaq Stock Market Inc.

16. Trading in Issuer's securities on stock exchanges and other organised markets

Trading in AB Lietuvos Telekomas' ordinary registered shares on the Central Market of the National Stock Exchange of Lithuania:

Period	Price (in litas)		Turnover (in litas)	
	Highest	Lowest	Biggest	Smallest
01/01/2002 – 31/03/2002	1.52	1.17	645,908	3,823
01/04/2002 – 30/06/2002	1.53	1.12	547,620	0
01/07/2002 – 30/09/2002	1.16	0.80	371,224	3,270
01/10/2002 – 31/12/2002	0.98	0.75	376,685	0
01/01/2003 – 31/03/2003	1.01	0.83	240,131	0
01/04/2003 – 30/06/2003	1.41	1.00	902,134	0
01/07/2003 – 30/09/2003	1.74	1.30	765,230	29,495
01/10/2003 – 31/12/2003	1.58	1.43	828,834	13,005

Period	Last session		Total turnover	
	Price (in litas)	Turnover (in litas)	Number of shares	In litas
01/01/2002 – 31/03/2002	1.52	182,692	7,031,992	8,963,283
01/04/2002 – 30/06/2002	1.13	13,536	2,678,857	3,615,699
01/07/2002 – 30/09/2002	0.84	40,838	3,928,220	3,871,557
01/10/2002 – 31/12/2002	0.90	15,338	4,112,357	3,663,126
01/01/2003 – 31/03/2003	1.00	30,695	3,408,355	3,092,293
01/04/2003 – 30/06/2003	1.41	98,764	10,108,348	11,569,524
01/07/2003 – 30/09/2003	1.49	78,454	9,294,056	14,105,804
01/10/2003 – 31/12/2003	1.57	333,181	7,774,378	11,749,671

Block trading in AB Lietuvos Telekomas' ordinary registered shares:

Period	Average price (in litas)	Total turnover	
		Number of shares	In litas
01/01/2002 – 31/03/2002	1.34	1,500,000	2,017,200
01/04/2002 – 30/06/2002	1.08	147,899	159,489
01/07/2002 – 30/09/2002	2.49	490,072	1,218,662
01/10/2002 – 31/12/2002	1.07	2,008,240	2,139,754
01/01/2003 – 31/03/2003	0.90	4,120,410	3,695,785
01/04/2003 – 30/06/2003	1.11	1,375,643	1,526,385
01/07/2003 – 30/09/2003	1.52	5,193,799	7,874,521
01/10/2003 – 31/12/2003	1.51	5,169,644	7,798,237

Trading in Lietuvos Telekomas' Global Depository Receipts on SEAQ International operated by the London Stock Exchange:

Period	Price (in US dollars)		Turnover (in GBP)	
	Highest	Lowest	Biggest	Smallest
01/01/2002 – 31/03/2002	3.875	2.975	1,819,278	0
01/04/2002 – 30/06/2002	3.875	3.175	1,072,967	0
01/07/2002 – 30/09/2002	3.275	2.575	804,306	0
01/10/2002 – 31/12/2002	2.750	2.150	285,543	0
01/01/2003 – 31/03/2003	3.075	2.650	666,716	0
01/04/2003 – 30/06/2003	4.525	3.075	812,318	0
01/07/2003 – 30/09/2003	5.075	4.425	117,401	0
01/10/2003 – 31/12/2003	5.500	4.925	675,042	0

Period	Last session		Total turnover	
	Price (in USD)	Turnover (in GBP)	Number of GDRs	In GBP
01/01/2002 – 31/03/2002	3.875	0	3,627,454	8,352,307
01/04/2002 – 30/06/2002	3.225	0	1,139,750	2,738,773
01/07/2002 – 30/09/2002	2.575	0	697,250	1,285,884
01/10/2002 – 31/12/2002	2.700	0	858,428	1,286,350
01/01/2003 – 31/03/2003	3.075	0	1,371,382	2,362,294
01/04/2003 – 30/06/2003	4.525	35 004	1,071,400	2,340,382
01/07/2003 – 30/09/2003	4.975	0	187,220	531,440
01/10/2003 – 31/12/2003	5.500	0	262,796	771,540

17. Market capitalisation of securities

Capitalisation of AB Lietuvos Telekomas' ordinary registered shares traded on the National Stock Exchange of Lithuania:

Date	Number of shares	Central market price (in litas)	Capitalisation (in litas)
31 March 2003	814,912,759	1.00	814,912,759
30 June 2003	814,912,760	1.41	1,149,026,992
30 September 2003	814,912,760	1.49	1,214,220,012
31 December 2003	814,912,760	1.57	1,279,413,033

18. Trading in Issuer's securities outside the stock exchange

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19. Information about the buy-back of its own shares by the Issuer

On 12 June 2000, during the Initial Public Offering UAB Lintkom acquired 12,698,412 ordinary registered shares of AB Lietuvos Telekomas (1 share price was LTL 3.15) and 2,539,683 Lietuvos Telekomas' Global Depository Receipts (1 GDR price was USD 7.875) (1 Lietuvos Telekomas' GDR represents 10 ordinary registered shares of the Company). Overall, UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' share capital.

In September 2002, Lietuvos Telekomas acquired all shares of UAB Lintkom from UAB Lintel. In December 2003, Lietuvos Telekomas transferred all UAB Lintkom shares to UAB Lintel. Lintel and Lintkom will be reorganised by merger of UAB Lintkom into UAB Lintel. After reorganisation UAB Lintel will continue its operations while UAB Lintkom will cease its operations. Following the Lithuanian Company Law, Lietuvos Telekomas' shares held by UAB Lintkom are considered as treasury stocks.

As of 31 December 2003, UAB Lintkom held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital.

AB Lietuvos Telekomas has never acquired any shares from the management of Lietuvos Telekomas.

20. Announcement of the official tender offer

----

21. Issuer's paying agents

On 19 December 2000, AB Lietuvos Telekomas and Lithuanian Central Depository of Securities, Konstitucijos pr. 23, 08105 Vilnius, phone +370 5 272 34 66, fax +370 5 272 16 76, signed an agreement on general accounting of the Company's bonds issue (Securities Registration Act No. AB-4791), accounting of their circulation, control for matching of bonds and payments circulation.

22. Agreements with intermediaries of public trading in securities

On 1 December 2000, AB Lietuvos Telekomas and AB Vilniaus Bankas, Gedimino pr. 12, 01103 Vilnius, made an agreement on accounting of the Company's securities and services related to the accounting of securities.

IV. INFORMATION ABOUT THE ISSUER'S ACTIVITIES

23. Legal basis for Issuer's activities

In conducting its business AB Lietuvos Telekomas follows the Company Law, Law on Telecommunications, Law on Securities Market and other laws and legal acts of the Republic of Lithuania and Company's By-laws.

24. Membership in associated structures

After merger of Telia AB, Sweden, and Sonera Oy, Finland, into one company - TeliaSonera AB, registered in Sweden, Amber Teleholding A/S, the largest shareholder of AB Lietuvos Telekomas that hold 60 per cent of Lietuvos Telekomas' shares, became a fully owned subsidiary of TeliaSonera AB, and AB Lietuvos Telekomas became an indirectly owned subsidiary of TeliaSonera AB.

From December 2002 financial statements of Lietuvos Telekomas' Group are consolidated into consolidated financial statements of TeliaSonera AB.

In Lithuania TeliaSonera AB through its subsidiary Amber Mobile AB holds 90 per cent of UAB Omnitel shares, too.

25. Brief description of the Issuer's history

The state enterprise Lietuvos Telekomas, which share capital was entirely owned by the State, was registered on 6 February 1992. The Company provided services of local, long-distance and international automatic telephone communication, telegraph and telex, wire radio broadcasting, sounding of public events, as well as other communication services on the whole territory of the Republic of Lithuania.

On 16 June 1997, by the resolution of the Government of the Republic of Lithuania, the state enterprise Lietuvos Telekomas was reorganised into the stock company Lietuvos Telekomas. The share capital of the Company (814,912,760 litas) was fully owned by the State.

On 9 June 1998, the Law on Telecommunications of the Republic of Lithuania was passed. The Law granted Lietuvos Telekomas an exclusive right to provide fixed-line telephony services until 31 December 2002.

On 7 July 1998, the state enterprise State Property Fund sold 488,947,656 shares of AB Lietuvos Telekomas (60 per cent of the Company's share capital), which were owned by the State, to the consortium Amber Teleholding A/S, Denmark, established by Swedish Telia AB and Finish Sonera Oy.

In August 1999, during implementation of the privatisation programme of AB Lietuvos Telekomas 7,194 employees of the Company acquired from the State 40,465,212 ordinary registered employees' shares (4,97 per cent of the Company's share capital). On 23 August 2000, the employees' shares were converted into ordinary registered shares.

On 12 June 2000, during the Initial Public Offering the state enterprise State Property Fund sold 203,728,190 AB Lietuvos Telekomas' shares (25 per cent of the Company's share capital), which were owned by the State. Since then Lietuvos Telekomas shares are traded on the National Stock Exchange of Lithuania and Global Depository Receipts issued on the basis of the Company's shares are traded on the London Stock Exchange.

Pursuant to the new Law on Telecommunications, from 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

26. Characteristics of the production (services)

Lietuvos Telekomas' Group provides fixed-line telephony, Internet-related and data communication services, wholesale services for other local and international telecommunications operators as well as other services. From 1 January 2003, Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

In 2003, Lietuvos Telekomas' Group changed grouping of its revenue following the pattern used by TeliaSonera AB for segmentation of telecommunications services. From the first quarter of 2003 services of Lietuvos Telekomas' Group are divided into the following three main groups: Fixed-line Telephony Services (including Interconnection, ISDN and Call Centers' services), Internet and Data Communication Services (including Leased Lines services) and Other Services. The revenue of the previous periods was accordingly reclassified.

Reclassified breakdown of revenue of Lietuvos Telekomas' Group:

	2003		2002		2001	
	in thousand of litas	%	in thousand of litas	%	in thousand of litas	%
Fixed-line telephony services:						
Subscription, installation and other charges	200,856	24.7	215,316	22.2	231,933	21.9
Traffic revenue	294,681	36.3	442,630	45.7	572,016	54.0
Value added services	14,341	1.8	12,338	1.3	10,506	1.0
Interconnection services	120,258	14.8	144,930	15.0	137,780	13.0
Fixed-line telephony revenue, total	630,136	77.6	815,214	84.2	952,235	89.9
Internet and data communication	119,846	14.8	109,908	11.4	84,326	8.0
Other services	62,295	7.6	43,090	4.4	21,905	2.1
Total revenue	812,277	100.0	968,212	100.0	1,058,466	100.0

The parent company of the Group, AB Lietuvos Telekomas, performs the core business of the Group, i.e. provides fixed-line telephony, data communication, fixed-line network, wholesale and Internet-related services. It also operates an Internet portal *Takas*.

UAB Comliet provides such services as designing and construction of fixed-line and wireless telecommunications networks, installation and maintenance of low voltage networks, as well as telecommunications network maintenance, service installation and fault elimination services.

In July 2003, UAB Comliet acquired 100 per cent of UAB Sonex Komunikacijos' shares from UAB Sonex Group. The Comliet Group also includes the following subsidiaries: Comliet-Kaliningrad in the Russian Federation, Datu Tikli SIA in Latvia and Telegrupp AS in Estonia. The subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks in the countries of their incorporation.

UAB Lietuvos Telekomo Verslo Sprendimai provides services and complex telecommunications solutions as well as offer technical consultancy services on telecommunications issues to around 600 major business customers of Lietuvos Telekomas.

UAB Lintel focuses on provision of the Directory Inquiry Service 118, telemarketing and Call Center services. From 1 March 2003, UAB Lintel took over from Lietuvos Telekomas the function of customer care by telephone.

Key Lietuvos Telekomas' Group figures:

	2003	2002	2001
Revenue (in thousand of litas)	812,277	968,212	1,058,466
EBITDA (in thousand of litas)	386,457	503,610	564,372
EBITDA margin (%)	47.6	52.0	53.3
Depreciation, amortisation and impairment charge (in thousand of Litas)	397,495	381,668	381,567
Operating profit (EBIT) (in thousand of litas)	-11,038	128,958	185,662
Operating profit EBIT margin (%)	-1.3	13.3	17.5
Financial activities, net (in thousand of litas)	-27,649	-39,855	-46,999
Profit before tax (in thousand of litas)	-38,125	89,440	138,663
Net profit (in thousand of litas)	-36,095	67,032	181,715
Net profit margin (%)	-4.4	6.9	17.2
Return on capital employed (%)	-2.6	5.2	7.8
Return on average assets (%)	-2.3	4.5	6.6
Return on shareholders' equity (%)	-3.1	5.5	15.1
Gearing (%)	6.2	23.7	42.4
Debt to equity ratio (%)	16.5	30.6	46.3
Current ratio (%)	93.3	75.0	118.2
Rate of turnover of assets (%)	47.3	48.8	50.4
Equity to assets ratio (%)	73.7	65.0	59.5
Cash flow from operating activities (in thousand of litas)	320,349	481,460	450,552
Personnel at the end of the year	3,486	4,531	5,749
Share book value (in litas)	1.46	1.57	1.59
Earnings per share (in litas)	-0.05	0.09	0.23
Number of shares (thousand) (a)	776,818	776,818	776,818
Number of fixed lines in service	828,318	935,899	1,151,673
Penetration of lines per 100 residents (%) (b)	24.0	27.0	33.1
Digitisation rate (%)	91.2	87.6	65.0
Number of lines per full time employee, related to fixed-line telephony	281	253	217

NOTES: (a) excluding treasury stocks held by UAB Lintkom; (b) Calculated on the basis of the following population: in 2001 – 3,482 thousand, in 2002 – 3,463 thousand, in 2003 – 3,446 thousand.
EBITDA – earnings before interest, tax, depreciation and amortisation;
EBIT – earnings before interest and tax.

UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering (IPO) in 2000. In December 2003, Lietuvos Telekomas transferred all shares of UAB Lintkom to UAB Lintel. In the future, both companies will be reorganized through merger of UAB Lintkom into UAB Lintel.

UAB Baltijos Informacinių Duomenų Valdymo Centras provides information systems support and comprehensive server management services as well as a wide range of IT customer support center services to Lietuvos Telekomas and other companies in Lithuania and the Baltic region. Shareholders of UAB Baltijos Informacinių Duomenų Valdymo Centras are AB Lietuvos

Telekomas (60 per cent of shares) and TietoEnator Oyj (40 per cent). In July 2003, UAB Baltijos Informacinių Duomenų Valdymo Centras established its subsidiary Baltic Data Center SIA in Latvia.

From 2001, UAB Voicecom provides internet telephony (voice over IP) services to business and residential customers. Shareholders of UAB Voicecom are AB Lietuvos Telekomas (60 per cent of shares) and Nexcom Telecommunication LLC (USA) (40 per cent).

In 2003, UAB Verslo Portalas started to operate a business-to-business portal verslas.com, which provides the latest business news, publications and researches, hosts a companies' search engine and marketplace for various products and services. Shareholders of UAB Verslo Portalas are AB Lietuvos Telekomas (30 per cent of shares) and UAB Verslo Žinios (70 per cent).

UAB TietoEnator Consulting (before 30 January 2003 known as Baltijos Telekomunikacijų Konsultacinis Centras) provides companies in the Baltic region with high-value-added IT-related consulting services. Shareholders of UAB TietoEnator Consulting are AB Lietuvos Telekomas (26 per cent of shares) and TietoEnator Oyj (74 per cent).

Lietuvos Telekomas is the sole founder of the non-profit organization VšĮ Lietuvos Telekomo Sporto Klubas.

Fixed telephony services

Voice Telephony Services

Lietuvos Telekomas provides local, long-distance, fixed-to-mobile and international calls for residential and business customers all over the country. At the end of 2003, Lietuvos Telekomas had 828 thousand main lines in service – a decrease by 108 thousand against 936 thousand at the end of 2002. The decrease was mainly recorded in the residential customer segment, while the number of business customers' telephone lines remained the same. On 31 December 2003, the fixed-line penetration in Lithuania was 24 lines per 100 residents against 27 lines on 31 December 2002.

At the end of 2003, Lietuvos Telekomas had 12 thousand *ISDN Duetas*, including *ISDN Duetas Plius* and *ISDN Biuras*, connections and 485 *ISDN Srautas* connections, whereas the total number of ISDN channels amounted to 39 thousand, as compared with 34 thousand channels at the end of 2002.

For customer service in rural and remote areas, Lietuvos Telekomas used GSM and NMT- 450 standard mobile networks. At the end of 2003, the Company had about 40 thousand lines connected to its network by using these technologies.

The number of chip card payphones operated by Lietuvos Telekomas at the end of 2003 stood at 5,671.

On 31 December 2003, 91.2 per cent of Lietuvos Telekomas' subscriber lines were connected to digital exchanges. The number of business customers using lines connected to digital exchanges made up 94.1 per cent.

During 2003, the number of Centrex lines more than doubled, and at the end of the year more than 20 thousand Centrex lines were used by Lietuvos Telekomas' business customers.

Payment Plans for Residential Customers

From January 2003, Lietuvos Telekomas stopped applying the lower subscription fee of 16 litas for socially disadvantaged and retired residential customers. This group of customers was offered the *Vietinis (Local)* payment plan at a discount of 5 litas.

Payment plans are gaining popularity among residential customers. During the year 2003, the total number of subscribers to *Vietinis (Local)*, *Šalies (Country)* and *Interneto (Internet)* payment plans increased by 169 thousand, and amounted to nearly 373 thousand at the end of December.

At the end of the year 2003, about 50 per cent of all residential customers were using payment plans offered by Lietuvos Telekomas. The Company had around 48 thousand users of the *Vakaro (Evening)* payment plan at year end.

In October 2003, Lietuvos Telekomas launched a new payment plan, *Pasaulis (World)*. The plan is based on a fixed monthly fee, which allows customers to make international calls to certain countries at a significantly lower price.

Loyalty Program for Residential Customers

On 10 November 2003, Lietuvos Telekomas launched the *Bičiuliai (Friends)* loyalty program. The program is a long-term project intended to encourage residential customers to use Lietuvos Telekomas' services to a greater extent and increase customer motivation to stay with Lietuvos Telekomas. A participant of the loyalty program gets points, which later can be exchanged for Lietuvos Telekomas' services, and/or goods provided by Lietuvos Telekomas' partners. At the end of 2003, Lietuvos Telekomas had 55 thousand registered participants of the *Bičiuliai* loyalty program. To make the program more user-friendly, in the year 2004 the Company is planning to launch service ordering via Internet, provide "hot" information about the points earned and make other attractive offers.

Payment Plans for Business Customers

During the year 2003, Lietuvos Telekomas continued offering for business customers the *Šalies Mokėjimo Planas Verslui (Country Payment Plan for Business)* payment plan for local and long-distance calls, and the *Verslo Miestai (Business Cities)* payment plan for long-distance calls. In addition, in 2003 the Company launched a new *Pasaulis (World)* payment plan allowing business customers to make international calls at a lower price.

Voice Telephony Value-added Services

In 2003, Lietuvos Telekomas continued offering to its customers a great variety of value-added services, such as Service 700 (Universal Access Number), Service 800 (Toll-free Number Service), short numbering service, and Service 900 (Premium Rate Service).

During the year 2003, service 700 was ordered by 50 new subscribers. The service was popular among trade companies and manufacturers, which had trade outlets all over the territory of Lithuania. In 2003, Lietuvos Telekomas started to use 700 numbers for provision of content services (weather forecast, exact time, Santa Claus line, etc.).

In November 2003, Lietuvos Telekomas made service 800 numbers accessible not only from Omnitel, but from Bitė GSM mobile network, too. In 2004, there are plans to expand accessibility to 800 numbers from Tele 2 mobile network.

In 2003, Lietuvos Telekomas continued offering service 900 to certain service providers. The number of services available via 900 numbers was constantly increasing. The major income was earned from entertainment premium rate services.

The premium rate service was also used for charity and support purposes, which enhanced the reputation of the Company.

Premium rate short numbers that were mostly used by large information providers showed continuous growth in the use of entertainment and voting services.

Directory Inquiry Service 118

In 2003, UAB Lintel remained the market leader with its Directory Inquire Service 118. During the year, Lintel serviced 9.6 million calls to Service 118, i.e. by 300 thousand more than in the year 2002.

In 2003, Lintel completed a bus schedules project and started offering information on train schedules. The number of calls inquiring information on transport schedules accounted for 10 per cent of all calls serviced.

Telemarketing Services

In the year 2003 Lintel, as provider of telemarketing services, serviced 3.9 million calls, i.e. 6.3 times more than in 2002. Such increase was mainly due to the services provided to Lietuvos Telekomas' customers in Panevėžys and Klaipėda Call Centers. On 1 March 2003, Lintel took over these Call Centers from Lietuvos Telekomas and started to provide information about Lietuvos Telekomas' services.

In 2003, five important long-term agreements were signed for provision of information line, help desk and fault reporting services.

In the course of the year, Lintel was developing the provision of information services for residents. The national examination line was served by one additional communication channel, i.e. SMS. The Company also offered large-scale projects of national importance, such as info line for EU referendum and elections of President.

In collaboration with the Latvian telecommunications company Lattelekom, Lintel implemented some large-scale projects for foreign customers.

Internet – related Services

Lietuvos Telekomas pays special attention to improving the quality of present Internet services, development and introduction of new Internet services and integration of the state-of-the-art Internet access technologies. The Company provides a wide range of Internet access services varying from the dial-up Internet access service *Atviras Takas*, flat rate service *Tako Zona*, ADSL (Asymmetric Digital Subscriber Line) technology based access service *DSL Takas*, to the Internet via leased lines, Internet via Frame Relay and Internet via broadband optical network services.

Atviras Takas and *Tako Zona*

In 2003, there was a tendency among customers to switch from the dial-up and flat rate services to ADSL services. At the end of 2003, there were about 35 thousand dial-up service users. During the year, the number of flat rate access *Tako Zona* users decreased by 400.

From September 2003, the price for the *Atviras Takas* service during off-peak hours dropped down to 3 cents therefore the traffic of *AtvirasTakas* in the fourth quarter went up by almost 50 per cent compared to the previous quarter.

DSL Takas

In 2003, Lietuvos Telekomas continued to provide Internet services based on DSL technology, *DSL Takas* and *Takas iD*. The Company offered a number of *DSL Takas* service plans providing customers with unlimited use of the Internet. The users of the *Takas iD* service were offered a certain number of free Internet hours or a certain amount of megabits per moth. As of 1 September 2003, free hours for *Takas iD1* and *Takas iD2* users doubled from 30 to 60 hours per month. The most popular plan among residential customers was *Takas iD2* with almost 7 thousand users at the end of 2003.

In March 2003, the Company launched a new *DSL Takas A0 Plius* plan for business customers, which enabled business customers to order the *DSL Takas* service with all the equipment needed to connect the customer's LAN (Local Area Network) to the Internet. The speed of *DSL Takas A2* and *DSL Takas A3* plans was increased at the same monthly price.

On 1 September 2003, Lietuvos Telekomas introduced a new limited-use DSL plan for business customers, *DSL Takas 40*. At the end of 2003, here were 831 business customers using this service.

In order to enhance the value of service for *DSL Takas* and *Takas iD* users, a service of public virtual storage was launched. The service allows DSL customers to exchange big files and also to have temporary storage for personal information. In 2003, the service was provided to *DSL Takas A0, A1, Takas iD1* and *Takas iD2* users.

During the year 2003, the total number of *DSL Takas* users increased by more than 138 per cent to almost 25 thousand, as compared with more than 10 thousand at the end of 2002.

Internet via Leased Lines and via Broadband Optical Network

Lietuvos Telekomas provides to its business customers permanent Internet access via leased lines and broadband optical network. Internet via leased lines is often used by business customers for connecting their corporate LAN to the Internet at a speed of 4.5 Mbps. Internet via broadband optical network is mostly popular with Internet service providers and banks due to its high speed and quality of service, which enables customers to get access to the Internet at a speed of up to 100 Mbps.

Value-added Internet Services

Lietuvos Telekomas develops and provides a wide range of value-added Internet services varying from content and communication services (news, information on different topics, SMS, etc.) to infrastructure services (content management system, web hosting, web advertising, etc.)

***Takas* Portal**

The *Takas* portal is one of the most frequently visited websites in Lithuania. The average number of the *Takas* portal visitors increased by 38 per cent year-on-year, i.e. from 39 thousand visitors per day in the year 2002 up to 54 thousand visitors per day in 2003.

In 2003, Lietuvos Telekomas launched a new authorization and billing system, *Mano Takas*. On 31 December 2003, the number of *Mano Takas* registered users was 154 thousand. *Mano Takas* users can pay for services via line 900 and by sending an SMS (available for customers of Bitė GSM and Omnitel).

Some projects such as Miss Internet Contest, *Vasaros Takas*, Car of the Year Contest, Saint Valentine Day Rubric have already become traditional in the *Takas* portal.

In 2003, an SMS sending service was launched to the *Takas* portal, which allowed *Takas* visitors to write messages in the portal and send them to a mobile phone.

The Company was also developing the advertising in the *Takas* portal and web hosting. Web hosting enables customers to design and host private and corporate web pages on the Internet. At the end of 2003, Lietuvos Telekomas had about 2 thousand web hosting customers.

E-shop *Aveniu*

The e-shop *Aveniu* is a portal where companies can sell and private customers can buy goods and services. Lietuvos Telekomas provides *Aveniu* with the design and payment modules, advertises the *Aveniu* name and address. In 2003, the Company integrated into the e-shop service a bank-link (extranets) payment module enabling to pay for goods via some banks. In 2003, Lietuvos Telekomas signed agreements with 28 partners selling goods and services via *Aveniu*.

Data Communication Services

Lietuvos Telekomas offers its customers various data communication services such as permanent broadband connection, MPLS VPN (Multiprotocol Label Switching Vitual Private Network), Frame Relay, X.25, leased lines.

Broadband

The broadband service is based on the Gigabit Ethernet technology and allows customers to connect their remote units into a single network using up to 1 Gbps data communication speed. During the year 2003, the number of broadband connections doubled. Lietuvos Telekomas provided broadband connections mainly to banks and retail chains.

MPLS VPN

The MPLS network enables Lietuvos Telekomas to provide business customers with secure solutions at a reasonable price for connecting their remote points to a single network and transmit data in real time via a wide range of access types. In 2003, the Company installed 690 new MPLS connections. Some big retail chains became customers of MPLS services provided by Lietuvos Telekomas.

Leased Lines

In 2003, Lietuvos Telekomas continued providing services of analogue and digital leased lines for business customers.

WLAN

In the year 2003, Lietuvos Telekomas installed WLAN (Wireless Local Area Network) hotspots in two Vilnius hotels. With WLAN hotspots, hotel guests can use their own laptops to gain Internet access in a hotel room, conference room or any other place of the hotel. WLAN hotspots allow hotel guest to connect through high-speed hotspot communications networks to their offices, check their e-mails, find information on the Internet, order goods and services, etc.

Wholesale Services

Upon liberalization of the public fixed-line telephony market of Lithuania as of 1 January 2003, one of Lietuvos Telekomas' new goals in the wholesale market was to offer wholesale voice telephony and interconnection services within the time limits prescribed by the relevant regulations.

During the year 2003, Lietuvos Telekomas cooperated with more than 150 operators and service providers. The most rapid development was recorded in the segment of reselling fixed-line telephony services. The number of wholesale services offered on the market also grew from 20 wholesale services offered at the end of the year 2002 up to 38 at the end of 2003. The Company made active offerings of wholesale services both on the national and international markets with the focus on quality and customer care.

Following the obligations the Communications Regulatory Authority set for operators with significant market power (SMP), at the beginning of the year 2003 Lietuvos Telekomas announced the Reference Interconnect Offer (RIO) and the Reference Unbundling Offer (RUO).

In 2003, Lietuvos Telekomas agreed with the Lithuanian mobile operators on considerably lower telecommunications networks interconnection fees, which enabled to cut prices of fixed-to-mobile calls for subscribers of Lietuvos Telekomas.

During the year 2003, Lietuvos Telekomas continued successful cooperation with alternative telephony and data communication operators. By employing the existing technical capacities, the Company enlarged interconnection resources twice during the year and in addition made connections with 10 international operators. This enabled to increase the international call transit traffic more than 3 times.

In the year 2003, the Internet services market developed rapidly. The international IP access bandwidth extended twice, i.e. up to 620 Mb/s. Lietuvos Telekomas competed with other providers of wholesale Internet services in offering the Internet (IP) access service. Notwithstanding severe competition, the international Internet access bandwidth sold by the Company increased from 90 Mbit/s up to 189 Mbit/s.

In the year 2003, Lietuvos Telekomas extended its wholesale DSL service market with 9 customers who started to resell this service.

During the year 2003, the Company increased its data communication traffic bandwidth. Lietuvos Telekomas' customers have already been offered lines with speed up to 620 Mbit/s, which makes it possible to expand their networks and provide more services to end-users.

In the year 2003, Lietuvos Telekomas started active selling of the IP transit service on the markets of neighboring countries.

Network Infrastructure

Access Network

The access network of Lietuvos Telekomas consists of copper, wireless and city optical networks. The Company continues expanding and upgrading its access network according to the market demands.

During the year 2003, Lietuvos Telekomas was rapidly developing the DSL access technology. At the moment, the Company provides different ADSL services with the data downstream speed ranging from 128 Kbps to 2,048 Kbps and data upstream speed from 64 Kbps to 640 Kbps.

At the end of 2003, Lietuvos Telekomas had than 36,000 ADSL ports installed. Today, the Company's ADSL network covers the majority of Lithuanian cities and towns and more than 120 rural areas. In 2003, Lietuvos Telekomas tested a new technical solution for connecting WLAN to the Internet over the ADSL network.

In order to facilitate connection of fixed-line telephone subscribers in rural areas and digitalization of remote subscriber lines, since the year 2002 Lietuvos Telekomas has been successfully employing the GSM technology.

Switching Network

In 2003, Lietuvos Telekomas continued its network digitalization process. The Company completed digitalization of its network in district centers and was performing switching network optimization. At the end of 2003, the network digitalization of the country reached 91.2 per cent against 87.6 per cent at the beginning of the year. At the end of the year, 94.1 per cent of business customers used lines connected to digital exchanges.

During the year 2003, Lietuvos Telekomas carried on preparation of its switching network for providing services prescribed by the laws and other legal regulations of the Republic of Lithuania.

Transmission Network

The transmission network of Lietuvos Telekomas consists of six regional and two national rings. All rings are interconnected using the Synchronous Digital Hierarchy (SDH) technology. The capacity of each ring is 2.5 GB/s.

In the year 2003, the SDH capacity increased from 622 MB/s to 2.5 GB/s for connection with Latvia. At the moment, Lietuvos Telekomas has SDH connections with 4 countries: 2 with Latvia, 2 with Poland, 1 with Sweden and 1 with Belarus. In 2004, the Company is planning to have connection with the SDH network of Russia (Kaliningrad Region).

At the end of 2003, Lietuvos Telekomas started building the third national ring using a new-generation SDH equipment that will connect Kaunas and Klaipėda. Such equipment will enable provision of data communication services in a more flexible manner and serve as a basis for new data communication services. In the year 2004, Lietuvos Telekomas is planning to install above type equipment in Vilnius, Šiauliai and Panevėžys and complete the third national SDH ring.

Data Communication Network

Lietuvos Telekomas provides high quality digital leased lines, packet switched data network services based on the X.25 Protocol, Frame Relay and Internet services. Currently, there is an increasing demand for bandwidth and high quality data communication services.

To ensure high quality Internet and MPLS VPN services, during 2003 Lietuvos Telekomas was developing the data communication network based on the Internet Protocol (IP). Due to the growing demand for the Internet, the Company increased the capacity of the ADSL network all over Lithuania. Lietuvos Telekomas also extended the network of broadband connection over fiber in the Vilnius City that made it possible to satisfy the growing demand for bandwidth. In the year 2004, great attention will be focused on increase of reliability and availability of data communication networks (over IP, ATM, ADSL).

Network Management and Information Systems

To meet the needs of customers, Lietuvos Telekomas continues developing its network management and information systems. In the year 2003, the Company introduced a preventive lines measurement system, which enabled to repair faults to users connected to digital exchanges before the users felt any connection failure. The Company also improved distance management of services that made possible faster delivery of services to users of digital exchanges.

Tariffs for the services

In February 1998, the Company introduced local call tariffs and started rebalancing of tariffs for its services. Tariffs were rebalanced following the price cap formula provided in the Telecommunications Activities Licence No. 174/97. According to it, AB Lietuvos Telekomas had a right to increase its tariffs by 10 per cent plus an inflation rate. By tariff rebalancing, the Company was seeking to achieve better correspondence between revenue from services and expenses of services. Tariffs for telecommunication services were rebalanced in April 1999, February 2000, January 2001 and July 2002.

From 1 August 2001 all calls in the fixed telephony network and calls from the fixed-line network to mobile networks are calculated on the second-rounding basis and a call set-up charge is introduced.

Socially disadvantaged customers (from 1 August 2001 until 31 December 2001) and retired customers (from 1 September 2001 until 31 December 2001) (around 400,000 customers in total) were paying a reduced monthly subscription fee of 17 litas. From the beginning of 2002 till the year end the fee was further reduced to 16 litas.

From January 2003, Lietuvos Telekomas stopped applying the lower subscription fee of 16 litas for socially disadvantaged and retired residential customers. This group of customers was offered the *Vietinis (Local)* payment plan at a discount of 5 litas.

During the year 2003, the Company took significant steps to make fixed-line telephony services more attractive for customers.

On 1 September 2003, tariffs for off-peak local and long-distance calls were cut down significantly. Off-peak local call price was reduced from 0.08 litas to 0.03 litas per minute, and off-peak long-distance call price went down from 0.30 litas to 0.09 litas per minute. In January 2004 peak long-distance call price was reduced from 0.40 litas to 0.26 litas.

On 1 February 2003, calls to Bitė GSM and Tele2 mobile networks became cheaper due to new interconnection fees. Additionally, prices for fixed-to-mobile calls (to Omnitel, Bitė GSM and Tele2 networks) were cut from 1 June and 1 September. On the average, tariffs for calls to mobile networks in 2003 decreased by 45 per cent. From 1 March 2004 Lietuvos Telekomas cut tariffs for calls to the mobile network of Tele2.

In 2003, Lietuvos Telekomas continued reducing international call tariffs. In July, tariffs for calls to the most popular destinations (the Russian Federation, Poland, Belarus, U.S.A., Canada, Moldova, Ukraine and others) were cut by around 30 per cent. Moreover, as of 1 October, the Company cut tariffs for calls to more than 70 countries. On the average, international call tariffs were reduced by 30 per cent, with the most marked decrease in prices for calls to the Russian Federation, U.S.A. and European Union countries.

As of 1 September 2003, the prices for local and long-distance calls decreased by 50 per cent for Centrex users.

Tariffs for the main Lietuvos Telekomas' telecommunications services (litas, VAT included):

Services	1 Sep 2003- 31 Dec 2003	1 July 2002- 1 Sep 2003	1 Sep 2001- 1 July 2002	1 Aug 2001- 1 Sep 2001	1 Jan 2001- 1 Aug 2001
Call set-up charge	0.14	0.14	0.12	0.12	--
Local calls (a):	0.12	0.12	0.11	0.11	0.12
Off-peak time (b)	0.03	0.08	0.06	0.08	0.08
Night time (c)	--	0.03	0.03	0.04	0.04
Long-distance calls (a)	0.40	0.40	0.40	0.40	0.37
Off-peak time (b)	0.09	0.30	0.30	0.30	0.25
Night time (c)	--	0.12	0.12	0.12	0.12
International calls (average price of one off-peak minute)	1.84	2.41	2.68	2.85	2.85
Calls to mobile networks (average price of one off-peak minute)	0.85	1.55	1.55	1.54	1.54
Installation of the digital line to residents	1.00	250.00	250.00	250.00	300.00
Installation of the digital line to business customers	1.00	250.00	250.00	250.00	300.00
Installation of the analogue line to residents	1.00	250.00	250.00	250.00	300.00
Installation of the analogue line to business customers	1.00	250.00	250.00	250.00	300.00
Subscription fee for residents	23.00	23.00	19.00	19.00	17.00
Subscription fee for business customers	28.00	28.00	28.00	28.00	30.00

NOTES: (a) From 1 January 2001 peak time is from 7 a.m. till 8 p.m. on business days; (b) From 1 January 2001 off-peak time is from 6 a.m. till 7 a.m. and from 8 p.m. till 12 p.m. on business days, and from 6 a.m. till 12 p.m. on holidays and weekends. From 1 September 2003 off-peak time is from 8 p.m. till 7 a.m. on business days and all 24 hours on holidays and weekends; (c) Night time is from 12 p.m. till 6 a.m. 7 days a week.

27. Sales markets

AB Lietuvos Telekomas provides telecommunications services in the whole territory of the Republic of Lithuania.

The Customer Service Department of AB Lietuvos Telekomas serves both residential and business customers. The Company's daughter company, UAB Lietuvos Telekomo Verslo Sprendimai, provides services and solutions to major customers of Lietuvos Telekomas. The majority of Lietuvos Telekomas' services are provided following the long-term agreements with its subscribers.

During the year 2003, Lietuvos Telekomas continued improving customer care. Reduction of service prices and changes in customer care and customer relationship management enabled to substantially slow down the customers' churn in the last quarter of the year. Alongside with face-to-face customer care in Customer Care Centers in ten largest cities of Lithuania, Lietuvos Telekomas serves its customers by toll-free telephone numbers (Call Centers) and via Internet on the website *http://abonentams.takas.lt.*

During 2003, Customer Care Centers served more than one million customers. As to the nature of calls, the number of calls inquiring information and applying for services increased, whereas the number of calls for billing information and the number of fault reports slightly decreased, as compared with the previous year.

Seeking to mitigate inconveniences and dissatisfaction of customers, as of January 2003 Lietuvos Telekomas started advance notification of customers about intended network repairs and possible disconnections.

To increase customers' awareness of the Company's services and products, Lietuvos Telekomas started issuing quarterly publications *Verslo Linija (Business Line)* for business customers and *Namų Linija (Home Line)* for private customers.

Call Centres

Call Centers have become an important source of information for customers. Implementation of the distance services management project enabled to decrease service delivery time substantially. Taking one more step toward customers, Lietuvos Telekomas signed an agreement, according to which the customers who have ordered Lietuvos Telekomas' services by distance customer servicing do not have to leave their homes to sign the telecommunications services contract.

As of 1 March 2003, AB Lietuvos Telekomas handed the function of customer care by telephone to its subsidiary UAB Lintel. Toll-free number 117 provides information about services, prices and accepts applications for subscription to services, toll-free number 119 is used for fault reporting, 1525 for Internet problems, 8~199 for international telegrams, 1515 for billing information.

Because of increased Internet penetration and growth in the number of Internet users, Lietuvos Telekomas continued servicing customers via the customer care website *http://abonentams.takas.lt*. The main aim of the website is to provide a self-service possibility for authorized subscribers. Visitors of the website can receive online bills for telecommunications services, or order the *Linija Plus (Line Plus)* services, payment plans, telephone lines and other services. There were 10 thousand subscribers of this website at the end of 2003.

Sales through the Sales Agents

Regular information about Company's activities, effective business solutions and established way of interaction are determinants of cooperation with the Company's sales agents - external IT and telecommunications service providers. In the year 2003, the network of the Company's sales agents expanded up to 116 companies.

On March 2003, Lietuvos Telekomas signed a strategic cooperation agreement with VĮ Lietuvos Paštas (Lithuanian Post) enabling to offer Lietuvos Telekomas' services in more than 900 post-offices all over Lithuania.

28. Procurement

The following companies were major suppliers of the network and telecommunications equipment and providers of services to AB Lietuvos Telekomas in 2003: UAB Siemens (switching and digital subscriber line (DSL) equipment), UAB Ericsson Lietuva (switching and digital subscriber line (DSL) equipment), UAB Nokia (digital subscriber line (DSL) equipment), Alcatel

Baltics (ATM and transmission equipment), Tellabs Oy, Finland, (data communication and leased lines equipment), UAB Blue Bridge (IT infrastructure and equipment), UAB Comliet (network construction and maintenance, telecommunication services installation and faults elimination services), UAB Lintel (lease of premises, maintenance of the buildings, Call Center and telemarketing services), UAB Lietuvos Telekomo Verslo Sprendimai (sales of Lietuvos Telekomas' services), UAB TietoEnator Consulting (IT solutions and maintenance services), UAB Baltijos Informacinių Duomenų Valdymo Centras (IT infrastructure services), UAB Nacionalinis Atsiskaitymu Centras (printing and distribution of invoices for the services to subscribers).

AB Lietuvos Telekomas usually concludes single agreements for provision of the network and telecommunications equipment.

29. Real estate and other fixed assets

By the right of ownership, UAB Lintel, a subsidiary of AB Lietuvos Telekomas, owns a land plot of 1.5041 ha in Vilnius at Savanoriu ave. 28. Lietuvos Telekomas leases the land plot from UAB Lintel. The remaining land under buildings and telecommunications equipment of Lietuvos Telekomas' Group is leased from the State. Due to specifics of the Company's activities, leased land plots are spread all over Lithuania. The total area of the leased land is 99.14 ha.

Fixed assets of AB Lietuvos Telekomas' Group:

Category	Number of items	Book value as of 31 December 2003 (in thousand of litas)
Land	1,5041 ha	1,459
Buildings	n/a	187,094
Machinery and equipment:		
Constructions	n/a	122,218
Transmission equipment	n/a	286,383
Switching equipment	n/a	377,425
PCs and equipment	n/a	29,648
Other machinery and equipment	n/a	66,456
Machinery and equipment, total		882,130
Means of transportation	n/a	12,625
Other tangible fixed assets	n/a	19,921
Construction in progress (machinery and equipment)		17,200
Fixed assets, total		1,120,429

30. Risk factors associated with the Issuer's activities

The main risk factors associated with the activities of AB Lietuvos Telekomas are as follows:

- Changes in the legal regulation of the Company's activities.
- Competition with other telecommunications market players.
- General economic situation in the Republic of Lithuania.
- Fluctuation of the US dollar and other currencies' exchange rates.
- Changes in the Lithuanian legislation.
- Changes in the regulation of accounting and taxation systems.

31. Termination or reduction of production, which has had a material impact on the Issuer's results during the last two fiscal (business) years

----

32. Patents, licences, contracts

Telecommunications activities in the Republic of Lithuania are not subject to licensing. Entities, that hold licenses issued before the year 2003, could continue their activities if they do not contradict the Law on Telecommunications.

The Telecommunications Activities Licence No. 174/97 issued by the Ministry of Transport and Communications of the Republic of Lithuania on 31 October 1997 and amended on 29 June 1998 grants the right to the Company to provide the following telecommunications services: international, long-distance and local public fixed-line telephony services, telegraph and telex services, data communication services, wired radio broadcasting services, construction and operation of the public switched telecommunications network used for provision of the above-mentioned services. The licence is valid till 31 October 2007.

The Lithuanian Law on Telecommunications (passed on 9 June 1998) and the Telecommunications Activities Licence granted the Company an exclusive right to be the only operator and provider of public fixed-line telephony services until 31 December 2002, and an exclusive right to operate the telecommunications network switching and other equipment for provision of voice telephony services and to provide connection to the public switched telecommunications network of other countries, which are used for provision of voice telephony services. On 1 January 2003 a new edition of Law on Telecommunication came into force and public fixed-line telecommunications market became liberalised.

AB Lietuvos Telekomas' daughter company UAB Comliet has the licence to provide NMT-450 standard mobile communication services in Lithuania.

Copyright and other intellectual property rights (licences) are obtained following the agreements. The trade marks of main Lietuvos Telekomas' services and products are registered following the procedure established by the laws of the Republic of Lithuania.

33. Litigation and arbitration

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per cent of the Company's total annual revenue. On 22 March 2002, the Company lodged an appeal against this decision. On 11 June 2003, Superior Administrative Court of Lithuania passed a final and inappealable decision that dismissed the Company's appeal on fine of 2,077 million Litas imposed by Competition Council. Funds for payment of the fine were set aside in the final accounts of 2001.

34. Personnel

Number of AB Lietuvos Telekomas' Group employees at the end of the year:

31 December 2003	31 December 2002	31 December 2001
3,586	4,531	5,749

Competition in the telecommunications market and forthcoming membership of Lithuania in EU have set new goals for Lietuvos Telekomas, the implementation of which is possible only with highly competent and educated employees aware of the Company's strategic goals and customer needs. Continuous improvement of human resources management enabled the Company not only to retain the existing human resources potential, but to attract new employees of high competence.

The ever changing market environment forced the Company to further develop its organizational structure, improve efficiency of business processes, control the payroll, and enhance the level of competence of employees. As the proper management is one of the guarantees of successful business, in the year 2003 the Company devoted much attention to management development both through the tailored management development programs and by supporting managers' Master studies at universities and other higher education institutions in Lithuania and abroad. At the same time, the Company contributed to the development of certain management programs by supporting the drawing up of Master studies curricula of the Baltic Management Institute and the International School of Management (ISM). Quite extensive efforts were devoted to staff training in the fields of state-of-the-art technologies, sales and customer care. Lietuvos Telekomas also provided staff training services to employees of other companies and public institutions. The Company arranged training courses for 4.3 thousand teachers under the teachers' computer literacy skills improvement project. About 9.9 thousand individuals were trained under the Internet basics training project, as ordered by the *Langas į Ateitį (Window to the Future)* alliance.

With a view to retaining the image of an employer able to attract, employ and keep the best young employees, in 2003 Lietuvos Telekomas commenced the fourth High Potential Development Programme and finalised the second Graduate Trainee Program. In addition, Lietuvos Telekomas became a sponsor of the Vilnius University Career Center and supported a number of education-focused student events in many Lithuanian universities.

The breakdown of Lietuvos Telekomas' Group employees as of 31 December 2003:

Name of the company	Number of employees
AB Lietuvos Telekomas	1,576
UAB Comliet' Group:	1,342
UAB Lietuvos Telekomo Verslo Sprendimai	110
UAB Lintel	457
UAB Baltijos Informacinių Duomenų Valdymo Centras	52
UAB Voicecom	9
VsI Lietuvos Telekomo Sporto Klubas	40
Total	3,586

Information about employees of AB Lietuvos Telekomas as of 1 January 2004:

Group of employees	Average number of employees	Education				Average monthly salary (in litas)
		University	College	High school	Not completed high school	
Managers	17	16	1	-	-	10,740
Middle managers	296	259	23	14	-	3,690
Office employees	29	16	7	6	-	1,670
Specialists	1,008	663	214	129	2	1,800
Junior Specialists	181	42	65	74	-	1,470
Workers	17	-	7	10	-	1,110
Total	1,548	996	317	233	2	

Collective Bargaining Agreement

On 18 December 2002, a new Collective Bargaining Agreement between AB Lietuvos Telekomas, as the employer, and Trade Union of Communication Employees was signed and on 1 January 2003 it came into force. This Collective Bargaining Agreement is made considering the new Labour Code, valid from the 1 January 2003.

The Collective Bargaining Agreement defines conditions of the employees' work, remuneration, work organisation, as well as internal work regulations, health and safety, leisure and other social conditions and guarantees.

In the Collective Bargaining Agreement AB Lietuvos Telekomas grants a number of social guarantees to its employees:

1. All full time employees with permanent employment contract (from 1 May 2003) are paid minimal basic salary of 900 litas per month or 5.352 litas per hour.
2. According to General Manager's decision at the end of financial year employees can be paid bonus for yearly performance of the Company. Bonus size is up to 80 per cent of individual monthly basic salary.
3. Vacation allowance is paid once per calendar year when an employee leaves for not less than two weeks vacations. During the year 2003 allowance was 750 litas.
4. Christmas Eve (December 24) is fully paid day off in the Company, which is equal to holiday.
5. AB Lietuvos Telekomas employees are paid 1.75 employee's hourly wage (basic salary) amount for overtime and double employee's hourly wage (basic salary) amount for might hours.
6. If the employee is recalled from vacation because of work necessity by the bilateral agreement, he is paid 1.5 his hourly wage (basic salary) amount for the days worked during the vacation period, providing him later with unused vacation period at the time convenient for the employee and coordinated with employer.
7. If the employee falls ill, the employer for first two days of illness pays 90 percent of the employee's average remuneration.
8. In case of death of employee's father, mother, wife, husband, child, brother or sister, or birth of a child the employee gets additional 3 calendar days of paid vacations.
9. In case of death of employee's family member the employee shall be paid an allowance amounting to 8 MLS (Minimum Living Standard) and in case of death of a Company employee his/her family shall be paid 10 MLS relief and funeral relief (excluding funeral dinner).
10. Additional 30 calendar days of unpaid vacation can be granted because of family circumstances, or to get sanatorium treatment, or for other important reasons in case business conditions are favourable.
11. Vacation for studies is granted on the bases of advance reference from educational institution for the period of time indicated in that reference and could be paid if study program is in line with individual competence development plan.
12. To give to the employee, who was noticed about intended dismissal from the work, up to 50 percent time leisure from the work (paying average salary) fro searching for a new job. Employees to be dismissed shall be provided with possibility to attend retraining courses organized by the labour exchange and have them funded on mutual agreement.
13. The Company supports the employee, who moves to another permanent working place in other regions within the territory of Republic of Lithuania, by providing him with relocation compensation up to 4,690 litas.

14. Employees' development and payment for it is provided according to the yearly training plans, which are based on assessment of agreements between managers and employees on the training needs, as well as through considering the Company's development trends and financial capabilities.
15. All employees are insured against accidents by the Company.
16. The Social Needs Fund, which is established in AB Lietuvos Telekomas, is used for compensating unforeseen employees' health expenses, supporting employees' health, financing sports activities and other social needs of employees.

35. Investment policy

In 2003, the total amount of investments made by Lietuvos Telekomas' Group was 51 million litas (207 million litas in 2002). Major part of the amount was invested into the switching and access network of the Company as well as into information technology systems. As a result, at the end of 2003 the digitalisation rate of the Company's network reached 91.2 per cent (87.6 per cent a year ago) and digitalisation of all district centres of Lithuania was completed.

Special attention to the development of ADSL access network was given in 2003. At present ADSL technology based services are available in the majority of Lithuanian cities and towns, and in more that 120 rural areas. During the year the total number of ADSL access connections (including the ones sold to other Internet Service Providers) more than doubled from 10,522 at the end of 2002 to 25,085 at the end of 2003.

Major investment projects, the value of which exceeds 10 per cent of AB Lietuvos Telekomas' share capital, implemented during the recent three years are as follows:

Name of the project	Value of the project (in thousand of litas)	Source of financing
Customer Care and Billing System (CABS) (1999 – 2001)	160,000	Company's funds

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Company's Information Systems Department. At the end of 2001, Lietuvos Telekomas established a subsidiary, UAB Baltijos Informacinių Duomenų Valdymo Centras. Lietuvos Telekomas owned all shares of the company.

On 24 January 2002, the Board of AB Lietuvos Telekomas made a decision to establish a daughter company for provision of professional IT consultancy services. In March 2002, Lietuvos Telekomas set up UAB Baltijos Telekomunikacijų Konsultacinis Centras. Lietuvos Telekomas owned all shares of the company.

In May, following the Board's decision of 25 April 2002, Lietuvos Telekomas sold 74 per cent of the shares of Baltijos Telekomunikacijų Konsultacinis Centras and 40 per cent of the shares of Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator Oyj.

In January 2003 Baltijos Telekomunikacijų Konsultacinis Centras was renamed into TietoEnator Consulting.

In September 2002, Lietuvos Telekomas acquired all shares of UAB Lintkom from UAB Lintel. In December 2003, Lietuvos Telekomas transferred all the shares of UAB Lintkom to UAB Lintel. UAB Lintkom and UAB Lintel will be reorganised through merger of UAB Lintkom into UAB Lintel. After reorganisation Lintel will continue its activities while Lintkom activities will be terminated. UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks). Shares were acquired during the Initial Public Offering (IPO) in 2000.

During the year 2002, UAB Comliet was expanding its international activities. In May 2002, UAB Comliet acquired a 75 percent stake in the Latvian company, Datu Tikli SIA (25 per cent is owned by RBS Skals AS). In July 2002, together with Merko Ehitus Ltd., UAB Comliet acquired the Estonian company, Telegrupp AS. UAB Comliet owns 55 per cent and Merko Ehitus – 45 per cent of Telegrupp's shares. Both subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks. At the end of the year 2002, UAB Comliet established a company in Kaliningrad region of the Russian Federation - Comliet Kaliningrad. UAB Comliet holds 95 per cent of its shares.

In July 2003, UAB Comliet, completed an acquisition of 100 per cent of UAB Sonex Komunikacijos' shares. The Memorandum of Understanding between UAB Comliet and UAB Sonex Group concerning the acquisition of UAB Sonex Komunikacijos was signed on 13 January 2003.

In July 2003, subsidiary of AB Lietuvos Telekomas, UAB Baltijos Informacinių Duomenų Valdymo Centras, has established its subsidiary in Latvia, Baltic Data Center SIA. In 2003 Baltic Data Center SIA was not operating.

As on 31 December 2003, AB Lietuvos Telekomas owned 100 per cent of shares of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai and UAB Lintel. Lietuvos Telekomas also owns 60 per cent of UAB Baltijos Informacinių Duomenų Valdymo Centras and UAB Voicecom, 30 per cent of UAB Verslo Portalas and 26 per cent of UAB TietoEnator Consulting shares. The Company is the only founder of the non-profit organisation VšĮ Lietuvos Telekomo Sporto Klubas.

As on 31 December 2003, UAB Comliet owned 100 per cent of Sonex Komunikacijos, 95 per cent of Comliet-Kaliningrad (Russian Federation), 75 per cent of Datu Tikli SIA (Latvia) and 55 per cent of Telegrupp AS (Estonia) shares.

In 2004, Lietuvos Telekomas plans to invest less than 100 million litas.

In February 2004, shareholders of UAB Verslo Portalas decided to terminate activities of the company and liquidate it. AB Lietuvos Telekomas owns 30 per cent and UAB Verslo Žinios 70 per cent of UAB Verslo Portalas.

On 1 April 2004, UAB Comliet, subsidiary of AB Lietuvos Telekomas, transferred telecommunication services installation, fault elimination, order management and network maintenance functions to Lietuvos Telekomas. It was announced that UAB Comliet considers sell off of its construction business.

Companies in which AB Lietuvos Telekomas as of 31 December 2003 held more than 30 per cent of their share capital:

	UAB Lietuvos Telekomo Verslo Sprendimai	UAB Lintel (a)	UAB Comliet (b)
Official address	J. Galvydžio g. 7/ Žygio g. 97, 08222 Vilnius	J. Galvydžio g. 7/ Žygio g. 97, 08222 Vilnius	Palangos g. 4, 01117 Vilnius
Activities	Services and solutions to business customers	Directory Inquiry Service 118, Call Center and telemarketing services	Construction of the telecommunications network, installation of telecom services and faults elimination services
Share capital (in litas)	8,000,000	28,000,000	20,000,000
Not paid-in part of Lietuvos Telekomas in share capital	--	--	--
Net profit (loss) for the year 2003 (in thousand of litas)	3,096	3,336	(2,137)
Ratio of current liabilities to current assets (%)	11.2	21.5	38.0
Ratio of total liabilities to total assets (%)	9.0	14.7	29.9
Type of shares that are owned by Lietuvos Telekomas	ORS	ORS	ORS
Number of shares that are owned by Lietuvos Telekomas	20,000	2,800,000	2,000
Nominal value of shares that are owned by Lietuvos Telekomas (in litas)	8,000,000	28,000,000	20,000,000
Part of the votes held by Lietuvos Telekomas (%)	100	100	100
Part of the votes owned by Lietuvos Telekomas (%)	100	100	100
Part of the votes held by Lietuvos Telekomas and other entities acting together (%)	100	100	100
Dividends for the year 2003 paid to Lietuvos Telekomas (in thousand of litas)	--	--	--
Loans provided by Lietuvos Telekomas as of 31 December 2003 (in thousand of litas)	--	--	712
Loans provided to Lietuvos Telekomas as of 31 December 2003 (in thousand of litas)	--	--	--
Debt securities acquired by Lietuvos Telekomas	--	--	--

NOTE: (a) In December 2003 UAB Lintel took over from Lietuvos Telekomas 100 per cent of shares of UAB Lintkom. Financial statements of UAB Lintkom are directly consolidated into consolidated financial statements of Lietuvos Telekomas' Group.
(b) Data of UAB Comliet Group. Comliet Group consist of the main company, UAB Comliet, and its subsidiaries: Sonex Komunikacijos (Comliet owns 100 per cent of shares), Comliet-Kaliningrad (Russian Federation) (Comliet owns 95 per cent of shares), Datu Tikli SIA (Latvia) (Comliet owns 75 per cent of shares) and Telegrupp AS (Estonia) (Comliet owns 55 per cent of shares).

	UAB Baltijos Informacinių Duomenų Valdymo Centras(a)	UAB Voicecom	UAB Verslo Portalas (b)	VšĮ Lietuvos Telekomo Sporto Klubas
Official address	Žirmūnų g. 141, 09128 Vilnius	Eigulių g. 14 06150 Vilnius	J. Jasinskio g 16a, 01112 Vilnius	Savanorių pr. 28, 03116 Vilnius
Activities	IT infrastructure services	IP telephony services	Business-to-business portal verslas.com	Sports club facilities
Share capital (in litas)	1,000,000	10,000	20,000	--
Not paid-in part of Lietuvos Telekomas in share capital	0	0	0	--
Net profit (loss) for the year 2003 (in thousand of litas)	3,245	793	(309)	46
Ratio of current liabilities to current assets (%)	24.2	96.0	86.0	95.3
Ratio of total liabilities to total assets (%)	21.7	95.2	23.7	63.7
Type of shares that are owned by Lietuvos Telekomas	ORS	ORS	ORS	--
Number of shares that are owned by Lietuvos Telekomas	6,000	60	6,000	--
Nominal value of shares that are owned by Lietuvos Telekomas (in litas)	600,000	6,000	6,000	--
Part of the votes held by Lietuvos Telekomas (%)	60	60	30	100
Part of the votes owned by Lietuvos Telekomas (%)	60	60	30	100
Part of the votes held by Lietuvos Telekomas and other entities acting together (%)	60	60	30	100
Dividends for the year 2003 paid to Lietuvos Telekomas (in thousand of litas)	1,181	--	--	--
Loans provided by Lietuvos Telekomas as of 31 December 2003 (in thousand of litas)	--	1,000	--	5600
Loans provided to Lietuvos Telekomas as of 31 December 2003 (in thousand of litas)	--	--	--	--
Debt securities acquired by Lietuvos Telekomas	--	--	--	--

NOTES: (a) As on 31 December 2003 UAB Baltijos Informacinių Duomenų Valdymo Centras held 100 per cent shares of Baltic Data Center SIA in Latvia. In the year 2003 Baltic Data Center SIA was not operating.
(b) In February 2004 shareholders of UAB Verslo Portalas, AB Lietuvos Telekomas and UAB Verslo Žinios, decided to terminate activities of the company and liquidate it. In financial statements of Lietuvos Telekomas' Group as on 31 December 2003 investment into UAB Verslo Portalas and associated goodwill are written off.

UAB TietoEnator Consulting (AB Lietuvos Telekomas owns 26 per cent of shares) paid 298 thousand litas to AB Lietuvos Telekomas as dividend for the year 2003.

36. Competitors

On 1 January 2003, Lietuvos Telekomas lost its exclusive right to install and provide fixed-line telephony services in Lithuania. From 1 January 2003, Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

The main competitors of Lietuvos Telekomas are mobile operators UAB Omnitel, UAB Bitė GSM and UAB Tele2, which also provide data communication and internet services.

According to the data of Communications Regulatory Authorities at the end of 2003 besides Lietuvos Telekomas fixed-line telephony services were provided by 17 new providers. Three providers were providing local call services, five – long-distance domestic call services and all new provider were providing international call services. In the first half of 2003, Lietuvos Telekomas' shares of public fixed-line telephony network and services market in terms of revenue was 97.6 per cent and in the second half of 2003 – 96.6 per cent.

According to the data of Communications Regulatory Authorities at the end of 2003 eleven entities were providing leased line services in Lithuania. In the second half of 2003, Lietuvos Telekomas revenue from leased line services amounted for 56.5 per cent of total revenue from leased line services market. Major Company's competitors in the area of leased lines are AB Lietuvos Energija (27.9 per cent of market revenue) and VĮ Infostruktūra (7.2 per cent of market revenue).

At the end of 2003 internet access services were provided by more than 60 internet service providers (ISP). According to the data of Communications Regulatory Authorities number of Lietuvos Telekomas' internet access services users amounted for 37.6 per cent of all internet access users in Lithuania. Number of Bitė GSM internet access users amounted for 19.9 per cent and Omnitel – 16 per cent. 75 per cent of all internet dial-up access users in Lithuania and 92 per cent of all broadband internet access users via xDSL lines were customers of Lietuvos Telekomas. In the second half of 2003, Lietuvos Telekomas' revenue from internet access services amounted for 49.9 per cent of the total revenue from internet services of all Lithuanian ISP.

37. Dividends paid

Year	Dividends (in litas)	Amount of dividends per share (in litas)	Part of share's nominal value (%)
1999	71,208,000	0.087	8.7
2000	122,236,914	0.15	15.0
2001	89,640,404	0.11	11.0
2002 (a)	46,609,051	0.06	6.0
2003 (a)	46,609,051	0.06	6.0

NOTE: (a) Following the Lithuanian Company Law, dividends should not be paid for the treasury stocks, therefore dividends for the year 2002 and 2003 were paid for 776,817,518 shares.

On 23 April 2004, the Annual General Meeting of the Company's Shareholders resolved to pay 46,609,051 litas as dividend for the year 2003, e.g. 0.06 litas per one share. Following the Lithuanian Company Law, dividends will be paid within one month after the resolution concerning the profit distribution was adopted – on 20 May 2004. Following the Law on Profit Tax and the Law on Residence Income Tax of the Republic of Lithuania, dividends for the year 2003 are taxable at a rate of 15 per cent.

V. FINANCIAL STATUS

38. Financial reports

The following consolidated and audited financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Financial Reporting Standards (International Accounting Standards). From the year 2000 Lietuvos Telekomas' Group handles its accounts in accordance with the International Accounting Standards.

38.1. Balance Sheet (in thousand of litas)

	31 December 2003	31 December 2002	31 December 2001
Non-current assets			
Property, plant and equipment	1,120,429	1,423,286	1,542,261
Intangible assets	142,806	202,113	248,210
Prepayments for non-current assets	87	142	31
Investments in associates and subsidiaries	1,173	879	203
Other non-current assets	60	68	49
	1,264,555	1,626,488	1,790,754
Current assets			
Inventories	11,216	4,111	1,757
Assets held for sale	10,990	10,192	29,498
Receivable, prepayments and accrued revenue	137,537	150,193	209,804
Trading investments	--	1,287	--
Cash and cash equivalents	117,629	83,759	47,902
	277,372	249,542	288,961
TOTAL ASSETS	**1,541,927**	**1,876,030**	**2,079,715**
Shareholders' equity			
Share capital	814,913	814,913	814,913
Treasury stocks	(120,000)	(120,000)	(120,000)
Legal reserves	81,499	81,499	81,499
Translation differences	(6)	(30)	--
Retained earnings	359,455	442,159	460,577
	1,135,861	1,218,541	1,236,989
Minority interest	3,536	2,354	--
Non-current liabilities			
Borrowings	14,893	194,230	445,177
Deferred tax liability	78,422	113,844	136,191
Grants	11,832	14,492	16,977
Total	105,147	322,566	598,345
Current liabilities			
Borrowings	172,870	178,799	127,151
Trade, other payables and accrued liabilities	124,513	153,770	117,230
Total	297,383	332,569	244,381
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,541,927**	**1,876,030**	**2,079,715**

38.2. Profit (Loss) Statement (in thousand of litas)

	2003	2002	2001
Revenue	812,277	968,212	1,058,466
Operating expenses	(425,820)	(464,602)	(494,094)
Earnings before interest, taxes, depreciation and amortisation	386,457	503,610	564,372
Depreciation, amortisation and impairment charge	(397,495)	(381,668)	(381,567)
Gain on sales of investments	--	7,016	2,857
Operating profit	(11,038)	128,958	185,662
Finance costs, net	(27,649)	(39,855)	(46,999)
Share of result of subsidiaries before tax	562	337	--
Profit before tax	(38,125)	89,440	138,663
Profit tax	3,507	(21,641)	43,048
Group profit before minority interest	(34,618)	67,799	181,711
Minority interest	(1,477)	(767)	4
NET PROFIT	(36,095)	67,032	181,715
Earnings per share (in litas) (a)	(0.05)	0.09	0.23

NOTE: (a) For calculation of earnings per share, the treasury stocks are excluded.

38.3. Cash Flow Statement (in thousand of litas)

	2003	2002	2001
Operating activities			
Net profit (loss) for the period	(36,095)	67,032	181,715
Profit tax	(3,507)	21,641	(43,048)
Minority interest	1,477	767	--
Depreciation, amortisation and impairment charge	397,495	381,668	381,567
Share of results of associates before tax	(562)	(337)	--
Write-off of property, plant and equipment and intangible assets	1,958	1,035	12,126
Provision and write off of doubtful accounts receivable	2,040	14,016	16,356
Elimination of gain on sale of investments	--	(7,016)	(2,857)
Elimination of gain on sale of property, plant and equipment and intangible assets	(3,560)	(1,860)	(1,559)
Other non-cash transactions	24	(270)	(1,841)
Interest income	(1,366)	(567)	(3,578)
Interest expenses	24,747	34,299	46,765
Changes in working capital (excluding the effects of acquisition of subsidiaries):			
Inventories and asset held for sale	(6,840)	425	9,978
Trade and other accounts receivable	12,876	46,172	(59,109)
Trading investments	1,287	--	--
Trade and other accounts payable and deferred revenue	3,949	(41,944)	(47,970)
Cash generated from operations	393,923	515,061	488,545
Interest paid	(26,238)	(33,474)	(37,993)
Tax paid	(47,336)	(127)	--
Net cash from operating activities	320,349	481,460	450,552
Investing activities			
Purchase of property, plant and equipment (PPE) and intangible assets	(51,348)	(204,212)	(367,333)
Proceeds from disposal of PPE and intangible assets	13,290	6,840	10,859
Acquisition of subsidiaries (net of cash acquired)	(686)	(3,736)	--
Change in prepayments fro non-current assets	55	--	--
Disposal of investments	--	7,000	2,857
Investments in subsidiaries and acquisition of associate's shares	--	--	(193)
Dividends received	162	--	--
Interest received	1,366	567	3,578
Net cash from investing activities	(37,161)	(193,541)	(350,232)
Financing activities			
Proceeds from issue of bonds	--	--	150,000
Proceeds from borrowings	--	98,742	39,842
Repayment of borrowings	(190,414)	(265,354)	(167,878)
Repayment of bonds issued	(12,000)	--	--
Minority contribution to share capital of subsidiaries	21	--	--
Dividends paid to minority shareholders	(316)	--	--
Dividends paid	(46,609)	(85,450)	(118,134)
Net cash from financing activities	(249,318)	(252,062)	(96,170)
Increase in cash and cash equivalents	33,870	35,857	4,150
Movement in cash and cash equivalents			
At beginning of year	83,759	47,902	43,752
Increase in cash and cash equivalents	33,870	35,857	4,150
At end of year	117,629	83,759	47,902

38.4. Profit (Loss) Allocation Statement (in litas)

The Profit (Loss) Distribution Statement of AB Lietuvos Telekomas is prepared following the laws of the Republic of Lithuania and based on the financial statements prepared following the Lithuanian Accounting Principles.

	2003	2002	2001
Retained result - profit (loss) at the beginning of the period	372,549,446	390,967,537	599,597,522
Current year net result - profit (loss)	(36,095,465)	67,031,836	(63,234,937)
Result - profit (loss) to be appropriated at the end of the period	336,453,981	457,999,373	536,362,585
Shareholders' contribution to cover losses	--	--	--
Transfers from reserves	4,075,090	--	--
Profit to be appropriated	340,529,071	457,999,373	536,362,585
Appropriation of the profit:	(46,609,051)	(85,449,927)	(145,395,048)
to legal reserves	--	--	(22,618,134)
to other reserves	--	--	--
dividends paid out for the previous financial year	(46,609,051)	(85,449,927) (a)	(122,236,914)
other appropriation	--	--	(540,000)
Retained result - profit (loss) at the end of the period	293,920,020	372,549,446	390,967,537

NOTE: (a) Dividends for the year 2001 were not paid for the treasury stocks (4,190,477 litas) held by UAB Lintkom.

On 23 April 2004, the General Meeting of Shareholders resolved to appropriate the profit of the year 2003 in the following way:

	2003
Retained result - profit (loss) at the beginning of the period	330,015,485
Current year net result - profit (loss)	(36,095,165)
Result - profit (loss) to be appropriated at the end of the period	293,920,020
Shareholders' contribution to cover losses	--
Transfers from reserves	--
Profit to be appropriated	293,920,020
Appropriation of the profit:	(46,609,051)
to legal reserves	--
to other reserves	--
dividends paid out for the previous financial year	(46,609,051)
other appropriation	--
Retained result - profit (loss) at the end of the period	325,940,395
Tantiems to the Board members for the year 2003	378,000

Dividends of 0.06 litas per share for the year 2003 will be paid for 776,817,518 shares (for treasury stocks dividends are not appropriable). Following the International Accounting Standards, tantiems to the members of the Board are considered as operating expenses of the period when they are paid.

39. Comments of Financial Statements

As on 31 December 2003, Lietuvos Telekomas' Group consisted of AB Lietuvos Telekomas, (Savanorių pr. 28, 03501 Vilnius) and its daughter companies: UAB Comliet (Palangos g. 4, 01117 Vilnius), UAB Lietuvos Telekomo Verslo Sprendimai (J. Galvydžio g. 7/Žygio g. 97, 08222 Vilnius), UAB Lintel (J. Galvydžio g. 7/Žygio g. 97, 08222 Vilnius) and VšĮ Lietuvos Telekomo Sporto Klubas (Savanorių pr. 28, 03116 Vilnius). AB Lietuvos Telekomas also owned 60 per cent of UAB Baltijos Informacinių Duomenų Valdymo Centras (Žirmūnų g. 141, 09128 Vilnius), 60 per cent of UAB Voicecom (Eigulių g. 14, 03150 Vilnius), 30 per cent of UAB Verslo Portalas (J. Jasinskio g. 16a, 01112 Vilnius) and 26 per cent of UAB TietoEnator Consulting (Žirmūnų g. 141, 09128 Vilnius) shares.

As on 31 December 2003, UAB Comliet owned 100 per cent of UAB Sonex Komunikacijos, 95 per cent of Comliet-Kaliningrad (Russian Federation), 75 per cent of Datu Tikli SIA (Latvia) and 55 per cent of Telegrupp SIA (Estonia) shares. UAB Lintel owned 100 per cent of UAB Lintkom (J. Galvydžio g. 7/Žygio g. 97, 08222 Vilnius) shares and UAB Baltijos Informacinių Duomenų Valdymo Centras owned 100 per cent of Baltic Data Center SIA (Latvia) shares.

Consolidated financial statements of Lietuvos Telekomas' Group combine financial statements of AB Lietuvos Telekomas, UAB Comliet Group, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Voicecom and VsI Lietuvos Telekomo Sporto Klubas. Consolidated financial statements of UAB Comliet Group combine financial statements of UAB Comliet, UAB Sonex Komunikacijos, Comliet-Kaliningrad, Datu Tikli SIA and Telegrupp AS. In 2003, UAB Baltijos Informacinių Duomenų Valdymo Centras' subsidiary Baltic Data Center SIA was not operating. Investments in associated undertakings, where AB Lietuvos Telekomas has a stake between 20 and 50 per cent, are accounted by the equity method of accounting. All statements are prepared on the basis of the same accounting principles. Consolidated financial statements of Lietuvos Telekomas' Group are prepared according to International Financial Reporting Standards.

Financial Highlights in 2003

- In 2003, the total revenue of Lietuvos Telekomas' Group went down by 16.1 per cent to LTL 812 million against the revenue of LTL 968 million in the year 2002.

- During 2003, the operating expenses decreased by 8.3 per cent to LTL 426 million compared with the operating expenses of LTL 465 million for the year 2002.

- EBITDA for the year 2003 amounted to LTL 386 million (LTL 504 million a year ago) and EBITDA margin was 47.6 per cent (52.0 per cent).

- In the second half of 2003, the Company revalued its assets and incurred an asset revaluation charge of LTL 45.1 million reflected in the profit (loss) statement of the Group.

- Comparable net profit (excluding the charge related to assets revaluation) for the year 2003 was LTL 4 million, while the actual result (including the charge related to assets revaluation) was a loss of LTL 36 million. Net profit for the year 2002 was LTL 67 million.

- Net cash flow after investment activities for the year 2003 amounted to LTL 283 million (LTL 288 million for the year 2002). During the year 2003, cash and cash equivalents increased by LTL 34 million (LTL 36 million for the year 2002).

- Investments amounted to LTL 51 million (LTL 207 million in 2002).

Revenue

In 2003, the total revenue of Lietuvos Telekomas' Group went down by 16.1 per cent to LTL 812 million due to decline in revenue from fixed-line telephony services by 22.7 per cent while revenue from Internet and data communication services, and other services increased by 9.0 and 44.6 per cent, respectively.

In the fourth quarter of 2003, Lietuvos Telekomas has adjusted its revenue grouping following the latest standard used by TeliaSonera AB. Major changes in the grouping of revenue were made in the first quarter of 2003 when services of Lietuvos Telekomas' Group were divided into the following three main groups: Fixed-line Telephony Services (including the former Interconnection Services group), Internet and Data Communication Services (including the former Leased Lines group) and Other Services. The revenues of previous periods were accordingly reclassified.

Reclassified Breakdown of the Groups' Revenue (in thousand of litas)

	2003					2002	*Change*
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	Full Year	
Fixed-line Telephony Services	164,385	157,961	154,258	153,532	**630,136**	815,214	*-22.7%*
Internet and Data Communication Services	29,124	29,804	29,862	31,056	**119,846**	109,908	*9.0%*
Other Services	10,447	16,193	13,368	22,287	**62,295**	43,090	*44.9%*
Total	**203,956**	**203,958**	**197,488**	**206,875**	**812,277**	**968,212**	***-16.1%***

In 2003, the revenue from fixed-line telephony services amounted to LTL 630 million and accounted for almost 78 per cent of the total revenue of Lietuvos Telekomas' Group (LTL 815 million and 84 per cent in 2002, respectively). Due to decrease in the number of customers, lower traffic and reduced tariffs for a number of fixed-line telephony services, revenue from subscriber fees decreased by 6.7 per cent, from traffic by 33.4 per cent and from interconnection services by 18.5 per cent, while revenue from value-added services increased by 16.2 per cent, year-on-year. Due to telecommunications market liberalisation from 1 January 2003, revenue from wholesale fixed-line services was recorded for the first time.

Competition from mobile operators' side resulted in the decrease of the number of main lines in service. During the year, the number of main lines in service dropped by 11.5 per cent from almost 936 thousand lines at the beginning of 2003 to 828 thousand at the year end. In 2002, the number of lines went down by 216 thousand. A number of attractive marketing campaigns slowed down the customers' churn in the second half of 2003.

Compared with the year 2002, the total traffic of local calls went down by 20.7 per cent, long-distance calls by 15.4 per cent, calls from fixed-line to mobile networks by 6.2 per cent, international calls by 10.4 per cent and dial-up Internet access service by 28.4 per cent. In the fourth quarter of 2003, after cutting service prices and improving customer care, the use of fixed-line telephony services increased, especially among residential customers.

During the year, Lietuvos Telekomas significantly reduced almost all tariffs for the fixed-line telephony services, which initially had a negative impact on the revenue, but at the year end it was offset by increased use of services. Continuous decrease in the revenue from fixed-line telephony services stopped in the third quarter of 2003, and for the fourth quarter, in spite of tariffs reduction and a number of discounts offered, the Company earned the same amount of revenue as for the third quarter.

In September 2003, Lietuvos Telekomas cut tariffs for local calls during off-peak hours by 63 per cent to LTL 0.03 and tariffs for off-peak long-distance calls by 70 per cent to LTL 0.09. On the average, during 2003 tariffs for calls from fixed to mobile networks decreased by 45 per cent and for international calls by more than 30 per cent (to most popular destinations, even more).

Payment plans introduced in May 2002 provided a stable revenue stream to the Company and won wide recognition from customers, especially residential. At the end of 2003, there were 382 thousand subscribers to payment plans (204 thousand a year ago). Socially disadvantaged and retired customers could subscribe to the most popular payment plan, *Local*, at a discount.

The share of revenue from the Internet and data communication services in the total revenue of Lietuvos Telekomas' Group increased from 11.4 per cent (31 Dec. 2002) to 14.8 per cent (31 Dec. 2003). The Company's efforts to make the Internet affordable to a wider range of population by cutting service prices slowed down the growth of revenue from Internet and data communication.

In 2003, the revenue from Internet and data communication services increased by 9 per cent from LTL 110 million for 2002 to LTL 120 million for 2003. The revenue from Internet broadband services grew by 57.2 per cent, from data communication services by 16.4 per cent, but revenue from dial-up Internet access services went down by 29 per cent.

The revenue from other activities grew by 44.6 per cent from LTL 43 million for 2002 to LTL 62 million for 2003. The greatest increase of revenue from other activities was recorded in the fourth quarter of 2003. This was largely due to consummation of telecommunications networks and low voltage systems construction projects by UAB Comliet.

Expenses

The total operating expenses of Lietuvos Telekomas' Group in the year 2003 went down by 8.3 per cent to LTL 426 million against LTL 465 million for the year 2002. The major decrease (23.2 per cent) was recorded in interconnection expenses as the Company negotiated lower interconnection fees with Lithuanian mobile operators.

Employee-related expenses decreased by 3.6 per cent. In order to maintain high level of the Company's performance efficiency, in June the Board of Lietuvos Telekomas took a decision to downsize employees to 3,400, as an equivalent of full-time employment, by the year end. During the year, the total redundancy expenses amounted to LTL 15.8 million. The total number of employees in Lietuvos Telekomas' Group was reduced from 4,531 (31 Dec. 2002) to 3,586 (31 Dec. 2003), and on 1 January 2004 the number of employees, as an equivalent of full-time employment, stood at 3,389. The number of main lines per one core business employee increased from 253 (31 Dec. 2002) to 281 (31 Dec. 2003).

Compared with the year 2002, provisions for doubtful accounts receivable were reduced by 85.4 per cent, other operating expenses decreased by 1 per cent, while external construction expenses due to UAB Comliet activities increased by 81.4 per cent.

Assets Revaluation Charge

In 2003, due to decreased usage of the Company's network capacities AB Lietuvos Telekomas conducted an impairment test with respect to its property, plant and equipment and intangible assets. The results of this test showed that there is no need for an overall impairment charge with respect to the Company's property, plant and equipment and intangible assets.

In 2003, the Company also performed a detailed review of the carrying values of property, plant and equipment. Based on the results of this review the Company made a decision to reduce the carrying values of certain assets (mostly telecommunication equipment and buildings) due to the fact that the carrying values of these assets were in excess of their recoverable amounts. The total amount of write-down of the carrying values relating to certain property, plant and equipment items charged in 2003 amounted to LTL 45.2 million. Considering the effect of disposals of property, plant and equipment of LTL 1.8 million, the total amount of write-down relating to above-mentioned assets as at 31 December 2003 was LTL 43.4 million.

Net Profit

Due to the assets revaluation charge and high depreciation and amortisation charges caused by heavy investments made in previous years, the Company's operating result for the year 2003 was negative and amounted to LTL 11 million. In 2003, regular depreciation and amortisation charges went down by 8.1 per cent compared with the year 2002, but still amounted up to 43.2 per cent of the total revenue. Comparable operating profit (excluding charge related to assets revaluation) for the year 2003 was LTL 36 million.

The financial activities expenses compared with the year 2002 went down by 30.6 per cent due to repayment of loans. Nevertheless, the actual profit before profit tax for the year of 2003 was negative and amounted to LTL 38 million (comparable profit before profit tax was LTL 9 million).

The charge related to assets revaluation had a positive effect on profit tax calculation; therefore the actual net loss for the year 2003 was LTL 36 million. Comparable net profit (excluding charge related to assets revaluation) amounted to LTL 4 million.

Investments

In 2003, the total amount of investments made by Lietuvos Telekomas' Group was LTL 51 million (LTL 207 million in 2002). Major investments were made into the switching and access networks of the Company as well as into information technology systems. As a result, at the end of 2003 the digitalisation rate of the Company's network reached 91.2 per cent (87.6 per cent a year ago), and digitalisation of all district centres of Lithuania was completed. Also, in 2003 special attention was given to the development of ADSL access network. At present, ADSL technology-based services are available in the majority of Lithuanian cities and towns, and in more than 120 rural areas.

In July, the largest subsidiary of Lietuvos Telekomas, UAB Comliet, completed an acquisition of 100 per cent of UAB Sonex Komunikacijos' shares. Another subsidiary of Lietuvos Telekomas, UAB Baltijos Informacinių Duomenų Valdymo Centras, established its subsidiary Baltic Data Center SIA in Latvia.

Balance Sheet and Cash Flow

During the year 2003, the total assets of Lietuvos Telekomas' Group decreased by 17.8 per cent from LTL 1,876 million (31 Dec. 2002) to LTL 1,542 million (31 Dec. 2003) due to amortisation and depreciation of long-term assets, while short-term assets increased mainly because of higher cash level.

The shareholders' equity decreased by 6.8 per cent from LTL 1,219 million (31 Dec. 2002) to LTL 1,136 million (31 Dec. 2003) due to net loss for the year 2003 and payment of dividend for the year 2002 (LTL 47 million). The total liabilities also decreased by 38.6 per cent as a result of debt repayment and reduction of deferred profit tax liabilities. In August, Lietuvos Telekomas exercised its early redemption option and redeemed its LTL 12 million bond issue. As of 31 December 2003, the net debt amounted to LTL 70 million, a drop by 75.8 per cent from the net debt of LTL 289 million a year ago. The net debt to equity ratio was 6.2 per cent (23.8 per cent on 31 December 2002).

During the year 2003, net cash flow from operating activities was LTL 320 million (LTL 481 million in 2002). Cash flow after investing activities and payment of profit tax and interest stood at LTL 283 million (LTL 288 million in 2002) and net cash used in financing activities amounted to LTL 249 million (LTL 252 million in 2002). An amount of LTL 202 million was used for repayment of loans (including earlier redemption of LTL 12 million bond issue), and LTL 47 million for payment of dividends for the year 2002. Overall, during the year 2003 cash and cash equivalents of Lietuvos Telekomas' Group increased by LTL 34 million (LTL 36 million in 2002).

40. Report prepared by the Issuer's Board or other managing body

Report on Company's Activities for the year 2002 (reviewed by auditors)

To the shareholders of AB Lietuvos Telekomas

AB Lietuvos Telekomas' Group provides fixed-line telephony, Internet-related and data communication services, wholesale services for other local and international telecommunications operators as well as other services. From 1 January 2003, AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

At the end of 2003, the total number of main lines in service was 828,318, whereas the total number of employees in AB Lietuvos Telekomas' Group amounted to 3,586.

In 2003, the total revenue of AB Lietuvos Telekomas' Group went down by 16.1 per cent to LTL 812 million against the revenue of LTL 968 million in the year 2002. During 2003, the operating expenses decreased by 8.3 per cent to LTL 426 million compared with the operating expenses of LTL 465 million for the year 2002. EBITDA for the year 2003 amounted to LTL 386 million (LTL 504 million a year ago) and EBITDA margin was 47.6 per cent (52.0 per cent).

In 2003, due to decreased usage of the Company's network capacities AB Lietuvos Telekomas conducted an impairment test with respect to its property, plant and equipment and intangible assets. The results of this test showed that there is no need for an overall impairment charge with respect to the Company's property, plant and equipment and intangible assets.

In 2003, the Company also performed a detailed review of the carrying values of property, plant and equipment. Based on the results of this review the Company made a decision to reduce the carrying values of certain assets (mostly telecommunication equipment and buildings) due to the fact that the carrying values of these assets were in excess of their recoverable amounts. The total amount of write-down of the carrying values relating to certain property, plant and equipment items charged in 2003 amounted to LTL 45.2 million. Considering the effect of disposals of property, plant and equipment of LTL 1.8 million, the total amount of write-down relating to above-mentioned assets as at 31 December 2003 was LTL 43.4 million.

Comparable net profit (excluding the charge related to assets write-down and related tax effect) for the year 2003 was LTL 4 million, while the actual result (including the charge related to assets write-down and related tax effect) was a net loss of LTL 36 million. Net profit for the year 2002 was LTL 67 million. Net cash flow after investment activities for the year 2003 amounted to LTL 283 million (LTL 288 million for the year 2002). During the year 2003, cash and cash equivalents increased by LTL 34 million (LTL 36 million for the year 2002).[1]

In 2003, the total amount of investments made by AB Lietuvos Telekomas' Group was LTL 51 million (LTL 207 million in 2002). Major investments were made into the switching and access networks of the Company as well as into information technology systems. As a result, at the end of 2003 the digitalisation rate of the Company's network reached 91.2 per cent (87.6 per cent a year ago), and digitalisation of all district centres of Lithuania was completed. Also, in 2003 special attention was given to the development of ADSL access network. At present, ADSL technology-based services are available in the majority of Lithuanian cities and towns, and in more that 120 rural areas.

AB Lietuvos Telekomas performs the core business of the Group, i.e. provides fixed-line telephony, data communication, fixed-line network, wholesale and Internet-related services. It also operates an Internet portal *Takas*.

---

[1] data from Financial Statements prepared according to International Financial Reporting Standards.

UAB Comliet (AB Lietuvos Telekomas owns 2,000 ordinary registered shares of the company with a nominal value of 10,000 litas each for a total nominal value of LTL 20 million or 100 per cent of the total share capital) provides such services as designing and construction of fixed-line and wireless telecommunications networks, installation and maintenance of low voltage networks, as well as telecommunications network maintenance, service installation and fault elimination services.

In July 2003, UAB Comliet acquired 100 per cent of UAB Sonex Komunikacijos' shares from UAB Sonex Group. UAB Comliet Group also includes the following subsidiaries: Comliet-Kaliningrad OOO (UAB Comliet owns 95 per cent of shares) in the Russian Federation, Datu Tikli SIA (75 per cent of shares) in Latvia and Telegrupp AS (55 per cent of shares) in Estonia. The subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks in the countries of their incorporation.

UAB Lietuvos Telekomo Verslo Sprendimai (AB Lietuvos Telekomas owns 20,000 ordinary registered shares of the company with a nominal value of 400 litas each for a total nominal value of LTL 8 million or 100 per cent of the total share capital) provides services and complex telecommunications solutions as well as offer technical consultancy services on telecommunications issues to around 600 major business customers of AB Lietuvos Telekomas.

UAB Lintel (AB Lietuvos Telekomas owns 2,800,000 ordinary registered shares of the company with a nominal value of 10 litas each for a total nominal value of LTL 28 million or 100 per cent of the total share capital) focuses on provision of the Directory Inquiry Service 118, telemarketing and Call Center services. From 1 March 2003, UAB Lintel took over from AB Lietuvos Telekomas the function of customer care by telephone.

UAB Lintkom holds 4.67 per cent of AB Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering (IPO) in 2000. Following the Board's decision of 2 October 2003 AB Lietuvos Telekomas transferred 1,000 ordinary registered shares of UAB Lintkom with a nominal value of 100 litas each for a total nominal value of LTL 100 thousand or 100 per cent of the total share capital to UAB Lintel. On 18 December 2003, the Board of AB Lietuvos Telekomas approved reorganisation of UAB Lintel, a subsidiary of AB Lietuvos Telekomas, and UAB Lintkom, an indirect subsidiary of AB Lietuvos Telekomas, by merger of UAB Lintkom into UAB Lintel.

UAB Baltijos Informacinių Duomenų Valdymo Centras (AB Lietuvos Telekomas owns 6,000 shares with a nominal value of 100 litas each for a total nominal value of LTL 600 thousand or 60 per cent of the total share capital) provides information systems support and comprehensive server management services as well as a wide range of IT customer support center services to AB Lietuvos Telekomas and other companies in Lithuania and the Baltic region. UAB Voicecom (AB Lietuvos Telekomas owns 60 ordinary registered shares with a nominal value of 100 litas each for a total nominal value of LTL 6 thousand or 60 per cent of the total share capital) provides internet telephony (voice over IP) services to business and residential customers. In July 2003, UAB Baltijos Informacinių Duomenų Valdymo Centras established its subsidiary Baltic Data Center SIA in Latvia.

UAB Verslo Portalas (AB Lietuvos Telekomas owns 6,000 ordinary registered shares with a nominal value of one litas each for a total nominal value of LTL 6 thousand or 30 per cent of the total share capital) was engaged in the development of the business-to-business portal verslas.com. The decision to discontinue operations of has UAB Verslo Portalas been made by the shareholders of the entity.

UAB TietoEnator Consulting (before 30 January 2003 known as Baltijos Telekomunikacijų Konsultacinis Centras) (AB Lietuvos Telekomas owns 4,160 ordinary registered shares with a nominal value of 100 litas each for a total nominal value of LTL 416 thousand or 26 per cent of the total share capital) provides companies in the Baltic region with high-value-added IT-related consulting services.

AB Lietuvos Telekomas is a sole founder of the non-profit organization VšĮ Lietuvos Telekomo Sporto Klubas.

On 3 April 2003, the Board of AB Lietuvos Telekomas approved General Manager's Mr. Tapio Paarma request for resignation from the Company's General Manager position as of 30 April 2003 and appointed Mr. Kjell-Ove Blom as a new General Manager of AB Lietuvos Telekomas from 1 May 2003.

On 25 September 2003, the Board of AB Lietuvos Telekomas approved a request of Kjell-Ove Blom, General Manager of the Company, for resignation from the position of General Manager of AB Lietuvos Telekomas as of 31 December 2003 and appointed Arūnas Šikšta as a new General Manager of AB Lietuvos Telekomas from 2 January 2004.

On 18 February 2004, the Board of AB Lietuvos Telekomas approved a new management structure of AB Lietuvos Telekomas.

On 2 March 2004, the Board of UAB Comliet resolved to transfer a telecommunications services installation, fault elimination, order management and network maintenance functions to AB Lietuvos Telekomas as of 1 April 2004. Management of AB Lietuvos Telekomas is evaluating possibilities to sell UAB Comliet after the completion of its restructuring.

In 2004, AB Lietuvos Telekomas plans to invest less than 100 million litas.

Gintautas Žintelis
Chairman of the Board

16 March 2004

41. Audit – related information

Auditors from UAB PricewaterhouseCoopers audited the balance sheet of AB Lietuvos Telekomas and together with its consolidated subsidiaries for the years ended 31 December 2001, 2002 and 2003 and the related statements of income and cash flows for the years then ended.

UAB PricewaterhouseCoopers, enterprise code No. 1147331, official address: T. Ševčenkos g. 21, LT-03111 Vilnius, is registered in Register of Legal Persons of the Republic of Lithuania. Enterprise was registered on 29 December 1993.

On 31 October 2003, the Chamber of Auditors of Lithuania issued a certificate No. 000421 which certifies UAB PricewaterhouseCoopers is enrolled in the list of audit companies and could perform audit activities.

Audit of financial statements of AB Lietuvos Telekomas' Group for the year 2003 according to International Financial Reporting Standards was completed on 9 March 2004. Auditor's report was signed by Christopher C. Butler, partner of UAB PricewaterhouseCoopers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers UAB
T. Ševčenkos 21
LT-03111 Vilnius
Lithuania
Telephone +370 (5) 239 2300
Facsimile +370 (5) 239 2301
E-mail vilnius@lt.pwc.com
www.pwc.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Company") and together with its consolidated subsidiaries ("the Group") as at 31 December 2003 and the related statements of income and cash flows for the year then ended. These financial statements set out on pages 4 to 32 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2003 and of the results of its operations and cash flows for the period then ended in accordance with International Financial Reporting Standards.

Vilnius, 9 March 2004

On behalf of PricewaterhouseCoopers UAB

Christopher C. Butler
Partner

VI. INFORMATION ABOUT THE MANAGING BODIES OF THE ISSUER

42. Members of the managing bodies

The managing bodies of AB Lietuvos Telekomas' are as follows:
- General Meeting of Shareholders;
- Board;
- General Manager.

Board (as on 31 December 2003)

The By-laws of AB Lietuvos Telekomas provide that the Company's Board shall consist of nine members and shall be elected for the two-year term.

Gintautas Žintelis – Chairman of the Board since 7 July 1998 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Expert on IT and Telecommunications issues in AB Lietuvos Telekomas. In 1965, he graduated from Kaunas University of Technology as an engineer in computer science. In 1970, he became Doctor of Science, in 1980 – Habilitated Doctor of Science, in 1983 – Professor and since 1991 is a correspondent member of the Lithuanian Academy of Science. From 1964 till 1992 he worked in Kaunas University of Technology, where in 1982 - 1992 he was Head of Computer Science Department. In 1992 – 1996, he held a position of Minister of Communications and Informatics of the Republic of Lithuania. In 1996-2002 he was working as Head of the Information System Protection Division and Advisor of the President of AB Vilniaus Bankas. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Morgan Ekberg – a member of the Board since 30 April 2001 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Head of Network and Technology, Market Area Norway, Denmark and Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Erik Hallberg – a member of the Board since 28 April 2003 (nominated by Amber Teleholding A/S), Senior Vice President and Head of Market Area Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Matti Hyyrynen – a member of the Board since 26 April 2002 (elected for the two-year term; nominated by Deutsche Bank Trust Company Americas), Head of Vilnius Representative Office of European Bank for Reconstruction and Development. Has no interest in the share capital of AB Lietuvos Telekomas. Member of the Supervisory Board of AB Drobe. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Kennet Rådne – a member of the Board since 26 April 2002 (elected for the two-year term; nominated by Amber Teleholding A/S), Senior Vice President and Head of Product Management and Development and also Head of Corporate Fixed Voice Products, TeliaSonera AB Sweden. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Andrius Šukys – a member of the Board since 26 April 2002 (elected for the two-year term; nominated by State Property Fund), Director of Asset Management at State Property Fund. Has no interest in the share capital of AB Lietuvos Telekomas. Chairman of the Supervisory Board of

AB Lietuvos Juru Laivininkyste and AB Lietuvos Avialinijos, member of the Board of AB Lietuvos Dujos. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen – a member of the Board since 5 July 2000 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Adviser, TeliaSonera Finland Oyj. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Ingmar Jonsson, Mikko Pirinen and Jaakko Nevanlinna have resigned from the Board from 28 April 2003. On 28 April 2003, to replace resigned members of the Board for the current term of the Board the following members of the Board were elected: Annika Christiansson, Erik Hallberg and Mats Salomonsson. Annika Christiansson and Mats Salomonsson have resigned from the Board from 28 May 2003.

Following a new edition of the Company's By-laws approved in the Annual General Meeting of Shareholders of 23 April 2004 the number of Board member is reduced from nine to seven members. Due to the end two-year term all members of the Board were recall and then the following members were elected to the Board for a new two-year term: Morgan Ekberg, Erik Hallberg, Matti Hyyrynen, Kennet Rådne, Andrius Šukys, Timo Virtanen and Gintautas Žintelis.

General Manager

Tapio Paarma (born in 1948) left the position of General Manager from 30 April 2003. He worked as General Manager and President of AB Lietuvos Telekomas since 8 July 1998. From 1 May until 31 December 2003 he worked as Senior Advisor to the Company. His MSc degree in Community Planning was conferred in 1971 in Helsinki University. Tapio Paarma started his career in the Finnish PT company, where he worked in the Telecommunications Construction Centre and Administration subdivision before occupying the office of the Head of the Secretariat. In the period from 1988 to 1992, he held a position of the Director of the Telecom Vaasa. In 1992 - 1993, Director of the Reorganisation team in the Finnish PT, and at the same time occupied the position of the Project Manager of the Northwest GSM company. In 1993 - 1994 and several months in 1998 Tapio Paarma was Director of the New Activity Sphere in the Finnish Telecom. In 1995 – 1998, he occupied various positions in Lattelekom SIA, Latvia, including the Chief Activity Officer and Deputy Director General. As on 31 December 2003, he had 50 shares of Lietuvos Telekomas.

Kjell-Ove Blom (born in 1943) held office of General Manager and President (from 1 July 2003 - General Manager) of AB Lietuvos Telekomas from 1 May 2003 untill 31 December 2003. He graduated from Chalmers Technical Higher School (1963–1967) with a degree in Civil Engineering. In 1984, he was awarded a PhD degree at the University of Gothenburg, Sweden. Kjell-Ove Blom started his career in the IT and data processing fields. His first workplace (1968–1973) was IBM, Stockholm, where he was employed as sales representative to corporate customers. In 1974–1978, he worked in a data centre. In 1985–1987, he held a position of CEO at another data centre. Since 1988 Kjell-Ove Blom has been working in the telecommunications sector. In 1988–1992, he was Director at Telia Stockholm, a member of some Boards of Directors. In 1993, worked as Director at the headquarters of the Networks Unit in Telia. In 1994–1995 he was Marketing Director of Unisource Voice Services. In 1996 - Deputy CEO responsible for strategies and business planning at Unisource HQ in Zurich, Switzerland. In 1997, he became Deputy CEO and COO at Unisource Carrier. In 1998–2001, he worked as Deputy CEO and COO at Netia in Warsaw, Poland, a member of many Boards of Directors. In 2002, he became CEO of Netia. From October until December 2002, he worked in Telia Networks International. Till 31 December 2003 he was Chairman of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom and UAB Baltijos Informacinių Duomenų Valdymo Centras, and member of the Board of UAB TietoEnator Consulting. Had no interest in the share capital of the Company and was not involved in the business of other Lithuanian companies and did not have interest in the share capital in other Lithuanian companies.

From 2 January 2004 **Arūnas Šikšta** (born 1968) took the office of General Manager of AB Lietuvos Telekomas. He has a degree in Management from Natural Science Faculty of Klaipėda University (1995). From 1992 to 1993 he worked as program coordinator at Open Lithuania Fund. Between 1993 and 1996 he was employed by Lithuanian – Dutch joint venture Seceurtronics Technikom as Executive Director. In the period from 1996 to 1997 he held a position of Director of Marketing Department of Lithuanian Agricultural Bank, and from 1997 to 1999 he was Lithuanian Project Manager at International Relations and Network Department of AS Hansapank (Estonia). From May 1999 till June 2001 he was appointed to the position of Chairman of the Board of the bank AB Hansabankas. From June 2001 till 1 November 2003 he was Chairman of the Board of the bank AB Hansa-LTB and member of the Board of AS Hansapank (Estonia). Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Deputy General Manager

From 1 June 1999 **Romualdas Degutis** (born in 1961) held an office of Chief Operating Officer and Deputy General Manager (till 1 July 2003 called Executive Vice President) of AB Lietuvos Telekomas. From 1 March 2004 he is Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. In 1984 he graduated from Kaunas University of Technology as Electric Communication Engineer. Romualdas Degutis worked in various positions in the Company since 1984. In 1993, he was appointed to the office of Klaipėda Branch Director of AB Lietuvos Telekomas. As on 31 December 2003, he was member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel and UAB Lintkom. As on 31 December 2003, he had 10,866 shares of the Company that accounts for 0.0013 per cent of the share capital and gives 0.0014 per cent of votes.

Chief Financial Officer

From 29 March 1999 **Jan-Erik Elsérius** (born in 1943) held an office of Chief Financial Officer and Director of Finance Department of AB Lietuvos Telekomas. From 1 March 2004 he holds an office of Chief Financial Officer –Deputy General Manager of AB Lietuvos Telekomas. In 1967, he graduated from Uppsala University as BA in Management, Managerial Economy, Political Economy and Statistics. Between 1969 and 1972, he was employed by Stockholm City/County Council in the Financial Division. From 1972, he was Head of the Public Office of Financial Division of the Swedish Telecom Administration (Telia). From 1975, he was responsible for the Long term Planning and accountable to the Director General. In the period from 1976 to 1980, Jan-Erik Elsérius worked for the Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managerial positions, in September 1997 he was appointed as the Director General. Following the merger with the Securitas Teknik AB in 1998, Mr. Elserius was appointed as the Deputy Managing Director of the new company Securitas Larm AB. As on 31 December 2003, Jan-Erik Elsérius was General Manager of UAB Lintkom, Chairman of the Board of UAB Voicecom, member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Baltijos Informaciniu Duomenu Valdymo Centras, Datu Tikli SIA and Telegrupp AS. As on 31 December 2003, he had 90,000 shares of the Company that accounts for 0.011 per cent of the share capital and 0.0116 per cent of votes.

Chief Commercial Officer

On 7 October 2003, the Board of AB Lietuvos Telekomas appointed **Stefan Albersson** (born 1963) to take office of Chief Marketing and Sales Officer of AB Lietuvos Telekomas from 3 November 2003. From 1 March 2004 he was appointed to the position of Chief Commercial Officer – Deputy General Manager of AB Lietuvos Telekomas. He has BSc in Business Administration and Economics and MSc in Mechanical Engineering (1990). In the period from 1990 to 1996 he worked in various positions at Telia AB, Sweden. Between 1996 and 1999 lead various units at Netia Telekom (Poland) and from 1999 to 2001 was Change Management Director at Eircom, Ireland. In August 2001, he came back to Netia Telekom and till September 2003 held a position of Vice President Marketing. As on 31 December 2003, he was member of the Board of UAB Voicecom. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

AB Lietuvos Telekomas has no information about existing conviction of members of managing bodies for the crimes against property, economic procedures or finance.

43. Information about remunerations and loans to members of the managing bodies

43.1. Information about the total and average amount per person of the remunerations, tantiemes and other payments from the profit by the Issuer during the reporting period

	Remuneration (in litas)	Tantiemes for 2002 (in litas)	Other payments from the profit (in litas)	Total (in litas)
On the average per member of Lietuvos Telekomas' Board (a)	41,945	54,000	--	95,945
Total amount for all members of Lietuvos Telekomas' Board (a)	377,505	486,000	--	863,505
On the average per member of the Administration of Lietuvos Telekomas (b)	304,403	--	6,954 (c)	311,357
Total amount for all members of the Administration of Lietuvos Telekomas (b)	913,209	--	20,862 (c)	934,071

NOTES: (a) The By-laws of the Company that were valid until 23 April 2004 provided that the Board consist of nine members. As on 31 December 2002 there were nine members of the Board, but as on 31 December 2003 – seven members. Two members of the Board have resigned from 28 May 2003; (b) In 2003, members of AB Lietuvos Telekomas' Administration were General Manager, Executive Vice President – Deputy General Manager and Chief Financial Officer - Director of the Finance Department; (c) Dividends for the year 2002.

On 23 April 2004, the Annual General Meeting of AB Lietuvos Telekomas' Shareholders resolved to assign 378 thousand litas for the payment of tantiemes for the year 2003. The tantiemes will be paid during the second quarter of 2004.

43.2. Remunerations, tantiemes and other payments from the profit paid during the reporting period by the companies, where the Issuer holds more than 20 per cent of their share capital, to the members of the Issuer's Supervisory Board, Board of Directors and Administration

----

43.3. Loans, guarantees and warranties, which ensure the fulfilment of their obligations extended to the members of managing bodies during the reporting period

----

44. Transactions with related parties

VII. RECENT EVENTS IN THE ISSUER'S ACTIVITIES AND ITS PROSPECTS

45. Recent events in the Issuer's activities

In January 2004 Lietuvos Telekomas cut its long-distance call price during peak hours by 35 per cent and introduced a new long-distance call payment plan, Miestai (Cities). Users of a new dial-up Internet access payment plan, Internet, are offered 30 hours per month for just LTL 10. Also, the Company launched a new voice communication over the Internet service for its DSL service users.

In February Lietuvos Telekomas improved its *Local* and *Country* payment plans by providing subscribers with additional 30 hours of free-of-charge calls during off-peak time and on weekends. In cooperation with TeliaSonera Carrier International, Lietuvos Telekomas successfully launched a high-speed (622 Mbit/s) Kaunas-Stockholm international channel, which greatly increased international data and internet network traffic capacity between European and Lithuanian universities.

On 6 February 2004, the Company announced preliminary unaudited results of AB Lietuvos Telekomas and its subsidiary companies for the year 2003 prepared according to International Accounting Standards. In 2003, the total revenue went down by 16.1 per cent to LTL 812 million against the revenue of LTL 968 million in the year 2002. During 2003 operating expenses decreased by 7.9 per cent to LTL 428 million compared with the operating expenses of LTL 465 million for the year 2002. EBITDA for the year 2003 amounted to LTL 384 million (LTL 504 million a year ago) and EBITDA margin was 47.3 per cent (52.0 per cent). The assets revaluation charge of LTL 45.2 million was reflected in the profit (loss) statement of the Group for the year 2003. Comparable net profit (excluding the assets revaluation charge) for the year 2003 was LTL 2 million, while actual result (including the assets revaluation charge) was a loss of LTL 36 million. Net cash flow after investment activities for the previous year amounted to LTL 283 million (LTL 288 million for the year 2002). During the year cash and cash equivalents increased by LTL 34 million.

On 18 February 2004, the Board of AB Lietuvos Telekomas approved a new organisational structure of Lietuvos Telekomas.

From 1 March 2004 Lietuvos Telekomas cut tariffs for calls to the mobile network of Tele2.

On 2 March 2004, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, resolved to transfer a telecommunications services installation, fault elimination, order management and network maintenance functions to AB Lietuvos Telekomas as of 1 April 2004. Also the Board preliminary approved a possible sell-off of UAB Comliet's construction business.

On 16 March 2004, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 23 April 2004. The record day for Shareholders' Meeting is 16 April 2004. Company's Board approved audited financial statements of Lietuvos Telekomas' Group of the year 2003. According to International Accounting Standards consolidated Lietuvos Telekomas' revenue in the year 2003 was 812,277 thousand litas and net loss was 36,095 thousand litas. According to Lithuanian Accounting Principles AB Lietuvos Telekomas' revenue in the year 2003 was 753,011 thousand litas and net loss was 36,095 thousand litas. The Board proposes for the Annual General Meeting to allocate from the Company's distributable profit 46,609 thousand litas for the dividend payment for the year 2003. Thus dividend per share would amount for 0.06 litas. The Board proposes for the Annual General Meeting to change the By-laws of the Company. The Board of AB Lietuvos Telekomas proposes for the Annual General Meeting to elect UAB PricewaterhouseCoopers as a Company's auditors.

On 16 March 2004, the Company announced that the Annual General Meeting of AB Lietuvos Telekomas' (code 2121543, registered address: Savanorių pr. 28, Vilnius, Lithuania) Shareholders will be held at room 156 of Lietuvos Telekomas' headquarters, Savanorių pr. 28, Vilnius,

Lithuania, at 3 p.m. on 23 April 2004. Registration will take place from 2 p.m. till 2.45 p.m. The meeting is convened by initiative of the Board and following the decision of the Board adopted on 16 March 2004. The record day of the General Meeting of Shareholders is 16 April 2004. Proposed Agenda: (1) Information of the Company's auditor; (2) Approval of the Company's activity report of the year 2003; (3) Approval of the annual financial statements; (4) Allocation of 2003 Company's profit; (5) Election of the Company's auditor; (6) Change of the By-laws of the Company; (7) Recall of the Company's Board members; (8) Election of the Company's Board members. Shareholders who at the end of the record day of the General Meeting of Shareholders, i.e. 16 April 2004, will be on the shareholders list of the Company have a right to participate and vote at the General Meeting of Shareholders personally or by proxy, or represented by the person with whom an agreement on the transfer of voting rights is concluded. All persons attending the General Meeting of Shareholders and having a voting right must bring with them a person's identification document. Shareholders' representative must present to the General Meeting an original proxy issued in the form and content established by the Law. From 13 April 2004 shareholders could get familiarised with the documents possessed by the Company related to the agenda of the Meeting, including draft resolutions, at the headquarters of AB Lietuvos Telekomas, Savanorių pr. 28, Vilnius, Lithuania.

On 22 March 2004, the Company announced that on 18 February 2004, the Board of AB Lietuvos Telekomas decided to authorise Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, to vote "For" during forthcoming General Meeting of UAB Verslo Portalas' Shareholders on subjects related to termination of UAB Verslo Portalas' activities and liquidation of the company. Following the decision of the General Meeting of UAB Verslo Portalas' Shareholders on 24 February 2004 to terminate activities of the Company and liquidate it, on 18 March 2004, Register of Legal Entities has registered UAB Verslo Portalas as company under liquidation. This announcement disclosed the content of the confidential announcement of the material event of 18 February 2004.

On 13 April 2004, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, approved request of Eimantas Šatas, General Manager of UAB Comliet, for resignation from UAB Comliet's General Manager position as of 13 April 2004 and appointed Ramūnas Bendikas as the new General Manager of UAB Comliet as of 14 April 2004.

On 22 April 2004, the Board of AB Lietuvos Telekomas approved unaudited financial statements of Lietuvos Telekomas' Group for the first quarter of 2004 prepared according to International Financial Reporting Standards. Revenue for the first quarter of 2004 amounted to 185 million litas, a decrease by 9.4 per cent over the revenue of 204 million litas for the first quarter of 2003. Operating expenses, year-on-year, went down by 2.8 per cent from 102 million litas to 99 million litas. EBITDA for the three months' period was 86 million litas (102 million litas for the same period a year ago) and EBITDA margin amounted to 46.2 per cent (49.9 per cent in 2003). Profit before profit tax for the first quarter of 2004 was 6 million litas (4 million litas a year ago) and net profit amounted to 4 million litas (2 million litas in 2003). Net cash flow after investment activities for the three months' period amounted to 51 million litas (68 million litas for the same period a year ago). During the three months' period due to redemption of 150 million litas Eurobond issue cash and cash equivalents decreased by 50 million litas.

On 23 April 2004, the Company announced that Annual General Meeting of AB Lietuvos Telekomas, held on 23 April 2004, decided:

- To approve the Company's activity report of the year 2003, inspected by the Company's audit enterprise UAB PricewaterhouseCoopers.
- To approve audited Company's annual financial statements for the year 2003, prepared according to the Accounting Standards of the Republic of Lithuania and according to International Financial Reporting Standards.
- To allocate the Company's profit of the year 2003 in the following way: 46,609,051 litas for dividends (0.06 litas dividend per share) and 378,000 litas for tantiems for members of the Board.

- To elect UAB PricewaterhouseCoopers as the Company's audit enterprise for two years to make the audit of the 2004 and 2005 Company's financial statements and to make the inspection of the reports on the activity of the Company in 2004 and 2005.
- To approve the new edition of the Company's By-laws.
- To recall from the Board of the Company all members of the Board: Matti Hyyrynen; Andrius Šukys, Erik Hallberg, Morgan Ekberg, Kennet Radne, Timo Virtanen, Gintautas Žintelis.
- To elect to the Board of the Company for new term of the Board (for 2 years): Morgan Ekberg, Erik Hallberg, Matti Hyyrynen; Kennet Radne, Andrius Šukys, Timo Virtanen, Gintautas Žintelis.

46. Material events in the Issuer's activities

On 6 January 2003, the Company announced that by the order of Director of the Communications Regulatory Authority, from 1 January 2003 AB Lietuvos Telekomas together with its associates, namely UAB Baltijos Informacinių Duomenų Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Voicecom, VšĮ Lietuvos Telekomo Sporto Klubas, is declared as an operator with significant market power in the public fixed-line telephony services and network market, and is obliged to fulfil the requirements for legal entities with significant market power in the public fixed-line telephony services and network market set by Articles 11, 12, 13, 14, 15, 16, 21, 22, 24 of the Law on Telecommunications of the Republic of Lithuania. Also, from 1 January 2003 Lietuvos Telekomas together with its associates is designated as a local loop operator.

On 14 January 2003, the Company announced that by the order of Director of the Communications Regulatory Authority, AB Lietuvos Telekomas together with its associates, namely UAB Baltijos Informacinių Duomenų Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Voicecom, VšĮ Lietuvos Telekomo Sporto Klubas, is declared as an operator with significant market power on the national interconnection market, and is obliged to fulfil the requirements for legal entities with significant market power on the national interconnection market set by Articles 11, 13, 14, 15, 21, 22, 24 of the Law on Telecommunications of the Republic of Lithuania. Also, Lietuvos Telekomas together with its associates is declared as a legal entity with significant market power on the leased line services market, and is obliged to fulfil the requirements for legal entities with significant market power on the leased line services market set by Articles 11, 13, 14, 15, 16, 21, 22, 24, 28 of the Law on Telecommunications of the Republic of Lithuania.

On 14 January 2003, the Company announced that UAB Comliet, a subsidiary of AB Lietuvos Telekomas, and UAB Sonex Group signed a Memorandum of Understanding. According to it, UAB Comliet intends to acquire a 100 percent stake in UAB Sonex Komunikacijos, a subsidiary of UAB Sonex Group.

On 17 January 2003, the Company announced that AB Lietuvos Telekomas and UAB Tele2 have agreed to change the interconnection fees and, due to this reason, tariffs for calls from the Company's fixed-line network to the mobile network of Tele2 will be reduced from 1 February 2003. In order to make the price for the calls from the fixed-line network to the mobile network of Tele2 to be in line with the requirements of the Resolution of the Government on Establishment of the Price Limits for Public Fixed-line Telephony Services dated 6 December 2001 and the Order of Director of the Communications Regulatory Authority on Establishment of the Temporary Price Limits for Public Fixed-line Telephony Services and Public Fixed-line Telephone Network Services Provided by AB Lietuvos Telekomas and its Associated Legal Entities dated 20 December 2002, during the first quarter of 2003 the Company will recalculate the amounts paid by its customers for the calls from the fixed-line network to the mobile network of Tele2 for the period from 5 December 2002 until 1 February 2003.

On 24 January 2003, the Company announced that AB Lietuvos Telekomas and Tele2 had signed an amendment to the interconnection agreement.

On 19 February 2003, the Company announced that AB Lietuvos Telekomas' Board approved the draft of non-audited financial statements for the year 2002 prepared by the Company's administration according to International Accounting Standards. Revenue of AB Lietuvos Telekomas' Group for the year 2002 was LTL 968,212 thousand, net profit for the year 2002 was LTL 67,032 thousand.

On 27 March 2003, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 28 April 2003 and proposed the following agenda: (1) information of the Company's auditor; (2) approval of the Company's activity report of the year 2002; (3) approval of the annual financial statements; (4) allocation of 2002 Company's profit; (5) election of the Company's auditor; (6) conversion of the Company's Special Share into the Company's Ordinary Registered Share; (7) change of the By-laws of the Company; (8) election of the Company's Board members. Company's Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2002. According to International Accounting Standards the consolidated Lietuvos Telekomas' revenue in the year 2002 was 968,212 thousand litas and the net profit in the year 2002 was 67,032 thousand litas. According to Lithuanian Accounting Principles, the Company's revenue in the year 2002 was 927,468 thousand litas and net profit in the year 2002 was 67,032 thousand litas. The Board proposes for the Annual General Meeting to allocate 46,609 thousand litas from the Company's net profit for the dividend payment for the year 2002. Thus, dividend per share would amount for 0.06 litas. The Board proposes for the Annual General Meeting to change the By-laws of the Company. The Board of AB Lietuvos Telekomas proposes for the Annual General Meeting to elect UAB PricewaterhouseCoopers as the Company's auditor.

On 3 April 2003, the Board of AB Lietuvos Telekomas approved the request made by General Manager Tapio Paarma for resignation from the Company's General Manager position as of 30 April 2003 and appointed Kjell-Ove Blom as a new General Manager of AB Lietuvos Telekomas from 1 May 2003. The Board appointed Tapio Paarma to the temporary position of Senior Advisor of the Company from 1 May 2003 until 31 December 2003. This announcement disclosed the content of the confidential announcement of the material event of 27 March 2003.

On 28 April 2003, the Company announced that the Board of AB Lietuvos Telekomas had approved unaudited financial statements of AB Lietuvos Telekomas' Group for the first quarter of 2003 prepared according to International Accounting Standards. The consolidated Lietuvos Telekomas' Group revenue for the first quarter of 2003 was LTL 203,956 thousand and the net profit for the first quarter of 2003 was LTL 2,033 thousand.

Decisions of the Annual General Meeting of AB Lietuvos Telekomas' Shareholders held on 28 April 2003 were as follows: (1) to approve the Report on the Activities of the Company for the year 2002; (2) to approve audited Company's annual financial statement for the year 2002 prepared according to the Accounting Rules of the Republic of Lithuania (LAP) and according to International Accounting Standards. According to IAS, the consolidated revenue of Lietuvos Telekomas' Group in the year 2002 was 968,212 thousand litas and the consolidated net profit amounted to 67,032 thousand litas. According to LAP, the revenue of the parent company, AB Lietuvos Telekomas, was 927,468 thousand litas and the net profit amounted to 67,032 thousand litas; (3) to allocate the profit of the year 2002 in the following way: 46,609,051 litas for dividends (0.06 litas dividend per share) and 486,000 litas for tantiems for members of the Board; (4) to elect UAB PricewaterhouseCoopers as the Company's auditor to make the audit of the Company's financial statements and to make inspection of the reports on the activities of the Company; (5) to cancel a status of the Company's Special Share and to convert this Share into 1 (one) Company's Ordinary Registered Share because of expiration of the term of the Company's Special Share on 1 January 2003; (6) to change the By-laws of the Company; (7) to elect Annika Christiansson, Erik Hallberg and Mats Salomonsson on the Board of the Company for the current term of the Board.

On 22 May 2003, following the resolution of the General Meeting of AB Lietuvos Telekomas' shareholders held on 28 April 2003, the Lithuanian Securities Commission cancelled the special status of one share of AB Lietuvos Telekomas by reregistering it into one ordinary registered share.

On 23 May 2003, the Company announced that AB Lietuvos Telekomas and UAB Omnitel have signed an amendment to the agreement on interconnection of networks. Under the agreement, from 1 June tariffs for the calls from Lietuvos Telekomas' network to the mobile network of Omnitel will be reduced by more than a third, i.e. 34 per cent. This announcement disclosed the content of the confidential announcement of the material event of 15 May 2003.

On 7 June 2003, the Company informed its shareholders that dividends for the year 2002 will be paid on 9 June 2003.

On 10 June 2003, the Board of AB Lietuvos Telekomas took a decision on the number of the Company's employees. By the end of the year the number of employees at Lietuvos Telekomas' Group is planned to be 3,400.

On 7 July 2003, the Company announced that UAB Baltijos Informacinių Duomenų Valdymo Centras, a subsidiary of AB Lietuvos Telekomas, has established its subsidiary Baltic Data Center SIA in Latvia.

On 29 July 2003, the Company announced that UAB Comliet, a subsidiary of AB Lietuvos Telekomas, acquired all shares of UAB Sonex Komunikacijos from UAB Sonex Grupe. This announcement disclosed the content of the confidential announcement of the material event of 3 March 2003.

On 30 July 2003, the Board of AB Lietuvos Telekomas decided to authorise General Manager of the Company, Kjell-Ove Blom, to undersign all the documents related to the early redemption of 12 per cent coupon 12 million Litas bond on 29 August 2003 and execute other related actions.

On 30 July 2003, the Board of AB Lietuvos Telekomas approved unaudited financial statements of AB Lietuvos Telekomas' Group for the first half of 2003 prepared according to International Accounting Standards. Consolidated net profit of Lietuvos Telekomas' Group for the first half of 2003 was LTL 1,164 thousand, consolidated revenue - LTL 407,914 thousand.

On 29 August 2003, AB Lietuvos Telekomas redeemed all 12,000 ten-year book-entry registered bonds, par value 1,000 litas each (Lithuanian Securities Commission Securities' Registration Act No. AB-4791 dated 28 September 2000, Securities' Registration No. A54011422) paying 1,146.07 litas for each bond. On 12 October 2000, for non-public circulation AB Lietuvos Telekomas placed an issue of 12 million litas bond with an annual coupon of 12 per cent. An early redemption option (final redemption of the bonds was set on 13 October 2010) was provided in the Information Memorandum of the Company's ten-year bonds issue.

On 25 September 2003, the Board of AB Lietuvos Telekomas approved a request of Kjell-Ove Blom, General Manager of the Company, for resignation from the position of General Manager of AB Lietuvos Telekomas as of 31 December 2003 and appointed Arūnas Šikšta as a new General Manager of AB Lietuvos Telekomas from 2 January 2004.

On 2 October 2003, the Board of AB Lietuvos Telekomas approved the member list of the Company's Audit and Remuneration committees. The approved member list of the Audit committee includes the following members of the Board of AB Lietuvos Telekomas: Matti Hyyrynen, Timo Virtenen and Kennet Rådne. The approved member list of the Remuneration committee includes the following members of the Board of AB Lietuvos Telekomas: Gintautas Žintelis, Andrius Šukys and Morgan Ekberg. The Board approved the transfer all the shares of UAB Lintkom owned by AB Lietuvos Telekomas to UAB Lintel.

On 7 October 2003, the Board of AB Lietuvos Telekomas appointed Mr Stefan Albertsson to the position of the Company's Chief Marketing and Sales Officer from 3 November 2003.

On 28 October 2003, the Board of AB Lietuvos Telekomas approved unaudited financial statements of AB Lietuvos Telekomas' Group for the third quarter and the nine months of 2003 prepared according to International Accounting Standards. Lietuvos Telekomas' Group revenue for the third quarter of 2003 amounted to LTL 197 million (LTL 204 million for the second quarter of 2003). The total revenue for the nine months amounted to LTL 605 million (LTL 729 million a year ago). Operating expenses for the third quarter of 2003 decreased to LTL 97 million. (LTL 108 million for the second quarter of 2003). The total operating expenses for the nine months amounted to LTL 308 million (LTL 340 million a year ago). EBITDA margin for July-September of 2003 was 50.6 per cent and overall EBITDA margin for the nine months of 2003 stood at 49.2 per cent. In the third quarter of 2003, Lietuvos Telekomas' Group revaluated all of its assets and, as a result of this revaluation, an impairment charge of LTL 41.5 million was reflected in the profit (loss) statement of the Group. Comparable net profit (excluding the impairment charge) for the third quarter of 2003 was LTL 7 million and for the nine months of 2003 it was LTL 8 million, while actual result (including the impairment charge) for the third quarter of 2003 was a loss of LTL 28 million and for the nine months - a loss of LTL 27 million.

On 20 November 2003, Lithuanian Communications Regulatory Authority fixed a highest price limits (VAT not included) for telecommunication networks interconnection services provided by AB Lietuvos Telekomas and its associated entities as follows: call set-up fee, 24 hours a day – 6 cents per call; local level interconnection from 8.00 to 20.00 on business days – 7 cents per minute, from 20.00 to 8.00 on business days and 24 hours a day on weekends and holidays – 2.50 cents per minute; national level interconnection from 8.00 to 20.00 on business days – 10 cents per minute, from 20.00 to 8.00 on business days and 24 hours a days on weekends and holidays – 6 cents per minute.

On 19 December 2003, the Company announced that following the Board decision of 2 October 2003, AB Lietuvos Telekomas transferred all shares of UAB Lintkom to UAB Lintel. On 18 December 2003, the Board of AB Lietuvos Telekomas approved reorganisation of UAB Lintel, a subsidiary of AB Lietuvos Telekomas, and UAB Lintkom, an indirect subsidiary of AB Lietuvos Telekomas, by merger of UAB Lintkom into UAB Lintel.

All material events related to the activity of the Company have been submitted to Lithuanian Securities Commission, National Stock Exchange of Lithuania, Lietuvos Rytas daily, Baltic News Service and posted on the Company's internet page www.telecom.lt.

47. Business strategy and its foreseen changes during the next financial (economic) year

- AB Lietuvos Telekomas seeks to become a service company that values its customers as partners and cooperates with them in order to create and implement simple to use services according to the customers needs.

- The Company seeks for maximum "integration" into both retail and wholesale local telecommunication market.

- Special attention will be given to development of internet services.

- In 2004 the Company should successfully implement its new organisation structure, continue reduction of costs, and improve internal culture in organisation and personnel strategy.

- To reorganise UAB Lintel and UAB Lintkom by merging UAB Lintkom into UAB Lintel, to liquidate UAB Verslo Portalas, to restructure activities and structure of UAB Comliet Group.

- More actively cooperate with other members of TeliaSonera AB Group.

- Investments will be below 100 million litas

Uncertainties in the future

The present annual prospectus - report contains certain forward-looking statements with respect to the financial situation, performance results and business of Lietuvos Telekomas' Group. These forward-looking statements represent Lietuvos Telekomas' Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words "potential", "estimated" and similar expressions or variations on such expressions, may be considered as "forward-looking statements".

2003
annual report



CONTENT

Key Figures of Lietuvos Telekomas' Group

		2003	2002	2001
Revenue	LTL million	812	968	1,058
EBITDA	LTL million	386	504	564
EBITDA margin	%	47.6	52.0	53.3
Profit before profit tax	LTL million	(38)	89	139
Net profit	LTL million	(36)	67	182
Total assets	LTL million	1,542	1,876	2,080
Shareholders' equity	LTL million	1,136	1,219	1,237
Cash flow from operating activities	LTL million	320	481	450
Earnings per share	LTL	(0.05)	0.09	0.23
Weighted average number of shares (a)	1,000 shares	776,818	776,818	776,818
Capital expenditure	LTL million	51	207	368
Personnel at the end of the year		3,586	4,531	5,749
Number of fixed lines in service		828,318	935,899	1,151,673
Penetration of lines per 100 residents (b)	%	24.0	27.0	33.1
Digitalisation rate	%	91.2	87.6	65.0
Number of lines per full-time employee employed in the core business		281	253	217

On 31 December 2003, the official exchange rates were as follows: US $1 = LTL 2.7621, €1 = LTL 3.4528.

NOTES:
(a) Treasury stocks held by UAB Lintkom are excluded.
(b) Calculated on the basis of the following population figures: in 2003 – 3,446 thousand, in 2002 – 3,463 thousand, in 2001 – 3,482 thousand.

Shareholders of AB Lietuvos Telekomas


27.21%
60.00%
4.67%
8.12%
Amber Teleholding A/S
State of Lithuania
Treasury stocks
Other shareholders

Note: Amber Teleholding A/S is a wholly-owned subsidiary of TeliaSonera AB

Revenue breakdown in 2003


7.6%
14.8%
24.7%
14.8%
1.8%
36.3%
Subscriptions fees
Traffic charges
Value added services
Interconnection services
Internet and data telecommunication services
Other services

Important Events

January Lietuvos Telekomas lost its exclusive right to install and provide fixed-line telephony services in Lithuania.

Pursuant to the new Law on Telecommunications, from 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

February Lietuvos Telekomas signed its first agreement on provision of wholesale voice telephony services with UAB Eurocom.

Lietuvos Telekomas and Telecentrs, a Latvian telecommunications services provider, signed an agreement on the network interconnection and provision of international IP services. According to the agreement, Lietuvos Telekomas will provide IP services in Latvia.

March Lietuvos Telekomas transferred a function of customer care by telephone to its subsidiary UAB Lintel.

Lietuvos Telekomas offered a Wireless Local Access Network (WLAN) service to its business customers.

April The Board of Lietuvos Telekomas accepted request of Tapio Paarma, General Manager of the Company, for resignation from his position as of 30 April 2003.

The Annual General Meeting of Shareholders approved the Report on the Activities of the Company for the Year 2002, approved annual financial statements, decided to pay a dividend of LTL 0.06 per share for the year 2002 and elected new members of the Board.

May Kjell-Ove Blom was appointed as a new General Manager of Lietuvos Telekomas from 1 May 2003.

The Lithuanian Securities Commission cancelled the special status of one share of the Company ("golden share") owned by the State of Lithuania.

June Lietuvos Telekomas reduced its part in the end-user price for fixed-to-mobile calls.

The Board of Lietuvos Telekomas took a decision on reduction of the number of the Company's employees.

July Baltijos Informacinių Duomenų Valdymo Centras, a subsidiary of Lietuvos Telekomas, established its subsidiary Baltic Data Center SIA in Latvia.

Comliet, a subsidiary of Lietuvos Telekomas, acquired a 100 per cent stake in UAB Sonex Komunikacijos.

Lietuvos Telekomas cut its international call tariffs to 11 countries by up to 52 per cent.

August The Company presented a new *Country* payment plan for business customers.

Lietuvos Telekomas exercised its early redemption option and redeemed its LTL 12 million bond issue.

September Lietuvos Telekomas began radical changes in its service pricing policy by reducing a number of tariffs and fees.

The Board of the Company accepted resignation of Kjell-Ove Blom, General Manager of the Company, from his position as of 31 December 2003 and appointed Arūnas Šikšta as a new General Manager of Lietuvos Telekomas from 2 January 2004.

October Lietuvos Telekomas continued cutting its international call prices.

Stefan Albertsson was appointed to the position of the Company's Chief Marketing and Sales Officer.

November Lietuvos Telekomas, the oldest telecommunications company of Lithuania, was celebrating 85th anniversary of Lithuanian telecommunications.

The Lithuanian Communications Regulatory Authorities fixed the highest price limits for telecommunications networks interconnection services provided by Lietuvos Telekomas and its associates.

December The Company granted to its customers free-of-charge long-distance calls on December weekends and Christmas Days.

Lietuvos Telekomas transferred all shares of its subsidiary UAB Lintkom to UAB Lintel, another subsidiary of Lietuvos Telekomas. The companies will be reorganized by merger of UAB Lintkom into UAB Lintel.

General Manager's Report



2003 was a year of significant changes for Lietuvos Telekomas. Five years have passed since Lietuvos Telekomas was privatized which brought with it a number of changes. During this period, the Company strived to become an advanced telecommunications company meeting all modern standards.

Lietuvos Telekomas started to implement a modernization effort in 1998 which incorporated to become an advanced telecommunications company capable to compete in the liberalized market of Lithuania.

Pursuant to the new Law on Telecommunications that came into force 1 January 2003, Lietuvos Telekomas' exclusive right to provide fixed-line telephony services in Lithuania expired.

Although Lietuvos Telekomas has felt competition from mobile operators for some years already, in the year 2003 Lietuvos Telekomas started operating under liberalized market conditions.

Lietuvos Telekomas has considered and considers participation in wholesale market, business customers and residential customers markets of equal importance. Therefore the Company inevitably faces competition in the fixed-line telephony market.

Ever changing market conditions and growth of consumer needs had a decisive effect on setting the Company's strategic priorities for the year 2003.

Lietuvos Telekomas evaluated the increasing competition on the fixed-line telephony market and started a new business phase – to consolidate Lietuvos Telekomas' position as a provider of high quality services on the market, giving added value to its customers.

Taking into consideration consumer needs, Lietuvos Telekomas took its first strategic steps already in the first half of the year. The Company designed and launched a new products and services marketing strategy that enabled to make service prices more market driven and put new value-added services on the market.

These changes helped Lietuvos Telekomas to regain recognition in the market. The number of customers refusing Lietuvos Telekomas' services slowed down from 13 thousand to 1.4 thousand per month during the year, and the domestic traffic in the network increased by around 20 per cent in fourth quarter, compared with the previous quarter. At the end of the year, the number of fixed lines in service stood at 828,318.

Our new efforts in the area of Internet also contributed to give Lietuvos Telekomas recognition among our customers.

Lietuvos Telekomas contributed to the development of information society by continuing participation in the *Langas į Ateitį* (Window to the Future) alliance, running the *Kompasas* education support program and putting into life other solutions facilitating spread of the Internet in Lithuania. In 2003, we substantially reduced the prices for the Internet services and launched new Internet products. At the end of the year, the number of Lietuvos Telekomas' Internet services (including ADSL and dial-up) users reached 60.7 thousand.

We are very pleased that our customers favorably evaluated solutions offered by the Company. According to market researches, during the year 2003 the number of customers that gave favorable evaluation of Lietuvos Telekomas as a company and of its services increased substantially.

Being a telecommunications leader that rationally plans its business activities, Lietuvos Telekomas also had to modernize the Company's structure.

Thanks to successful implementation of downsizing activities in the middle of 2003, we rationalized our business, which had a positive effect on distribution of functions among employees and on the Company's operational expenditure.

After having reached 91.2 per cent digitalization of the network at the end of 2003, the new strategy also meant that we substantially reduced capital expenditure. Compared to the year 2002, we reduced it with 75 per cent and spent LTL 51 million in 2003.

All activities combined meant that the Company succeeded in maintaining EBIDTA margin on a level of 47.6 per cent.

Another important decision taken in the year 2003 was recruitment of a new General Manager of the Company.

We look forward to the new year of the Company's performance with a clear-cut aim – to consolidate Lietuvos Telekomas' position as a provider of high quality services on the Lithuanian market.

Kjell-Ove Blom

General Manager

Structure of Lietuvos Telekomas' Group

- AB Lietuvos Telekomas
  - 100% UAB Comliet
    - 100% UAB Sonex Komunikacijos
    - 95% Comliet-Kaliningrad
    - 75% Datu Tikli SIA
    - 55% Telegrupp AS
  - 100% UAB Lintel
    - 100% UAB Lintkom
  - 100% UAB Lietuvos Telekomo Verslo Sprendimai
  - 100% VšĮ Lietuvos Telekomo Sporto Klubas
  - 60% UAB Baltijos Informacinių Duomenų Valdymo Centras
    - 100% Baltic Data Center SIA
  - 60% UAB Voicecom
  - 30% UAB Verslo Portalas
  - 26% UAB TietoEnator Consulting

Lietuvos Telekomas' Group provides fixed-line telephony, Internet-related and data communication services, wholesale services for other local and international telecommunications operators as well as other services. From 1 January 2003, AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

The parent company of the Group, AB Lietuvos Telekomas, performs the core business of the Group, i.e. provides fixed-line telephony, data communication, fixed-line network, wholesale and Internet-related services. It also operates an Internet portal *Takas*.

UAB Comliet provides such services as designing and construction of fixed-line and wireless telecommunications networks, installation and maintenance of low voltage networks, as well as telecommunications network maintenance, service installation and fault elimination services.

In July 2003, UAB Comliet acquired 100 per cent of UAB Sonex Komunikacijos' shares from UAB Sonex Group. The Comliet Group also includes the following subsidiaries: Comliet-Kaliningrad in the Russian Federation, Datu Tikli SIA in Latvia and Telegrupp AS in Estonia. The subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks in the countries of their incorporation.

UAB Lietuvos Telekomo Verslo Sprendimai provides services and complex telecommunications solutions as well as offer technical consultancy services on telecommunications issues to around 600 major business customers of Lietuvos Telekomas.

UAB Lintel focuses on provision of the Directory Inquiry Service 118, telemarketing and Call Center services. From 1 March 2003, UAB Lintel took over from Lietuvos Telekomas the function of customer care by telephone.

UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering (IPO) in 2000. In December 2003, Lietuvos Telekomas transferred all shares of UAB Lintkom to UAB Lintel. In the future, both companies will be reorganized through merger of UAB Lintkom into UAB Lintel.

UAB Baltijos Informacinių Duomenų Valdymo Centras provides information systems support and comprehensive server management services as well as a wide range of IT customer support center services to Lietuvos Telekomas and other companies in Lithuania and the Baltic region. Shareholders of UAB Baltijos Informacinių Duomenų Valdymo Centras are AB Lietuvos Telekomas (60 per cent of shares) and TietoEnator Oyj (40 per cent). In July 2003, UAB Baltijos Informacinių Duomenų Valdymo Centras established its subsidiary Baltic Data Center SIA in Latvia.

From 2001, UAB Voicecom provides internet telephony (voice over IP) services to business and residential customers. Shareholders of UAB Voicecom are AB Lietuvos Telekomas (60 per cent of shares) and Nexcom Telecommunication LLC (USA) (40 per cent).

In 2003, UAB Verslo Portalas started to operate a business-to-business portal *verslas.com*, which provides the latest business news, publications and researches, hosts a companies' search engine and marketplace for various products and services. Shareholders of UAB Verslo Portalas are AB Lietuvos Telekomas (30 per cent of shares) and UAB Verslo Žinios (70 per cent).

UAB TietoEnator Consulting (before 30 January 2003 known as Baltijos Telekomunikacijų Konsultacinis Centras) provides companies in the Baltic region with high-value-added IT-related consulting services. Shareholders of UAB TietoEnator Consulting are AB Lietuvos Telekomas (26 per cent of shares) and TietoEnator Oyj (74 per cent).

Lietuvos Telekomas is the sole founder of the non-profit organization VšĮ Lietuvos Telekomo Sporto Klubas.



Fixed-line Telephony Services

Voice Telephony Services

Lietuvos Telekomas provides local, long-distance, fixed-to-mobile and international calls for residential and business customers all over the country. At the end of 2003, Lietuvos Telekomas had 828 thousand main lines in service - a decrease by 108 thousand against 936 thousand at the end of 2002. The decrease was mainly recorded in the residential customer segment, while the number of business customers' telephone lines remained the same. On 31 December 2003, the fixed-line penetration in Lithuania was 24 lines per 100 residents against 27 lines on 31 December 2002.

At the end of 2003, Lietuvos Telekomas had 12 thousand ISDN Duetas, including ISDN Duetas Plius and ISDN Biuras, connections and 485 ISDN Srautas connections, whereas the total number of ISDN channels amounted to 39 thousand, as compared with 34 thousand channels at the end of 2002.

For customer service in rural and remote areas, Lietuvos Telekomas used GSM and NMT-450 standard mobile networks. At the end of 2003, the Company had about 40 thousand lines connected to its network by using these technologies.

The number of chip card payphones operated by Lietuvos Telekomas at the end of 2003 stood at 5,671.

On 31 December 2003, 91.2 per cent of Lietuvos Telekomas' subscriber lines were connected to digital exchanges. The number of business customers using lines connected to digital exchanges made up 94.1 per cent.

During 2003, the number of Centrex lines more than doubled, and at the end of the year more than 20 thousand Centrex lines were used by Lietuvos Telekomas' business customers.

Voice Telephony Tariff Changes

During the year 2003, the Company took significant steps to make fixed-line telephony services more attractive for customers.

On 1 September 2003, tariffs for off-peak local and long-distance calls were cut down significantly. Off-peak local call price was reduced from LTL 0.08 to LTL 0.03 per minute, and off-peak long-distance call price went down from LTL 0.30 to LTL 0.09 per minute.

On 1 February 2003, calls to Bitė GSM and Tele2 mobile networks became cheaper due to new interconnection fees. Additionally, prices for fixed-to-mobile calls (to Omnitel, Bitė GSM

Penetration (%)


31.4
32.8
34.0
33.1
27
24
1998
1999
2000
2001
2002
2003

and Tele2 networks) were cut from 1 June and 1 September. On the average, tariffs for calls to mobile networks in 2003 decreased by 45 per cent.

In 2003, Lietuvos Telekomas continued reducing international call tariffs. In July, tariffs for calls to the most popular destinations (the Russian Federation, Poland, Belarus, U.S.A., Canada, Moldova, Ukraine and others) were cut by around 30 per cent. Moreover, as of 1 October, the Company cut tariffs for calls to more than 70 countries. On the average, international call tariffs were reduced by 30 per cent, with the most marked decrease in prices for calls to the Russian Federation, U.S.A. and European Union countries.

As of 1 September 2003, the prices for local and long-distance calls decreased by 50 per cent for Centrex users.

Payment Plans for Residential Customers

From January 2003, Lietuvos Telekomas stopped applying the lower subscription fee of LTL 16 for socially disadvantaged and retired residential customers. This group of customers was offered the *Vietinis* (Local) payment plan at a discount of LTL 5.

Payment plans are gaining popularity among residential customers. During the year 2003, the total number of subscribers to *Vietinis* (Local), *Šalies* (Country) and *Interneto* (Internet) payment plans increased by 169 thousand, and amounted to nearly 373 thousand at the end of December. At the end of the year 2003, about 50 per cent of all residential customers were using payment plans offered by Lietuvos Telekomas. The Company had around 48 thousand users of the *Vakaro* (Evening) payment plan at year end.

In October 2003, Lietuvos Telekomas launched a new payment plan, *Pasaulis* (World). The plan is based on a fixed monthly fee, which allows customers to make international calls to certain countries at a significantly lower price.

Loyalty Program for Residential Customers

On 10 November 2003, Lietuvos Telekomas launched the *Bičiuliai* (Friends) loyalty program. The program is a long-term project intended to encourage residential customers to use


Main lines (thou.)
1,113
1,153
1,188
1,152
936
828
1998
1999
2000
2001
2002
2003

Lietuvos Telekomas' services to a greater extent and increase customer motivation to stay with Lietuvos Telekomas. A participant of the loyalty program gets points, which later can be exchanged for Lietuvos Telekomas' services, and/or goods provided by Lietuvos Telekomas' partners. At the end of 2003, Lietuvos Telekomas had 55 thousand registered participants of the *Bičiuliai* loyalty program. To make the program more user-friendly, in the year 2004 the Company is planning to launch service ordering via Internet, provide "hot" information about the points earned and make other attractive offers.

Payment Plans for Business Customers

During the year 2003, Lietuvos Telekomas continued offering for business customers the *Šalies Mokėjimo Planas Verslui* (Country Payment Plan for Business) payment plan for local and long-distance calls, and the *Verslo Miestai* (Business Cities) payment plan for long-distance calls. In addition, in 2003 the Company launched a new *Pasaulis* (World) payment plan allowing business customers to make international calls at a lower price.

Voice Telephony Value-added Services

In 2003, Lietuvos Telekomas continued offering to its customers a great variety of value-added services, such as Service 700 (Universal Access Number), Service 800 (Toll-free Number Service), short numbering service, and Service 900 (Premium Rate Service).

During the year 2003, service 700 was ordered by 50 new subscribers. The service was popular among trade companies and manufacturers, which had trade outlets all over the territory of Lithuania. In 2003, Lietuvos Telekomas started to use 700 numbers for provision of content services (weather forecast, exact time, Santa Claus line etc.).

In November 2003, Lietuvos Telekomas made service 800 numbers accessible not only from Omnitel, but from Bitė GSM mobile network, too. In 2004, there are plans to expand accessibility to 800 numbers from Tele2 mobile network.

In 2003, Lietuvos Telekomas continued offering service 900 to certain service providers. The number of services available via 900 numbers was constantly increasing. The major income was earned from entertainment premium rate services.

The premium rate service was also used for charity and support purposes, which enhanced the reputation of the Company.

Premium rate short numbers that were mostly used by large information providers showed continuous growth in the use of entertainment and voting services.

Directory Inquiry Service 118

In 2003, UAB Lintel remained the market leader with its Directory Inquire Service 118. During the year, Lintel serviced 9.6 million calls to Service 118, i.e. by 300 thousand more than in the year 2002.

In 2003, Lintel completed a bus schedules project and started offering information on train schedules. The number of calls inquiring information on transport schedules accounted for 10 per cent of all calls serviced.

Telemarketing Services

In the year 2003 Lintel, as provider of telemarketing services, serviced 3.9 million calls, i.e. 6.3 times more than in 2002. Such increase was mainly due to the services provided to Lietuvos Telekomas' customers in Panevėžys and Klaipėda Call Centers. On 1 March 2003, Lintel took over these Call Centers from Lietuvos Telekomas and started to provide information about Lietuvos Telekomas' services.

In 2003, five important long-term agreements were signed for provision of information line, help desk and fault reporting services.

In the course of the year, Lintel was developing the provision of information services for residents. The national examination line was served by one additional communication channel, i.e. SMS. The Company also offered large-scale projects of national importance, such as info line for EU referendum and elections of President.

In collaboration with the Latvian telecommunications company Lattelekom, Lintel implemented some large-scale projects for foreign customers.

Internet-related Services

Lietuvos Telekomas pays special attention to improving the quality of present Internet services, development and introduction of new Internet services and integration of the state-of-the-art Internet access technologies. The Company provides a wide range of Internet access services varying from the dial-up Internet access service *Atviras Takas*, flat rate dial-up Internet access service *Tako Zona*, ADSL (Asymmetric Digital Subscriber Line) technology based access service *DSL Takas*, to the Internet via leased lines, Internet via Frame Relay and Internet via broadband optical network services.

Atviras Takas and *Tako Zona*

In 2003 customers were switching from the dial-up and flat rate dial-up Internet access services to ADSL services. At the end of 2003, there were about 35 thousand dial-up service users. During the year, the number of flat rate access *Tako Zona* users decreased by 400.

From September 2003, the price for the *Atviras Takas* service during off-peak hours dropped down to 3 cents therefore the traffic of *AtvirasTakas* in the fourth quarter went up by almost 50 per cent compared to the previous quarter.

DSL Takas

In 2003, Lietuvos Telekomas continued to provide Internet services based on DSL technology, *DSL Takas* and *Takas iD*. The Company offered a number of *DSL Takas* service plans providing customers with unlimited use of the Internet. The users of the *Takas iD* service were offered a certain number of free Internet hours or a certain amount of megabits per month. As of 1 September 2003, free hours for *Takas iD1* and *Takas iD2* users doubled from 30 to 60 hours per month. The most popular plan among residential customers was *Takas iD2* with almost 7 thousand users at the end of 2003.

In March 2003, the Company launched a new *DSL Takas A0 Plius* plan for business customers, which enabled business customers to order the *DSL Takas* service with all the equipment needed to connect the customer's LAN (Local Area

ADSL access points



55
423
2,427
4,309
6,129
7,874
10,522
12,626
14,881
17,516
25,085
2001 Q2
2001 Q3
2001 Q4
2002 Q1
2002 Q2
2002 Q3
2002 Q4
2003 Q1
2003 Q2
2003 Q3
2003 Q4

Network) to the Internet. The speed of *DSL Takas A2* and *DSL Takas A3* plans was increased at the same monthly price.

On 1 September 2003, Lietuvos Telekomas introduced a new limited-use DSL plan for business customers, *DSL Takas 40*. At the end of 2003, here were 831 business customers using this service.

In order to enhance the value of service for *DSL Takas* and *Takas iD* users, a service of public virtual storage was launched. The service allows DSL customers to exchange big files and also to have temporary storage for personal information. In 2003, the service was provided to *DSL Takas A0, A1, Takas iD1* and *Takas iD2* users.

During the year 2003, the total number of ADSL access points increased by more than 138 per cent to almost 25 thousand, as compared with more than 10 thousand at the end of 2002.

Internet via Leased Lines and via Broadband Optical Network

Lietuvos Telekomas provides to its business customers permanent Internet access via leased lines and broadband optical network. Internet via leased lines is often used by business customers for connecting their corporate LAN to the Internet at a speed of 4.5 Mbit/s. Internet via broadband optical network is mostly popular with Internet service providers and banks due to its high speed and quality of service, which enables customers to get access to the Internet at a speed of up to 100 Mbit/s.

Value-added Internet Services

Lietuvos Telekomas develops and provides a wide range of value-added Internet services varying from content and communication services (news, information on different topics, SMS etc.) to infrastructure services (content management system, web hosting, web advertising etc.).

Takas Portal

The *Takas* portal is one of the most frequently visited websites in Lithuania. The average number of the *Takas* portal visitors increased by 38 per cent year-on-year, i.e. from 39 thousand visitors per day in the year 2002 up to 54 thousand visitors per day in 2003.

In 2003, Lietuvos Telekomas launched a new authorization and billing system, *Mano Takas*. On 31 December 2003, the number of *Mano Takas* registered users was 154 thousand. *Mano Takas* users can pay for services via line 900 and by sending an SMS (available for customers of Bitė GSM and Omnitel).

Some projects such as Miss Internet Contest, *Vasaros Takas*, Car of the Year Contest, Saint Valentine Day Rubric have already become traditional in the *Takas* portal.

In 2003, an SMS sending service was launched to the *Takas* portal, which allowed *Takas* visitors to write messages in the portal and send them to a mobile phone.

The Company was also developing the advertising in the *Takas* portal and web hosting. Web hosting enables customers to design and host private and corporate web pages on the Internet. At the end of 2003, Lietuvos Telekomas had about 2 thousand web hosting customers.

E-shop *Aveniu*

The e-shop *Aveniu* is a portal where companies can sell and private customers can buy goods and services. Lietuvos Telekomas provides *Aveniu* with the design and payment modules, advertises the *Aveniu* name and address. In 2003, the Company integrated into the e-shop service a bank-link (extranets) payment module enabling to pay for goods via some banks. In 2003, Lietuvos Telekomas signed agreements with 28 partners selling goods and services via *Aveniu*.

Data Communication Services

Lietuvos Telekomas offers its customers various data communication services such as permanent broadband connection, MPLS VPN (Multiprotocol Label Switching Virtual Private Network), Frame Relay, X.25, leased lines.

Broadband

The broadband service is based on the Gigabit Ethernet technology and allows customers to connect their remote units into a single network using up to 1 Gbps data communication speed. During the year 2003, the number of broadband connections doubled. Lietuvos Telekomas provided broadband connections mainly to banks and retail chains.

MPLS VPN

The MPLS VPN enables Lietuvos Telekomas to provide business customers with secure solutions at a reasonable price for connecting their remote points to a single virtual private network and transmit data in real time via a wide range of access types. In 2003, the Company installed 690 new MPLS VPN access points. Some big retail chains became customers of MPLS services provided by Lietuvos Telekomas.

Leased Lines

In 2003, Lietuvos Telekomas continued providing services of analogue and digital leased lines for business customers.

WLAN

In the year 2003, Lietuvos Telekomas installed WLAN (Wireless Local Area Network) hotspots in two Vilnius hotels. With WLAN hotspots, hotel guests can use their own laptops to gain Internet access in a hotel room, conference room or any other place of the hotel. WLAN hotspots allow hotel guest to connect through high-speed hotspot communications networks to their offices, check their e-mails, find information on the Internet, order goods and services etc.

MPLS VPN access points



741
666
546
239
2003 Q1
2003 Q2
2003 Q3
2003 Q4

Wholesale Services

Upon liberalization of the public fixed-line telephony market of Lithuania as of 1 January 2003, one of Lietuvos Telekomas' new goals in the wholesale market was to offer wholesale voice telephony and interconnection services within the time limits prescribed by the relevant regulations.

During the year 2003, Lietuvos Telekomas cooperated with more than 150 operators and service providers. The most rapid development was recorded in the segment of reselling fixed-line telephony services. The number of wholesale services offered on the market also grew from 20 wholesale services offered at the end of the year 2002 up to 38 at the end of 2003. The Company made active offerings of wholesale services both on the national and international markets with the focus on quality and customer care.

Following the obligations the Communications Regulatory Authority set for operators with significant market power (SMP), at the beginning of the year 2003 Lietuvos Telekomas announced the Reference Interconnect Offer (RIO) and the Reference Unbundling Offer (RUO).

In 2003, Lietuvos Telekomas agreed with the Lithuanian mobile operators on considerably lower telecommunications networks interconnection fees, which enabled to cut prices of fixed-to-mobile calls for subscribers of Lietuvos Telekomas.

During the year 2003, Lietuvos Telekomas continued successful cooperation with alternative telephony and data communication operators. By employing the existing technical capacities, the Company enlarged interconnection resources twice during the year and in addition made connections with 10 international operators. This enabled to increase the international call transit traffic more than 3 times.

In the year 2003, the Internet services market developed rapidly. The international IP access bandwidth extended twice, i.e. up to 620 Mb/s. Lietuvos Telekomas competed with other providers of wholesale Internet services in offering the Internet (IP) access service. Notwithstanding severe competition, the international Internet access bandwidth sold by the Company increased from 90 Mbit/s up to 189 Mbit/s.

In the year 2003, Lietuvos Telekomas extended its wholesale DSL service market with 9 customers who started to resell this service.

During the year 2003, the Company increased its data communication traffic bandwidth. Lietuvos Telekomas' customers have already been offered lines with speed up to 620 Mbit/s, which makes it possible to expand their networks and provide more services to end-users.

In the year 2003, Lietuvos Telekomas started active selling of the IP transit service on the markets of neighboring countries.



Customer Care

During the year 2003, Lietuvos Telekomas continued improving customer care. Reduction of service prices and changes in customer care and customer relationship management enabled to substantially slow down the customers' churn in the last quarter of the year. Alongside with face-to-face customer care in Customer Care Centers in ten largest cities of Lithuania, Lietuvos Telekomas serves its customers by toll-free telephone numbers (Call Centers) and via Internet on the website *http://abonentams.takas.lt*.

During 2003, Customer Care Centers served more than one million customers. As to the nature of calls, the number of calls inquiring information and applying for services increased, whereas the number of calls for billing information and the number of fault reports slightly decreased, as compared with the previous year.

Seeking to mitigate inconveniences and dissatisfaction of customers, as of January 2003 Lietuvos Telekomas started advance notification of customers about intended network repairs and possible disconnections.

To increase customers' awareness of the Company's services and products, Lietuvos Telekomas started issuing quarterly publications *Verslo Linija* (Business Line) for business customers and *Namų Linija* (Home Line) for private customers.

Call Centers

Call Centers have become an important source of information for customers. Implementation of the distance services management project enabled to decrease service delivery time substantially. Taking one more step toward customers, Lietuvos Telekomas signed an agreement, according to which the customers who have ordered Lietuvos Telekomas' services by distance customer servicing do not have to leave their homes to sign the telecommunications services contract.

As of 1 March 2003, AB Lietuvos Telekomas handed the function of customer care by telephone to its subsidiary UAB Lintel. Toll-free number 117 provides information about services, prices and accepts applications for subscription to services, toll-free number 119 is used for fault reporting, 1525 for Internet problems, 8~199 for international telegrams, 1515 for billing information.

Because of increased Internet penetration and growth in the number of Internet users, Lietuvos Telekomas continued servicing customers via the customer care website *http://abonentams.takas.lt*. The main aim of the website is to provide a self-service possibility for authorized subscribers. Visitors of the website can receive online bills for telecommunications services, or order the *Linija Plus* (Line Plus) services, payment plans, telephone lines and other services. There were 10 thousand subscribers of this website at the end of 2003.

Sales through the Sales Agents

Regular information about Company's activities, effective business solutions and established way of interaction are determinants of cooperation with the Company's sales agents – external IT and telecommunications service providers. In the year 2003, the network of the Company's sales agents expanded up to 116 companies.

On March 2003, Lietuvos Telekomas signed a strategic cooperation agreement with VĮ Lietuvos Paštas (Lithuanian Post) enabling to offer Lietuvos Telekomas' services in more than 900 post-offices all over Lithuania.

Network Infrastructure

Access Network

The access network of Lietuvos Telekomas consists of copper, wireless and city optical networks. The Company continues expanding and upgrading its access network according to the market demands.

During the year 2003, Lietuvos Telekomas was rapidly developing the DSL access technology. At the moment, the Company provides different ADSL services with the data downstream speed ranging from 128 Kbps to 2,048 Kbps and data upstream speed from 64 Kbps to 640 Kbps.

At the end of 2003, Lietuvos Telekomas had more than 36,000 ADSL ports installed. Today, the Company's ADSL network covers the majority of Lithuanian cities and towns and more than 120 rural areas. In 2003, Lietuvos Telekomas tested a new technical solution for connecting WLAN to the Internet over the ADSL network.

In order to facilitate connection of fixed-line telephone subscribers in rural areas and digitalization of remote subscriber lines, since the year 2002 Lietuvos Telekomas has been successfully employing the GSM technology.

Switching Network

In 2003, Lietuvos Telekomas continued its network digitalization process. The Company completed digitalization of its network in district centers and was performing switching network optimization. At the end of 2003, the network digitalization of the country reached 91.2 per cent against 87.6 per cent at the beginning of the year. At the end of the year, 94.1 per cent of business customers used lines connected to digital exchanges.

During the year 2003, Lietuvos Telekomas carried on preparation of its switching network for providing services prescribed by the laws and other legal regulations of the Republic of Lithuania.

Transmission Network

The transmission network of Lietuvos Telekomas consists of six regional and two national rings. All rings are interconnected using the Synchronous Digital Hierarchy (SDH) technology. The capacity of each ring is 2.5 Gb/s.

Digitalisation (%)



25.0
33.7
46.5
65.0
87.6
91.2
1998
1999
2000
2001
2002
2003

In the year 2003, the SDH capacity increased from 622 MB/s to 2.5 Gb/s for connection with Latvia. At the moment, Lietuvos Telekomas has SDH connections with 4 countries: 2 with Latvia, 2 with Poland, 1 with Sweden and 1 with Belarus. In 2004, the Company is planning to have connection with the SDH network of Russia (Kaliningrad Region).

At the end of 2003, Lietuvos Telekomas started building the third national ring using a new-generation SDH equipment that will connect Kaunas and Klaipėda. Such equipment will enable provision of data communication services in a more flexible manner and serve as a basis for new data communication services. In the year 2004, Lietuvos Telekomas is planning to install above type equipment in Vilnius, Šiauliai and Panevėžys and complete the third national SDH ring.

Data Communication Network

Lietuvos Telekomas provides high quality digital leased lines, packet switched data network services based on the X.25 Protocol, Frame Relay and Internet services. Currently, there is an increasing demand for bandwidth and high quality data communication services.

To ensure high quality Internet and MPLS VPN services, during 2003 Lietuvos Telekomas was developing the data communication network based on the Internet Protocol (IP). Due to the growing demand for the Internet, the Company increased the capacity of the ADSL network all over Lithuania. Lietuvos Telekomas also extended the network of broadband connection over fiber in the Vilnius City that made it possible to satisfy the growing demand for bandwidth. In the year 2004, great attention will be focused on increase of reliability and availability of data communication networks (over IP, ATM, ADSL).

Network Management and Information Systems

To meet the needs of customers, Lietuvos Telekomas continues developing its network management and information systems. In the year 2003, the Company introduced a preventive lines measurement system, which enabled to repair faults to users connected to digital exchanges before the users felt any connection failure. The Company also improved distance management of services that made possible faster delivery of services to users of digital exchanges.

ISDN channels


5,004
14,906
23,026
34,314
38,590
1999
2000
2001
2002
2003

Human Resources

Competition in the telecommunications market and forthcoming membership of Lithuania in EU have set new goals for Lietuvos Telekomas, the implementation of which is possible only with highly competent and educated employees aware of the Company's strategic goals and customer needs. Continuous improvement of human resources management enabled the Company not only to retain the existing human resources potential, but to attract new employees of high competence.

The ever changing market environment forced the Company to further develop its organizational structure, improve efficiency of business processes, control the payroll, and enhance the level of competence of employees. As the proper management is one of the guarantees of successful business, in the year 2003 the Company devoted much attention to management development both through the tailored management development programs and by supporting managers' Master studies at universities and other higher education institutions in Lithuania and abroad. At the same time, the Company contributed to the development of certain management programs by supporting the drawing up of Master studies curricula of the Baltic Management Institute and the International School of Management (ISM). Quite extensive efforts were devoted to staff training in the fields of state-of-the-art technologies, sales and customer care. Lietuvos Telekomas also provided staff training services to employees of other companies and public institutions. The Company arranged training courses for 4.3 thousand teachers under the teachers' computer literacy skills improvement project. About 9.9 thousand individuals were trained under the Internet basics training project, as ordered by the *Langas į Ateitį* (Window to the Future) alliance.

With a view to retaining the image of an employer able to attract, employ and keep the best young employees, in 2003 Lietuvos Telekomas commenced the fourth High Potential Development Programme and finalised the second Graduate Trainee Program. In addition, Lietuvos Telekomas became a sponsor of the Vilnius University Career Center and supported a number of education-focused student events in many Lithuanian universities.

Employees


9,521
7,122
6,357
5,749
4,531
3,586
1998
1999
2000
2001
2002
2003

Recent Events

January

As of January 1, 2004, AB Lietuvos Telekomas introduced the carrier pre-selection and number portability services.

Lietuvos Telekomas cut its long-distance call price during peak hours by 35 per cent and introduced a new long-distance call payment plan, *Miestai* (Cities).

Users of a new dial-up Internet access payment plan, *Internet*, are offered 30 hours per month for just LTL 10. Also, the Company launched a new voice communication over the Internet service for its DSL service users.

February

Lietuvos Telekomas improved its *Local* and *Country* payment plans by providing subscribers with additional 30 hours of free-of-charge calls during off-peak time and on weekends.

The Board of Directors approved a new management structure of AB Lietuvos Telekomas. The Company will take over from UAB Comliet telecommunications service implementation and maintenance activities.

In cooperation with TeliaSonera Carrier International, Lietuvos Telekomas successfully launched a high-speed (622 Mbit/s) Kaunas-Stockholm international channel, which greatly increased international data and internet network traffic capacity between European and Lithuanian universities.

March

Lietuvos Telekomas cut tariffs for calls to the mobile network of Tele2.

The Board of Directors decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 23 April 2004 and proposed to pay a dividend of 0.06 litas per share.



Lines per employee
121
166
197
217
253
281
1998
1999
2000
2001
2002
2003

Management and Corporate Governance

The By-laws of AB Lietuvos Telekomas provide that the managing bodies of the Company are the General Meeting of Shareholders, the Board of Directors and the General Manager.

Auditors from UAB PricewaterhouseCoopers have audited the financial statements of AB Lietuvos Telekomas and its consolidated subsidiaries for the years ended 31 December 2001, 2002 and 2003.

Board of Directors





Gintautas Žintelis: Chairman of the Board since 7 July 1998 (re-elected for a two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Expert on IT and telecommunications issues in AB Lietuvos Telekomas. Has no interest in the share capital of AB Lietuvos Telekomas.





Morgan Ekberg: member of the Board since 30 April 2001 (re-elected for a two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Advisor and Vice President TeliaSonera AB Norway, Denmark and Baltic Countries. Has no interest in the share capital of AB Lietuvos Telekomas.





Erik Hallberg: member of the Board since 28 April 2003 (nominated by Amber Teleholding A/S), Senior Vice President TeliaSonera AB Baltic Countries. Has no interest in the share capital of AB Lietuvos Telekomas.



Matti Hyyrynen: member of the Board since 26 April 2002 (elected for a two-year term; nominated by Deutsche Bank Trust Company Americas), Head of the Vilnius Representative Office of the European Bank for Reconstruction and Development. Has no interest in the share capital of AB Lietuvos Telekomas.



Kannet Rådne: member of the Board since 26 April 2002 (elected for a two-year term; nominated by Amber Teleholding A/S), Senior Vice President, Head of Product Management and Development and responsible for Corporate Fixed Voice Products TeliaSonera AB. Has no interest in the share capital of AB Lietuvos Telekomas.



Andrius Šukys: member of the Board since 26 April 2002 (elected for a two-year term; nominated by the State Property Fund), Director of Asset Management at the State Property Fund. Has no interest in the share capital of AB Lietuvos Telekomas.



Timo Virtanen: member of the Board since 5 July 2000 (re-elected for a two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Adviser TeliaSonera AB Norway, Denmark and Baltic Countries. Has no interest in the share capital of AB Lietuvos Telekomas.

Ingmar Jonsson, Mikko Pirinen and Jaakko Nevanlinna resigned from the Board of Directors as of 28 April 2003. On 28 April 2003, Annika Christiansson, Erik Hallberg and Mats Salomonsson were elected as members of the Board. Annika Christiansson and Mats Salomonsson resigned from the Board of Directors as of 28 May 2003.

In the second half of 2003, the Board of Directors of AB Lietuvos Telekomas established and formed the Audit Committee and the Remuneration Committee. Members of the Board Matti Hyyrynen, Timo Virtenen and Kennet Rådne were approved as members of the Audit Committee, and members of the Board Gintautas Žintelis, Andrius Šukys and Morgan Ekberg were approved as members of the Remuneration Committee.

General Manager



Tapio Paarma (born 1948) held office of General Manager and President of AB Lietuvos Telekomas 8 July 1998 through 30 April 2003. 1 May through 31 December 2003 he was Senior Advisor to the Company. He has a MSC degree in Community Planning from Helsinki University (1971). As on 31 December 2003, he had 50 shares of the Company.



Kjell-Ove Blom (born 1943) held office of General Manager and President (from 1 July 2003, General Manager) of AB Lietuvos Telekomas 1 May 2003 through 31 December 2003. He has a degree in Civil Engineering from Chalmers Technical Higher School (1967) and a PhD degree from University of Gothenburg, Sweden (1984).

Until 31 December 2003, K.O. Blom was Chairman of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom and UAB Baltijos Informacinių Duomenų Valdymo Centras, and member of the Board of UAB TietoEnator Consulting. Has no interest in the share capital of the Company.



On 25 September 2003, the Board of AB Lietuvos Telekomas appointed **Arūnas Šikšta** (born 1968) to take office of General Manager of AB Lietuvos Telekomas from 2 January 2004. He has a degree in Management from Natural Sciences Faculty of Klaipėda University (1995). Has no interest in the share capital of the Company.

Deputy General Manager



Romualdas Degutis (born 1961) holds office of Chief Operating Officer and Deputy General Manager (until 1 July 2003 called Executive Vice President) of AB Lietuvos Telekomas since 1 June 1999. From 1 March 2004 holds office of Head of Technology Division and Deputy General Manager. He has an Electric Communications Engineering Diploma from Kaunas Technological University (1984).

As on 31 December 2003, R. Degutis was Chairman of the Board of UAB Comliet, member of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel and UAB Lintkom.

As on 31 December 2003, he had 10,866 shares of the Company, which accounted for 0.0013 per cent of the share capital and entitled to 0.0014 per cent of votes.

Chief Financial Officer



Jan-Erik Elsérius (born 1943) holds office of Chief Financial Officer and Director of Finance Department of AB Lietuvos Telekomas since 29 March 1999. From 1 March 2004 holds office of Head of Finance Division and Deputy General Manager. He is a BA in Management, Managerial Economy, Political Economy and Statistics, Uppsala University (1967).

As on 31 December 2003, he was General Manager of UAB Lintkom, Chairman of the Board of UAB Voicecom, member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Baltijos Informacinių Duomenų Valdymo Centras, Datu Tikli SIA and Telegrupp AS.

As on 31 December 2003, he had 90,000 shares of the Company, which accounted for 0.011 per cent of the share capital and entitled to 0.0116 per cent of votes.

Chief Marketing and Sales Officer



On 7 October 2003, the Board of Directors of AB Lietuvos Telekomas appointed **Stefan Albertsson** (born 1963) to take office of Chief Marketing and Sales Officer of AB Lietuvos Telekomas from 3 November 2003. From 1 March 2004 holds office of Head of Marketing Division and Deputy General Manager. He is a BSC in Business Administration and Economics and a MSC in Mechanical Engineering (1990). As on 31 December 2003, he was member of the Board of UAB Voicecom. Has no interest in the share capital of the Company.



Bertil Abrahamsson,
Director of Human Resources Department since 1999.



Gintaras Furmanavičius,
Director of Public Relations Department since 1999.



Eglė Gudelytė-Harvey,
Director of Legal Division since 2001.



Vytautas Steponas Valionis,
Director of Strategic Development Division since 2002.



Arūnas Baranauskas,
Director of Corporate Security since 1999.



Gintaras Grybėnas,
Director of Services Development Department since 2003.



Audronis Laukaitis,
Director of Customer Service Department since 2001.



Darius Didžgalvis,
Director of Wholesales Department since 2001.



Stanislovas Intas,
Director of Network Department since 2000.



Ramūnas Bendikas,
Director of Logistics and Property Department since 2003.



Gintaras Monkevičius,
Director of Process Division since 2001.

Note:
Organisational structure as on 1 January 2004.



Financial Review

Financial Highlights in 2003

- In 2003, the total revenue of Lietuvos Telekomas' Group went down by 16.1 per cent to LTL 812 million against the revenue of LTL 968 million in the year 2002.
- During 2003, the operating expenses decreased by 8.3 per cent to LTL 426 million compared with the operating expenses of LTL 465 million for the year 2002.
- EBITDA for the year 2003 amounted to LTL 386 million (LTL 504 million a year ago) and EBITDA margin was 47.6 per cent (52.0 per cent).
- In the second half of 2003, the Company revalued its assets and incurred an asset revaluation charge of LTL 45.1 million reflected in the profit (loss) statement of the Group.
- Comparable net profit (excluding the charge related to assets revaluation) for the year 2003 was LTL 4 million, while the actual result (including the charge related to assets revaluation) was a loss of LTL 36 million. Net profit for the year 2002 was LTL 67 million.
- Net cash flow after investment activities for the year 2003 amounted to LTL 283 million (LTL 288 million for the year 2002). During the year 2003, cash and cash equivalents increased by LTL 34 million (LTL 36 million for the year 2002).
- Investments amounted to LTL 51 million (LTL 207 million in 2002).

The consolidated financial statements of Lietuvos Telekomas' Group have been prepared according to the International Financial Reporting Standards.

Revenue

In 2003, the total revenue of Lietuvos Telekomas' Group went down by 16.1 per cent to LTL 812 million due to decline in revenue from fixed-line telephony services by 22.7 per cent while revenue from Internet and data communication services, and other services increased by 9.0 and 44.6 per cent, respectively.

In the fourth quarter of 2003, Lietuvos Telekomas has adjusted its revenue grouping following the latest standard used by TeliaSonera AB. Major changes in the grouping of revenue were made in the first quarter of 2003 when services of Lietuvos Telekomas' Group were divided into the following three main groups: Fixed-line Telephony Services (including the former Interconnection Services group), Internet and Data Communication Services (including the former Leased Lines group) and Other Services. The revenues of previous periods were accordingly reclassified.

Revenue (in million litas)


980
1,039
1,059
968
812
1999
2000
2001
2002
2003

In 2003, the revenue from fixed-line telephony services amounted to LTL 630 million and accounted for almost 78 per cent of the total revenue of Lietuvos Telekomas' Group (LTL 815 million and 84 per cent in 2002, respectively). Due to decrease in the number of customers, lower traffic and reduced tariffs for a number of fixed-line telephony services, revenue from subscriber fees decreased by 6.7 per cent, from traffic by 33.4 per cent and from interconnection services by 18.5 per cent, while revenue from value-added services increased by 16.2 per cent, year-on-year. Due to telecommunications market liberalisation from 1 January 2003, revenue from wholesale fixed-line services was recorded for the first time.

Competition from mobile operators' side resulted in the decrease of the number of main lines in service. During the year, the number of main lines in service dropped by 11.5 per cent from almost 936 thousand lines at the beginning of 2003 to 828 thousand at the year end. In 2002, the number of lines went down by 216 thousand. A number of attractive marketing campaigns slowed down the customers' churn in the second half of 2003.

Compared with the year 2002, the total traffic of local calls went down by 20.7 per cent, long-distance calls by 15.4 per cent, calls from fixed-line to mobile networks by 6.2 per cent, international calls by 10.4 per cent and dial-up Internet access service by 28.4 per cent. In the fourth quarter of 2003, after cutting service prices and improving customer care, the use of fixed-line telephony services increased, especially among residential customers.

During the year, Lietuvos Telekomas significantly reduced almost all tariffs for the fixed-line telephony services, which initially had a negative impact on the revenue, but at the year end it was offset by increased use of services. Continuous decrease in the revenue from fixed-line telephony services stopped in the third quarter of 2003, and for the fourth quarter, in spite of tariffs reduction and a number of discounts offered, the Company earned the same amount of revenue as for the third quarter.

In September 2003, Lietuvos Telekomas cut tariffs for local calls during off-peak hours by 63 per cent to LTL 0.03 and tariffs for off-peak long-distance calls by 70 per cent to LTL 0.09. On the average, during 2003 tariffs for calls from fixed to mobile networks decreased by 45 per cent and for international calls by more than 30 per cent (to most popular destinations, even more).

Revenue in 2003 by quarters (in million litas)


10
29
65
16
30
58
13
30
54
22
31
54
2003 Q1
2003 Q2
2003 Q3
2003 Q4
Other services
Internet and data communication services
Fixed-line telephony services

Payment plans introduced in May 2002 provided a stable revenue stream to the Company and won wide recognition from customers, especially residential. At the end of 2003, there were 382 thousand subscribers to payment plans (204 thousand a year ago). Socially disadvantaged and retired customers could subscribe to the most popular payment plan, *Local*, at a discount.

The share of revenue from the Internet and data communication services in the total revenue of Lietuvos Telekomas' Group increased from 11.4 per cent (31 Dec. 2002) to 14.8 per cent (31 Dec. 2003). The Company's efforts to make the Internet affordable to a wider range of population by cutting service prices slowed down the growth of revenue from Internet and data communication.

In 2003, the revenue from Internet and data communication services increased by 9 per cent from LTL 110 million for 2002 to LTL 120 million for 2003. The revenue from Internet broadband services grew by 57.2 per cent, from data communication services by 16.4 per cent, but revenue from dial-up Internet access services went down by 29 per cent.

The revenue from other activities grew by 44.6 per cent from LTL 43 million for 2002 to LTL 62 million for 2003. The greatest increase of revenue from other activities was recorded in the fourth quarter of 2003. This was largely due to consummation of telecommunications networks and low voltage systems construction projects by UAB Comliet.

Expenses

The total operating expenses of Lietuvos Telekomas' Group in the year 2003 went down by 8.3 per cent to LTL 426 million against LTL 465 million for the year 2002. The major decrease (23.2 per cent) was recorded in interconnection expenses as the Company negotiated lower interconnection fees with Lithuanian mobile operators.

Employee-related expenses decreased by 3.6 per cent. In order to maintain high level of the Company's performance efficiency, in June the Board of Lietuvos Telekomas took a decision to downsize employees to 3,400, as an equivalent of full-time employment, by the year end. During the year, the total redundancy expenses

EBITDA (in million litas) and EBITDA margin (%)



42.2%
50.4%
53.3%
52.0%
47.6%
1999
2000
2001
2002
2003

amounted to LTL 15.8 million. The total number of employees in Lietuvos Telekomas' Group was reduced from 4,531 (31 Dec. 2002) to 3,586 (31 Dec. 2003), and on 1 January 2004 the number of employees, as an equivalent of full-time employment, stood at 3,389. The number of main lines per one core business employee increased from 253 (31 Dec. 2002) to 281 (31 Dec. 2003).

Compared with the year 2002, provisions for doubtful accounts receivable were reduced by 85.4 per cent, other operating expenses decreased by 1 per cent, while external construction expenses due to UAB Comliet activities increased by 81.4 per cent.

Assets Revaluation Charge

In 2003, due to decreased usage of the Company's network capacities AB Lietuvos Telekomas conducted an impairment test with respect to its property, plant and equipment and intangible assets. The results of this test showed that there is no need for an overall impairment charge with respect to the Company's property, plant and equipment and intangible assets.

In 2003, the Company also performed a detailed review of the carrying values of property, plant and equipment. Based on the results of this review the Company made a decision to reduce the carrying values of certain assets (mostly telecommunication equipment and buildings) due to the fact that the carrying values of these assets were in excess of their recoverable amounts. The total amount of write-down of the carrying values relating to certain property, plant and equipment items charged in 2003 amounted to LTL 45.2 million. Considering the effect of disposals of property, plant and equipment of LTL 1.8 million, the total amount of write-down relating to above-mentioned assets as at 31 December 2003 was LTL 43.4 million.

Net Result

Due to the assets revaluation charge and high depreciation and amortisation charges caused by heavy investments made in previous years, the Company's operating result for the year 2003 was negative and amounted to LTL 11 million. In 2003, regular depreciation and amortisation charges went down by 8.1 per cent compared with the year 2002, but still amounted up to 43.2 per cent of the total revenue. Comparable operating profit (excluding charge related

Investments (in million litas)


392
551
517
368
207
51
1998
1999
2000
2001
2002
2003

to assets revaluation) for the year 2003 was LTL 36 million.

The financial activities expenses compared with the year 2002 went down by 30.6 per cent due to repayment of loans. Nevertheless, the actual profit before profit tax for the year of 2003 was negative and amounted to LTL 38 million (comparable profit before profit tax was LTL 9 million).

The charge related to assets revaluation had a positive effect on profit tax calculation; therefore the actual net loss for the year 2003 was LTL 36 million. Comparable net profit (excluding charge related to assets revaluation) amounted to LTL 4 million.

Investments

In 2003, the total amount of investments made by Lietuvos Telekomas' Group was LTL 51 million (LTL 207 million in 2002). Major investments were made into the switching and access networks of the Company as well as into information technology systems. As a result, at the end of 2003 the digitalisation rate of the Company's network reached 91.2 per cent (87.6 per cent a year ago), and digitalisation of all district centres of Lithuania was completed. Also, in 2003 special attention was given to the development of ADSL access network. At present, ADSL technology-based services are available in the majority of Lithuanian cities and towns, and in more that 120 rural areas.

In July, the largest subsidiary of Lietuvos Telekomas, UAB Comliet, completed an acquisition of 100 per cent of UAB Sonex Komunikacijos' shares. Another subsidiary of AB Lietuvos Telekomas, UAB Baltijos Informacinių Duomenų Valdymo Centras, established its subsidiary Baltic Data Center SIA in Latvia.

Balance Sheet and Cash Flow

During the year 2003, the total assets of Lietuvos Telekomas' Group decreased by 17.8 per cent from LTL 1,876 million (31 Dec. 2002) to LTL 1,542 million (31 Dec. 2003) due to amortisation and depreciation of long-term assets, while short-term assets increased mainly because of higher cash level.

The shareholders' equity decreased by 6.8 per cent from LTL 1,219 million (31 Dec. 2002) to LTL 1,136 million (31 Dec. 2003) due to net loss for the year 2003 and payment of dividend for the year 2002 (LTL 47 million). The total liabilities

Net debt (in million litas) and Gearing ratio (%)


Net debt
Net debt to equity ratio (Gearing)
43%
42%
24%
6%
2000
2001
2002
2003

also decreased by 38.6 per cent as a result of debt repayment and reduction of deferred profit tax liabilities. In August, Lietuvos Telekomas exercised its early redemption option and redeemed its LTL 12 million bond issue. As of 31 December 2003, the net debt amounted to LTL 70 million, a drop by 75.8 per cent from the net debt of LTL 289 million a year ago. The net debt to equity ratio was 6.2 per cent (23.7 per cent on 31 December 2002).

During the year 2003, net cash flow from operating activities was LTL 320 million (LTL 481 million in 2002). Cash flow after investing activities and payment of profit tax and interest stood at LTL 283 million (LTL 288 million in 2002) and net cash used in financing activities amounted to LTL 249 million (LTL 252 million in 2002). An amount of LTL 202 million was used for repayment of loans (including earlier redemption of LTL 12 million bond issue), and LTL 47 million for payment of dividends for the year 2002. Overall, during the year 2003 cash and cash equivalents of Lietuvos Telekomas' Group increased by LTL 34 million (LTL 36 million in 2002).

Shares and Shareholders

On 1 January 2003, the term of Lietuvos Telekomas' Special Share owned by the State of Lithuania came to an end. Following the shareholders' decision made on 28 April 2003, the Company changed its By-laws and reregistered its Special Share into the Ordinary Registered Share. Since then the total share capital of AB Lietuvos Telekomas consists of 814,912,760 Ordinary Registered Shares.

During the year 2003, the State of Lithuania reduced its shareholding in AB Lietuvos Telekomas from 10.03 per cent (31 Dec. 2002) to 8.12 per cent (31 Dec. 2003) by giving up shares of the Company as a compensation to Lithuanian citizens for the realty redeemable by the State of Lithuania.

Trading in AB Lietuvos Telekomas' shares on NSEL in 2003



LTL
800 000
700 000
600 000
500 000
400 000
300 000
200 000
100 000
0
Volume
Price
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00

Amber Teleholding A/S, a wholly-owned subsidiary of TeliaSonera AB, holds 60 per cent of AB Lietuvos Telekomas' shares. UAB Lintkom, a member of AB Lietuvos Telekomas' Group, holds treasury stocks (4.67 per cent).

In 2000, Lietuvos Telekomas launched a Global Depository Receipt (GDR) program where one GDR represents 10 ordinary registered shares of the Company. As of 31 December 2003, 110,928,170 ordinary shares of AB Lietuvos Telekomas (13.6 per cent of all shares) were converted into 11,092,817 GDRs and held by depository bank Deutsche Bank Trust Company Americas.

Shares of AB Lietuvos Telekomas are listed on the Official List of the National Stock Exchange of Lithuania (NSEL ticker: LTEL). The Company's GDRs are traded on the London Stock Exchange (LSE ticker: LITD).

During 2003, the turnover in Lietuvos Telekomas' shares on the Central Market of the National Stock Exchange of Lithuania made up a total of 30.6 million shares (17.7 million in 2002) with a total value of LTL 40.5 million (LTL 20.1 million in 2002). On the last trading day of 2003, the closing share price was LTL 1.57, an increase by 74.4 per cent compared with LTL 0.90 on 31 December 2002. The lowest share price during 2003 was LTL 0.83, the highest LTL 1.74. At the end of 2003, the Company's market capitalisation was LTL 1,279 million (LTL 733.4 million in 2002).

The turnover of Company's GDRs on the London Stock Exchange amounted to 2.9 million GDRs (6.2 million in 2002) with a total value of GBP 6.1 million (GBP 13.7 million in 2002). On the last trading day of 2003, the closing GDR price was USD 5.5, while a year ago USD 2.7. The GDR's low during 2003 was USD 2.65 and the high was USD 5.5.

Trading in AB Lietuvos Telekomas' GDR on LSE in 2003



USD
Volume
Price
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
6.00
5.00
4.00
3.00
2.00
1.00
0.00



Auditor's Report and Financial Statements

Auditor's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers UAB
T. Ševčenkos str. 21
LT-03111 Vilnius, Lithuania
Telephone +370 5 239 23 00
Facsimile +370 5 239 23 01
E-mail vilnius@lt.pwc.com
www.pwc.com/lt

To the shareholders of AB Lietuvos Telekomas

1. We have audited the financial statements of AB Lietuvos Telekomas ("the Company") and its consolidated subsidiaries ("the Group") for the year ended 31 December 2003 prepared in accordance with International Financial Reporting Standards, from which the accompanying shortened financial statements were derived, in accordance with International Standards on Auditing. We have issued an unqualified auditor's report dated 9 March 2004 on the financial statements from which the shortened financial statements were derived.
2. In our opinion, the accompanying shortened financial statements are consistent, in all material respects, with the financial statements from which they were derived.
3. The full set of audited financial statements prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2003, from which the accompanying shortened financial statements were derived, and our opinion thereon are available at AB Lietuvos Telekomas.

Vilnius, 22 March 2004

On behalf of PricewaterhouseCoopers UAB

Christopher C. Butler
Partner

Income Statement

(All tabular amounts are in LTL '000 unless otherwise stated)

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2003	2002	2003	2002
Revenues	1	812,277	968,212	789,843	962,596
Expenses	2	(425,820)	(464,602)	(436,098)	(498,261)
Earnings before interest, taxes, depreciation and amortisation		386,457	503,610	353,745	464,335
Depreciation, amortisation and impairment charge	8	(397,495)	(381,668)	(375,494)	(364,476)
Gain on sale of investments	3	-	7,016	-	7,016
Operating profit (loss)		(11,038)	128,958	(21,749)	106,875
Finance costs, net	4	(27,649)	(39,855)	(25,767)	(40,123)
Share of result of subsidiaries before tax	10	-	-	7,060	21,467
Share of result of associates before tax	10	562	337	562	337
Profit (loss) before tax		(38,125)	89,440	(39,894)	88,556
Income tax	5	3,507	(21,641)	3,799	(21,524)
Group profit (loss) before minority interest		(34,618)	67,799	(36,095)	67,032
Minority interest	22	(1,477)	(767)	-	-
Net profit (loss)		(36,095)	67,032	(36,095)	67,032
Earnings per share (LTL)	6	(0.05)	0.09	(0.05)	0.09

The accounting policies and the notes on pages 43 to 62 form an integral part of these financial statements.

The shortened financial statements on pages 38 to 62 were approved by the General Director and the Finance Director on 9 March 2004.

Arūnas Šikšta
General Director

Jan-Erik Elserius
Finance Director

Balance Sheet

(All tabular amounts are in LTL '000 unless otherwise stated)

		As at 31 December			
		GROUP		COMPANY	
	Notes	2003	2002	2003	2002
ASSETS					
Non-current assets					
Property, plant and equipment	8	1,120,429	1,423,286	969,731	1,256,659
Intangible assets	9	142,806	202,113	133,309	183,766
Prepayments for non-current assets		87	142	87	14
Investments in subsidiaries and associates	10	1,173	879	188,317	237,293
Other non-current assets		60	68	756	690
		1,264,555	1,626,488	1,292,200	1,678,422
Current assets					
Inventories		11,216	4,111	7,386	2,197
Assets held for sale	11	10,990	10,192	9,726	10,192
Receivables, prepayments and accrued revenue	12	137,537	150,193	129,928	146,007
Trading investments		-	1,287	-	-
Cash and cash equivalents	13	117,629	83,759	78,365	58,079
		277,372	249,542	225,405	216,475
Total assets		1,541,927	1,876,030	1,517,605	1,894,897
Shareholders' equity					
Share capital	14	814,913	814,913	814,913	814,913
Treasury shares	14	(120,000)	(120,000)	(120,000)	(120,000)
Legal reserve	15	81,499	81,499	81,499	81,499
Translation differences		(6)	(30)	(6)	(30)
Retained earnings		359,455	442,159	359,455	442,159
		1,135,861	1,218,541	1,135,861	1,218,541
Minority interest	22	3,536	2,354	-	-
LIABILITIES					
Non-current liabilities					
Borrowings	17	14,893	194,230	14,790	194,108
Deferred tax liabilities	18	78,422	113,844	59,722	93,611
Grants		11,832	14,492	11,832	14,492
		105,147	322,566	86,344	302,211
Current liabilities					
Trade, other payables and accrued liabilities	16	124,513	153,770	123,019	151,866
Borrowings	17	172,870	178,799	172,381	222,279
		297,383	332,569	295,400	374,145
Total liabilities		402,530	655,135	381,744	676,356
Total equity and liabilities		1,541,927	1,876,030	1,517,605	1,894,897

The accounting policies and the notes on pages 43 to 62 form an integral part of these financial statements.

Statement of Changes in Shareholder's Equity

(All tabular amounts are in LTL '000 unless otherwise stated)

GROUP	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2002		814,913	(120,000)	81,499	-	460,577	1,236,989
Dividends paid for 2001	7	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Balance at 1 January 2003		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Dividends paid for 2002	7	-	-	-	-	(46,609)	(46,609)
Net profit (loss)		-	-	-	-	(36,095)	(36,095)
Currency translation differences		-	-	-	24	-	24
Balance at 31 December 2003		814,913	(120,000)	81,499	(6)	359,455	1,135,861

COMPANY	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2002		814,913	-	81,499	-	456,477	1,352,889
Treasury shares	14	-	(120,000)	-	-	-	(120,000)
Treasury shares dividends	14	-	-	-	-	4,100	4,100
Dividends paid for 2001	7	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Balance at 1 January 2003		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Dividends paid for 2002	7	-	-	-	-	(46,609)	(46,609)
Net profit (loss)		-	-	-	-	(36,095)	(36,095)
Currency translation differences		-	-	-	24	-	24
Balance at 31 December 2003		814,913	(120,000)	81,499	(6)	359,455	1,135,861

The accounting policies and the notes on pages 43 to 62 form an integral part of these financial statements.

Cash Flow Statement

(All tabular amounts are in LTL '000 unless otherwise stated)

	Notes	GROUP 2003	GROUP 2002	COMPANY 2003	COMPANY 2002
		Year ended 31 December			
Operating activities					
Net profit (loss) for the period		(36,095)	67,032	(36,095)	67,032
Income tax	5	(3,507)	21,641	(3,799)	21,524
Minority interest	22	1,477	767	-	-
Depreciation, amortisation and impairment charge	8	397,495	381,668	375,494	364,476
Result of equity method accounting for investment in subsidiaries	10	-	-	(7,060)	(21,467)
Share of results of associates before tax	10	(562)	(337)	(562)	(337)
Write-off of property, plant and equipment and intangible assets		1,958	1,035	1,899	988
Provision and write off of doubtful accounts receivable	2	2,040	14,016	1,893	13,782
Elimination of gain on sale of investments	3	-	(7,016)	-	(7,016)
Elimination of gain on sale of property, plant and equipment and intangible assets		(3,560)	(1,860)	(3,585)	(1,849)
Other non cash transactions		24	(270)	24	(394)
Interest income	4	(1,366)	(567)	(3,378)	(723)
Interest expenses	4	24,747	34,299	25,246	34,334
Changes in working capital (excluding the effects of acquisition of subsidiaries):					
Inventories and asset held for sale		(6,840)	425	(5,115)	1,294
Trade and other accounts receivable		12,876	46,172	16,660	53,772
Trading investments		1,287	-	-	-
Trade and other accounts payable and deferred revenue		3,949	(41,944)	9,533	(69,490)
Cash generated from operations		393,923	515,061	371,155	455,926
Interest paid		(26,238)	(33,474)	(26,806)	(33,474)
Tax paid		(47,336)	(127)	(42,306)	-
Net cash from operating activities		320,349	481,460	302,043	422,452

Cash Flow Statement *(continued)*

(All tabular amounts are in LTL '000 unless otherwise stated)

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2003	2002	2003	2002
Investing activities					
Purchase of property, plant and equipment (PPE) and intangible assets		(51,348)	(204,212)	(47,859)	(187,726)
Proceeds from disposal of PPE and intangible assets		13,290	6,840	12,161	24,464
Acquisition of subsidiaries (net of cash acquired)		(686)	(3,736)	-	-
Change in prepayments for non-current assets		55	-	(73)	-
Disposal of investments	3	-	7,000	-	8,600
Investments in subsidiaries and acquisition of associate's shares	10	-	-	-	(2,690)
Loans repaid (granted) to subsidiaries		-	-	910	(35,957)
Dividends received	10	162	-	37,636	-
Interest received		1,366	567	1,012	717
Net cash from investing activities		(37,161)	(193,541)	3,787	(192,592)
Financing activities					
Proceeds from borrowings		-	98,742	-	136,255
Repayment of borrowings		(190,414)	(265,354)	(226,935)	(265,447)
Repayment of bonds issued		(12,000)	-	(12,000)	-
Minority contribution to share capital of subsidiaries	22	21	-	-	-
Dividends paid to minority shareholders	22	(316)	-	-	-
Dividends paid		(46,609)	(85,450)	(46,609)	(85,450)
Net cash from financing activities		(249,318)	(252,062)	(285,544)	(214,642)
Increase in cash and cash equivalents		33,870	35,857	20,286	15,218
Movement in cash and cash equivalents					
At beginning of year		83,759	47,902	58,079	42,861
Increase in cash and cash equivalents		33,870	35,857	20,286	15,218
At end of year	13	117,629	83,759	78,365	58,079

The accounting policies and the notes on pages 43 to 62 form an integral part of these financial statements.

General Information

AB Lietuvos Telekomas (hereinafter "the Company") was registered as a joint stock company on 16 June 1997. The Company is domiciled in Vilnius, the capital of Lithuania. The address of its registered office is as follows: 28 Savanorių Ave., LT-03501 Vilnius, Lithuania.

The Company's shares are traded on the Lithuanian National Stock Exchange as from 16 June 2000, and Global Depository Receipts, representing Company's shares, are traded on the London Stock Exchange.

The shareholders' structure of the Company as at 31 December 2003 is as follows:

	Number of shares	%
Amber Teleholding A/S	488,947,656	60.00
Lithuanian State Property Fund	66,158,519	8.12
UAB Lintkom (treasury shares)	38,095,242	4.67
Other foreign and domestic shareholders	221,711,343	27.21
	814,912,760	100.00

Pursuant to the Law of the Republic of Lithuania on the Restoration of the Rights of Ownership of Citizens of the Republic of Lithuania to Existing Real Estate and the Lithuanian Government's Resolution dated 12 July 2002 *On Compensation to Citizens for the Existing Real Estate Bought out by the State by Way of Securities Owned by the State*, shares owned by the State Property Fund are used to compensate citizens for expropriated real estate.

The Company's principal activity is the provision of fixed local, long distance and international telecommunication services including internet and data communication to both business and residential customers in the Republic of Lithuania.

The subsidiaries included in the Group's consolidated financial statements and associated entities are indicated below:

Subsidiary/ associate	Country of incorporation	Ownership interest in % 31 December 2003	31 December 2002	Profile
UAB Comliet	Lithuania	100%	100%	Since 1 January 2001 the core activity of this subsidiary has been the design and construction of telecommunication objects. UAB Comliet owns a 75% stake in the Latvian company SIA Datu Tikli, a 55% stake in the Estonian company AS Telegrupp and a 95% stake in the Russian company registered in Kaliningrad district OOO Comliet Kaliningrad. All the above-mentioned entities are involved in construction and maintenance of low voltage networks. In 2003 UAB Comliet also acquired a 100% stake in UAB Sonex Komunikacijos. On 2 March 2004 a reorganisation plan for UAB Comliet was approved by the Board of Directors of the subsidiary. For further information see Note 24.

Subsidiary/ associate	Country of incorporation	Ownership interest in % 31 December 2003	31 December 2002	Profile
UAB Lietuvos Telekomo Verslo Sprendimai	Lithuania	100%	100%	Acts on behalf of the Company in selling internet and other data communication services and integrated telecommunication business solutions to major business customers of the Company.
UAB Lintel	Lithuania	100%	100%	Provider of 118 call centre and telemarketing services. UAB Lintel has also taken over part of the Company's property management. In 2003 the subsidiary acquired a 100% stake in UAB Lintkom from the Company. For further information on treatment of treasury shares held by UAB Lintkom see Note 14.
UAB Voicecom	Lithuania	60%	60%	The subsidiary operates under AB Lietuvos Telekomas licence in providing internet telephony and other IP based services.
UAB Baltijos Informacinių Duomenų Valdymo Centras	Lithuania	60%	60%	The Company's Information Services Department was reorganised into a subsidiary. The subsidiary provides information technologies services to the Group and third parties.
UAB Verslo Portalas	Lithuania	30%	30%	This associated entity was engaged in the development of the business-to-business portal *verslas.com*. The decision to discontinue operations of this associated entity has been made by the shareholders of the entity.
UAB TietoEnator Consulting	Lithuania	26%	26%	The entity was established in 2002. A majority stake of the company's shares is held by TietoEnator Oyj. The associate provides professional information technology services to the Group and third parties.
VšĮ Lietuvos Telekomo Sporto Klubas	Lithuania	100%	100%	Provides sports club services and supports a women's basketball team.

Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below.

A Basis of preparation

The financial statements are prepared in accordance with International Financial Reporting Standards. The financial statements are prepared under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

B Group accounting

(1) *Subsidiaries*

Subsidiaries, which are those companies in which the Group, directly or indirectly, has an interest of more than one half voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note E for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(2) *Associates*

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Goodwill arising on acquisition of associates is included under intangible assets in the Group accounts. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

C Foreign currency translation

(1) *Measurement currency*

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Lithuanian Litas (LTL), which is the measurement currency of the Company.

Until 31 January 2002 the exchange rate of the Litas was fixed to the US Dollar (USD) at a rate of 4 LTL = 1 USD. As from 1 February 2002 Lithuania repegged the Litas to the Euro at rate of 3.4528 LTL = 1 Euro.

(2) *Transactions and balances*

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

(3) *Group companies*

Income statements and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

D Property, plant and equipment

Property, plant and equipment acquired on or after 1 January 1996 is stated at historical cost less accumulated depreciation. Property, plant and equipment acquired before 1 January 1996 is stated at historical cost less accumulated depreciation as adjusted for indexation, using indexation rates set by the Lithuanian Government for the different asset categories.

Depreciation is calculated on the straight-line method to write off the cost of assets to their residual values over their estimated useful life as follows:

Buildings	10–50 years
Plant and machinery	5–25 years
Switches, lines and related telecommunication equipment	4–10 years
Computers	3 years
Motor vehicles	2–10 years
Other tangible fixed assets	1–25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction in progress is transferred to appropriate groups of fixed assets when it is completed and ready for its intended use.

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in the income statement.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Assets held for sale as disclosed in Note 11 are stated at their net selling price.

E Intangible assets

(1) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries/associates occurring is included in intangible assets in the Group accounts. Goodwill is amortised using the straight-line method over its estimated useful life, which is 5 years.

(2) *Other intangible assets*

Intangible assets expected to provide economic benefit to the Group in future periods are valued at acquisition cost less subsequent amortisation. Amortisation is calculated on the straight-line method over estimated benefit period as follows:

Licences	10 years
Computer software	3–5 years
Other intangible fixed assets	5 years

F Investments

At 1 January 2001 the Group adopted IAS 39 and classified its investments into following categories: trading, held-to-maturity and available-for-sale. During the current period the Group did not hold any investments in held-to-maturity and available-for-sale categories.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets.

Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchase and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading investments are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise.

G Investments in subsidiaries

Investments in subsidiaries that are included in the separate financial statements of the Company are accounted for using the equity method. Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' results for the period. The Company's share of post-acquisition movements in the subsidiaries' reserves is recognised in reserves. If under the equity method, the Company's share of losses of a subsidiary equals or exceeds the acquisition costs of an investment, the investment in the balance sheet is reported at nil value. Additional losses are provided for to the extent that the Company has incurred obligations or made payments on behalf of the subsidiary to satisfy its obligations. The provision for additional losses is accounted for within the share of net result before tax of a subsidiary in the income statement.

R **Grants relating to purchase of property, plant and equipment**

Grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

S **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

T **Financial instruments**

Financial instruments are stated at their market value as at the balance sheet date.

U **Revenue recognition**

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued monthly based on the historical actual traffic of incoming calls from different carriers.

Service activation fees are recognised as income and related costs are expensed at the moment of activating the service.

V **Dividends**

Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's shareholders.

W **Earnings per share**

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

X **Segment information**

The Group uses its fixed line network to generate different types of revenue (see Note 1). The Group is mainly operating in one business segment (fixed line services) and one geographical segment and therefore no segment information is disclosed.

Y **Comparatives**

Where necessary, the comparative figures have been reclassified to conform with changes in presentation of the current year financial statements.

and prepayments. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as due to customers on construction contracts, under trade and other payables.

M Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

Interconnection receivables and payables to the same counterparty are stated net.

N Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments, with original maturities of three months or less.

O Treasury shares

Where the Company or its subsidiaries purchase the Company's own share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

P Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings.

Q Income tax

Profit is taxable at a rate of 15% (2002: 15%) in accordance with Lithuanian regulatory legislation on taxation.

Income tax expense is calculated and accrued for in the financial statements on the basis of information available at the moment of the preparation of the financial statements, and estimates of income tax performed by the management in accordance with Lithuanian regulatory legislation on taxation.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities are offset only where International Accounting Standard No. 12 allows this treatment.

R **Grants relating to purchase of property, plant and equipment**

Grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

S **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

T **Financial instruments**

Financial instruments are stated at their market value as at the balance sheet date.

U **Revenue recognition**

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued monthly based on the historical actual traffic of incoming calls from different carriers.

Service activation fees are recognised as income and related costs are expensed at the moment of activating the service.

V **Dividends**

Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's shareholders.

W **Earnings per share**

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

X **Segment information**

The Group uses its fixed line network to generate different types of revenue (see Note 1). The Group is mainly operating in one business segment (fixed line services) and one geographical segment and therefore no segment information is disclosed.

Y **Comparatives**

Where necessary, the comparative figures have been reclassified to conform with changes in presentation of the current year financial statements.

Financial Risk Management

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects of the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to limit certain exposures.

Risk management is carried out by a central treasury unit (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies and evaluates financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investing excess liquidity.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US Dollar (USD) and Special Drawing Rights (SDR). Foreign exchange risk is controlled by hedging the foreign currency exposure of its, purchase contracts and debt commitments. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

Credit risk

The Group has no significant concentrations of credit risk. Credit risks or the risks of counter-parties defaulting, are controlled by the application of credit terms and monitoring procedures. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. The Group's policy is to maintain diversified debt portfolio. Split between fixed and floating interest rate depends on the actual situation in the market.

Notes to the Financial Statements

(All tabular amounts are in LTL '000 unless otherwise stated)

1 Revenues

	GROUP		COMPANY	
	2003	2002	2003	2002
Fixed voice services	630,136	815,214	631,544	815,988
Internet and data services	119,846	109,908	121,011	111,260
Other services	62,295	43,090	37,288	35,348
	812,277	968,212	789,843	962,596

2 Expenses

	GROUP		COMPANY	
	2003	2002	2003	2002
Employee related expenses	146,704	152,210	78,593	91,729
Interconnection expenses	101,856	132,655	100,530	132,624
Provision for doubtful accounts receivable	2,040	14,016	1,893	13,782
Other expenses	175,220	165,721	255,082	260,126
	425,820	464,602	436,098	498,261

The average number of staff employed by the Group during the current year totalled 3,827 (2002: 4,751). The average number of staff employed by the Company during the current year totalled 1,699 (2002: 2,310).

3 Gain on sale of investments

In May 2002, the Group sold a 74% stake in UAB Baltijos Telekomunikacijų Konsultacinis Centras (now UAB TietoEnator Consulting) to TietoEnator Oyj. The Group also sold a 40% stake in UAB Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator Oyj.

4 Finance costs-net

	GROUP		COMPANY	
	2003	2002	2003	2002
Interest income	1,366	567	3,378	723
Other financial income	313	260	523	472
	1,679	827	3,901	1,195
Net foreign exchange gain (loss)	(4,119)	(5,818)	(3,945)	(6,423)
Interest expense	(24,747)	(34,299)	(25,246)	(34,334)
Other financial expenses	(462)	(565)	(477)	(561)
	(27,649)	(39,855)	(25,767)	(40,123)

5 **Income tax**

	GROUP		COMPANY	
	2003	2002	2003	2002
Current tax charge	31,809	43,921	28,156	39,570
Deferred tax charge	(35,422)	(22,347)	(33,889)	(21,305)
	(3,613)	21,574	(5,733)	18,265
Share of tax of subsidiaries	-	-	1,828	3,192
Share of tax of associates	106	67	106	67
	(3,507)	21,641	3,799	21,524

The tax on the Company's and the Group profit before tax differs from the theoretical amount that would arise using the basic tax rate as follows:

	GROUP		COMPANY	
	2003	2002	2003	2002
Profit (loss) before tax	(38,125)	89,440	(39,894)	88,556
Tax calculated at a tax rate of 15% (2002: 15%)	(5,719)	13,416	(5,984)	13,283
Share of tax of subsidiaries	-	-	(1,828)	(3,192)
Share of tax of associates	(106)	(67)	(106)	(67)
Income not subject to tax and expenses not deductible for tax purposes	8,609	8,949	8,582	8,097
Recognition/utilisation of previously unrecognised tax losses	-	(828)	-	-
Income tax on dividends	(5,519)	-	(5,519)	-
Correction of previous years tax balance	(878)	104	(878)	144
Tax charge before share of tax of subsidiaries and associates	(3,613)	21,574	(5,733)	18,265

6 **Earnings per share**

Basic earnings per share is calculated by dividing the net profit (loss) for the period by the weighted average number of ordinary shares in issue during the period. The Group has no dilutive potential ordinary shares and therefore diluted earnings per share are the same as basic earnings per share.

Weighted average number of shares in issue (thousands) for year ended 31 December 2003: 814,913 (ordinary shares) - 38,095 (treasury shares) = 776,818. Weighted average number of shares for the year ended 31 December 2002 was - 776,818.

	GROUP	
	2003	2002
Net profit (loss) attributable to shareholders	(36,095)	67,032
Weighted average number of ordinary shares in issue (thousands)	776,818	776,818
Basic earnings per share (LTL)	(0.05)	0.09

7 **Dividends per share**

The dividends per share, excluding treasury shares, declared in respect of 2002 and 2001 and paid in 2003 and 2002, were LTL 0.06 and LTL 0.11, respectively. There were no dividends proposed or declared in respect of 2003 as at the date of approval of these financial statements.

8 **Property, plant and equipment**

GROUP	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2003					
Opening net book amount	219,915	1,119,156	49,289	34,926	1,423,286
Exchange rate differences	-	-	(31)	-	(31)
Acquisition of subsidiaries (Note 23)	-	-	143	-	143
Additions	-	1,148	992	33,006	35,146
Reclassifications	(777)	1,522	(218)	-	527
Disposals and retirements	(8,561)	(4,271)	(1,075)	(200)	(14,107)
Transfers to assets held for sale (Note 11)	(1,264)	-	-	-	(1,264)
Transfers from construction in progress	2,778	46,647	307	(49,732)	-
Depreciation charge	(23,538)	(282,072)	(16,861)	(800)	(323,271)
Closing net book amount	188,553	882,130	32,546	17,200	1,120,429
At 31 December 2003					
Cost or indexed cost	264,205	2,269,063	96,950	18,000	2,648,218
Accumulated depreciation	(75,652)	(1,386,933)	(64,404)	(800)	(1,527,789)
Net book amount	188,553	882,130	32,546	17,200	1,120,429
At 31 December 2002					
Cost or indexed cost	279,984	2,269,604	108,328	34,926	2,692,842
Accumulated depreciation	(60,069)	(1,150,448)	(59,039)	-	(1,269,556)
Net book amount	219,915	1,119,156	49,289	34,926	1,423,286

COMPANY	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2003					
Opening net book amount	102,650	1,096,623	22,499	34,887	1,256,659
Additions	-	20	-	33,045	33,065
Disposals and write-offs	(8,459)	(4,186)	(818)	(200)	(13,663)
Reclassifications	392	-	-	-	392
Transfers from construction in progress	2,778	46,647	307	(49,732)	-
Depreciation charge	(20,373)	(274,594)	(10,955)	(800)	(306,722)
Closing net book amount	76,988	864,510	11,033	17,200	969,731
At 31 December 2003					
Cost or indexed cost	142,713	2,229,550	61,853	18,000	2,452,116
Accumulated depreciation	(65,725)	(1,365,040)	(50,820)	(800)	(1,482,385)
Net book amount	76,988	864,510	11,033	17,200	969,731
At 31 December 2002					
Cost or indexed cost	155,851	2,231,800	73,530	34,887	2,496,068
Accumulated depreciation	(53,201)	(1,135,177)	(51,031)	-	(1,239,409)
Net book amount	102,650	1,096,623	22,499	34,887	1,256,659

The depreciation, amortisation and impairment charge in the income statement consists of the following items:

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
Depreciation of property, plant and equipment	323,271	312,796	306,722	299,138
Amortisation of intangible assets (Note 9)	74,350	72,597	65,588	64,184
Impairment of goodwill (Note 10)	1,634	-	275	-
Goodwill depreciation (Notes 9 and 10)	-	-	3,787	3,787
Amortisation of grants received	(2,645)	(2,633)	(2,645)	(2,633)
Other movements	885	(1,092)	1,767	-
	397,495	381,668	375,494	364,476

8 **Property, plant and equipment (continued)**

In 2003, the Company performed a detailed review of the carrying values of specific items of property, plant and equipment. Based on the results of this review the Company's management made a decision to reduce the carrying value of certain assets (mostly telecommunication equipment and buildings) due to the fact that the carrying values of these assets were in excess of their recoverable amounts. The total write-down in the value of property, plant and equipment included in the depreciation charge for 2003 amounts to LTL 43.4 million.

As at 31 December 2003 property, plant and equipment include items (ducts and other real estate items) that are not properly registered with the Cadastre and Register of Land and Other Immovable Property. Such registration is formally required to confirm the legal ownership of such property. The carrying value of these assets amounted to LTL 120.4 million as at 31 December 2003 (2002: LTL 125.6 million). The Company uses these assets in its operations and pays real estate tax on these assets.

9 **Intangible assets**

GROUP	Licences	Software	Goodwill	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2003						
Opening net book amount	1,244	180,300	7,808	9,565	3,196	202,113
Additions	-	1,545	-	-	15,391	16,936
Disposals and write-offs	-	(170)	-	(85)	-	(255)
Reclassifications	-	10,469	-	871	(11,340)	-
Reclassifications to other accounts	-	-	-	(4)		(4)
Impairment charge	-	-	(1,634)	-	-	(1,634)
Amortisation charge	(258)	(66,966)	(4,416)	(2,710)	-	(74,350)
Closing net book amount	986	125,178	1,758	7,637	7,247	142,806
At 31 December 2003						
Cost	2,575	341,350	20,728	14,263	7,247	386,163
Accumulated amortisation	(1,589)	(216,172)	(18,970)	(6,626)	-	(243,357)
Net book amount	986	125,178	1,758	7,637	7,247	142,806
At 31 December 2002						
Cost	2,575	334,923	22,087	13,948	3,196	376,729
Accumulated amortisation	(1,331)	(154,623)	(14,279)	(4,383)	-	(174,616)
Net book amount	1,244	180,300	7,808	9,565	3,196	202,113

The Company holds a licence for the provision of fixed, long distance and international telecommunication services, also including data transmission in Lithuania. The licence also provides the right to construct and develop the network for provision of the above-mentioned services. The licence was issued on 31 October 1997, amended in June 1998 and is valid until 31 October 2007. The cost of the licence amounted to LTL 1.7 million and accumulated amortisation to LTL 1.0 million as at 31 December 2003.

The subsidiary UAB Comliet holds a licence granted on 31 October 1997 for rights to operate NMT-450 mobile cellular network. The licence is valid until 31 October 2007. The Group uses NMT-450 network to provide wireless local loop (WLL) to customers in remote areas and for intra-group communication needs. The cost of the licence amounted to LTL 0.9 million and accumulated amortisation amounted to LTL 0.6 million as at 31 December 2003.

COMPANY	Licences	Software	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2003					
Opening net book amount	817	170,243	9,509	3,197	183,766
Additions	-	-	-	15,390	15,390
Disposals and write-offs	-	(170)	(85)	-	(255)
Reclassifications	-	10,471	869	(11,340)	-
Reclassifications to other accounts	-	-	(4)	-	(4)
Amortisation charge	(169)	(62,736)	(2,683)	-	(65,588)
Closing net book amount	648	117,808	7,606	7,247	133,309
At 31 December 2003					
Cost	1,691	321,352	14,156	7,247	344,446
Accumulated amortisation	(1,043)	(203,544)	(6,550)	-	(211,137)
Net book amount	648	117,808	7,606	7,247	133,309
At 31 December 2002					
Cost	1,691	316,461	13,840	3,197	335,189
Accumulated amortisation	(874)	(146,218)	(4,331)	-	(151,423)
Net book amount	817	170,243	9,509	3,197	183,766

10 Investments in subsidiaries and associates

	GROUP		COMPANY	
	2003	2002	2003	2002
At the beginning of year	879	203	237,293	221,206
Reduction of share capital of subsidiary	-	-	(12,000)	-
Dividends received	(162)	-	(37,636)	-
Goodwill amortisation	-	-	(3,787)	(3,787)
Goodwill impairment	-	-	(275)	-
Share of results of subsidiaries before tax	-	-	7,060	21,467
Share of results of associates before tax	562	337	562	337
Share of tax of subsidiaries and associates (Note 5)	(106)	(67)	(1,934)	(3,259)
Establishment, acquisition of subsidiaries and associate	-	406	-	2,690
Partial disposal of subsidiaries	-	-	-	(1,584)
Other movements	-	-	(966)	223
At end of year	1,173	879	188,317	237,293

11 **Assets held for sale**

	GROUP		COMPANY	
	2003	2002	2003	2002
At the beginning of year	10,192	29,498	10,192	29,498
Assets disposed	(466)	(1,864)	(466)	(1,864)
Reclassification from (to) property, plant and equipment (Note 8)	1,264	(17,442)	-	(17,442)
At end of year	10,990	10,192	9,726	10,192

12 **Receivables, prepayments and accrued revenue**

	GROUP		COMPANY	
	2003	2002	2003	2002
Trade receivables from business and residents	123,989	134,214	111,647	126,316
Provision for impairment	(32,564)	(35,545)	(32,124)	(35,240)
Loans to subsidiaries	-	-	1,560	2,540
Accrued revenues (residential sector and interconnection)	33,760	40,987	33,631	40,987
Derivative instruments	323	-	323	-
Prepaid expenses and other receivables	12,029	10,537	14,891	11,404
	137,537	150,193	129,928	146,007

The Group's historical experience in collection of accounts receivable falls within the recorded provisions.

13 **Cash and cash equivalents**

	GROUP		COMPANY	
	2003	2002	2003	2002
Cash in hand and at bank	96,978	81,198	72,129	55,518
Short term bank deposits	19,939	-	5,524	-
Restricted cash	712	2,561	712	2,561
	117,629	83,759	78,365	58,079

The effective interest rate on the Group's short-term bank deposits, held with Lithuanian banks was 1.6% and these deposits will mature in 18 days on average.

The effective interest rate on the Company's short-term bank deposit, held with Lithuanian bank was 1.0% and this deposit will mature in 15 days.

Restricted cash includes short-term deposits in AB Hansabankas and AB Vilniaus Bankas amounting to LTL 0.7 million (2002: LTL 2.6 million) relating to loans granted by the above-mentioned banks to the Group's employees to finance purchase or reconstruction of private apartments.

14 **Share capital and treasury shares**

Authorised share capital comprises 814,912,760 ordinary shares of LTL 1 par value each. All shares are fully paid.

According to the agreement signed by the State Property Fund, the Company and Amber Teleholding A/S on 7 July 1998, the General Meeting of Shareholders assigned the status of a special share to one of the shares owned by the State Property Fund on 26 April 2000. The special rights attached to this share outlined in the Company's By-laws expired on 1 January 2003. There were no other changes in share capital during 2003 and 2002.

In September 2002, AB Lietuvos Telekomas acquired from its subsidiary UAB Lintel all the shares of UAB Lintkom. No gain or loss on sale of these shares was recognised in the financial statements of UAB Lintel. As a result of this transaction the Company owned 100% of shares of UAB Lintkom and UAB Lintkom owned 4.67% shares of the Company. As UAB Lintkom was a dormant subsidiary, the shares of AB Lietuvos Telekomas owned by UAB Lintkom are considered to be treasury shares and directly deducted from shareholders' equity in the Company's balance sheet at their purchase cost of LTL 120.0 million as at 31 December 2002.

In December 2003, AB Lietuvos Telekomas sold back all shares of UAB Lintkom to UAB Lintel and a decision was made to merge these companies. No gain or loss on this transaction was recognised in the Company's financial statements. By the date of the approval of these financial statements the merger between UAB Lintel and UAB Lintkom was not completed.

The Company continues to treat AB Lietuvos Telekomas shares held by UAB Lintkom as treasury shares and directly deducts them from shareholders' equity in the Company's balance sheet at their purchase cost of LTL 120.0 million as at 31 December 2003.

15 Legal reserve

A legal reserve is a compulsory reserve under Lithuanian legislation. Annual transfer of 5% of profit available for distribution, calculated in accordance with Lithuanian regulatory legislation on accounting, is compulsory until the reserve including share premium reaches 10% of the share capital. The legal reserve can be used to cover the accumulated losses.

16 Trade, other payables and accrued liabilities

	GROUP		COMPANY	
	2003	2002	2003	2002
Trade payables	41,795	28,711	50,678	42,792
Taxes, salaries and social security payable	32,145	57,786	25,644	47,522
Accrued liabilities and provisions	33,174	31,323	29,755	26,451
Derivative instruments	15,740	32,890	15,740	32,890
Other payables	1,659	3,060	1,202	2,211
	124,513	153,770	123,019	151,866

17 Borrowings

	GROUP		COMPANY	
	2003	2002	2003	2002
Current				
Current portion of long-term bank borrowings	22,381	166,779	22,381	166,779
Bonds	150,000	12,000	150,000	12,000
Other short term borrowings	429	-	-	-
Finance lease liabilities	60	20	-	-
Loans from subsidiaries	-	-	-	43,500
	172,870	178,799	172,381	222,279
Non-current				
Long-term bank borrowings	14,790	44,108	14,790	44,108
Bonds	-	150,000	-	150,000
Finance lease liabilities	103	122	-	-
	14,893	194,230	14,790	194,108
Total borrowings	187,763	373,029	187,171	416,387

17 **Borrowings (continued)**

The Company exercised an option for early redemption of its LTL 12.0 million bond issue on 29 August 2003. The Company paid 13.5% annual interest on these bonds.

As at 31 December 2003 bank borrowings of LTL 22.7 million (2002: LTL 36.1 million) were guaranteed by the Lithuanian Government.

Other short term borrowings consist of loans granted to UAB Sonex Komunikacijos by its former shareholder UAB Sonex Group. UAB Sonex Komunikacijos is a subsidiary acquired by UAB Comliet in 2003.

Maturities of non-current borrowings (excluding finance lease liabilities) are disclosed below:

	GROUP		COMPANY	
	2003	2002	2003	2002
Between 1 and 2 years	7,885	176,570	7,885	176,570
Between 2 and 5 years	6,905	17,538	6,905	17,538
Over 5 years	-	-	-	-
	14,790	194,108	14,790	194,108

18 **Deferred income taxes**

	GROUP		COMPANY	
	2003	2002	2003	2002
At beginning of year	113,844	136,191	93,611	114,916
Income statement charge (Note 5)	(35,422)	(22,347)	(33,889)	(21,305)
At end of year	78,422	113,844	59,722	93,611

According to Lithuanian tax legislation, investments of the Company in subsidiaries qualify for participation exemption, therefore deferred income tax liabilities have not been established on the unremitted earnings of subsidiaries.

The movement in deferred tax assets and liabilities of the Group (prior to offsetting of balances) during the period is as follows:

GROUP - deferred tax liabilities	Investment relief	Other	Total
At 1 January 2003	177,211	1,330	178,541
Charged/(credited) to net profit	(37,846)	(1,330)	(39,176)
At 31 December 2003	139,365	-	139,365

GROUP - deferred tax assets	Tax losses	Accelerated depreciation	Other	Total
At 1 January 2003	(360)	(58,962)	(5,375)	(64,697)
Charged/(credited) to net profit	360	282	3,112	3,754
At 31 December 2003	-	(58,680)	(2,263)	(60,943)

The movement in deferred tax assets and liabilities of the Company (prior to offsetting of balances) during the period is as follows:

COMPANY - deferred tax liabilities	Investment relief	Other	Total
At 1 January 2003	156,275	1,330	157,605
Charged/(credited) to net profit	(35,976)	(1,330)	(37,306)
At 31 December 2003	120,299	-	120,299

COMPANY - deferred tax assets	Accelerated depreciation	Other	Total
At 1 January 2003	(58,962)	(5,032)	(63,994)
Charged/(credited) to net profit	282	3,135	3,417
At 31 December 2003	(58,680)	(1,897)	(60,577)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	GROUP		COMPANY	
	2003	2002	2003	2002
Deferred tax assets	(60,943)	(64,697)	(60,577)	(63,994)
Deferred tax liabilities	139,365	178,541	120,299	157,605
	78,422	113,844	59,722	93,611

19 Financial instruments

As at 31 December 2003 the Company's and the Group's borrowings denominated in US dollars comprised USD 12.6 million or LTL 34.8 million. As at 1 February 2002 the Company entered into several swap contracts. According to these contracts the denomination of the Company's borrowings in US dollars was swapped to Euro.

20 Contingent liabilities

At 31 December 2003, the Company had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise. In the ordinary course of business the Company has given guarantees amounting to LTL 0.8 million. The Company has also given guarantees for the Company's employees amounting to LTL 0.1 million.

21 **Capital commitments**

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	GROUP		COMPANY	
	2003	2002	2003	2002
Property, plant and equipment	7,046	4,756	7,046	4,756
Intangible assets	4,998	293	4,998	293
	12,044	5,049	12,044	5,049

22 **Minority interest**

	GROUP	
	2003	2002
At the beginning of year	2,354	-
Contribution of minority to share capital of subsidiaries	21	
Dividend paid to minority	(316)	-
Acquisition of subsidiaries (Note 23)	-	1,187
Partial disposal of subsidiaries	-	400
Minority share of net profit of subsidiaries	1,477	767
At end of year	3,536	2,354

23 **Acquisitions**

In 2003 the Group through UAB Comliet acquired 100% of the share capital of UAB Sonex Komunikacijos.

24 **Subsequent events**

On 18 February 2004, the Board of Directors of the Company adopted a decision to approve a new organisation structure of the Company with effect from 1 March 2004.

On 18 February 2004 the Board Meeting of AB Lietuvos Telekomas decided to carry out a restructuring of UAB Comliet in 2004. As a result of this restructuring functions currently performed by UAB Comliet such as implementation of telecommunications services installation, fault elimination, order management and network maintenance will be transferred to AB Lietuvos Telekomas. All assets and employees of UAB Comliet related to the above-mentioned functions will also be transferred to the Company.

The management of AB Lietuvos Telekomas is evaluating possibilities to sell UAB Comliet after the completion of this restructuring. The core business of UAB Comliet after restructuring will be network and other construction services.

The management of AB Lietuvos Telekomas believes that the restructuring will not have a significant effect on the net assets of the Group.

Contact Information

AB Lietuvos Telekomas
Savanorių ave. 28
LT-03501 Vilnius, Lithuania
Tel +370 46 48 15 11
Fax +370 5 212 66 65
www.telecom.lt

UAB Comliet
Palangos str. 4
LT-01117 Vilnius, Lithuania
Tel +370 5 213 12 21
Fax +370 5 213 11 39
www.comliet.com

UAB Lintel
J. Galvydžio str. 7/Žygio str. 97
LT-08222 Vilnius, Lithuania
Tel +370 5 236 83 02
Fax +370 5 278 33 22
www.lintel.lt

UAB Lietuvos Telekomo Verslo Sprendimai
J. Galvydžio str. 7/Žygio str. 97
LT-08236 Vilnius, Lithuania
Tel +370 5 273 09 70
Fax +370 5 273 09 59

UAB Baltijos Informacinių Duomenų Valdymo Centras
Žirmūnų str. 141
LT-09128 Vilnius, Lithuania
Tel +370 5 274 83 60
Fax +370 5 278 33 99
www.BDC.lt

UAB Voicecom
Eigulių str. 14
LT-03150 Vilnius, Lithuania
Tel +370 5 238 88 38
Fax +370 5 238 88 39
www.voicecom.lt

UAB Verslo Portalas
J. Jasinskio str. 16A
LT-01112, Vilnius, Lithuania
Tel +370 5 252 64 09
Fax +370 5 252 63 13
www.verslas.com

UAB TietoEnator Consulting
Žirmūnų str. 141
LT-09128 Vilnius, Lithuania
Tel +370 5 274 82 45
Fax +370 5 278 33 88

VšĮ Lietuvos Telekomo Sporto Klubas
Savanorių ave. 28
LT-03116 Vilnius, Lithuania
Tel +370 5 260 37 57
Fax +370 5 231 36 50
www.telecomsportclub.lt

Information to Investors

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders of AB Lietuvos Telekomas will be held at the head-office of Lietuvos Telekomas at Savanorių pr. 28, Vilnius, Lithuania, at 3 p.m. on Friday, 23 April 2004.

Shareholders who at the end of the shareholders' meeting record day, 16 April 2003, will be on the Shareholders' List of the Company have the right to participate and vote in the Annual General Meeting.

Dividends

Dividends will be paid to the shareholders who on the dividend record day, 23 April 2004, i.e. the day of the Annual General Meeting of Shareholders, will be on the Shareholders' List of the Company.

The Trading Rules of the National Stock Exchange of Lithuania stipulate that the right of ownership of securities transferred via transactions on the central market is to be passed on the day of settlement for the transaction on the central market, i.e. the third business day after conclusion of the transaction. Trading in Lietuvos Telekomas shares on the central market of the National Stock Exchange of Lithuania will be stopped on 20 April 2004.

The Company Law of the Republic of Lithuania provides that dividends are to be paid within one month from the day of making a decision on profit distribution. Following the Lithuanian legislation, dividends for the year 2003 are subject to the withholding tax of 15 per cent.

Financial Reports

The Annual Report of Lietuvos Telekomas for the year 2003 in the English and Lithuanian languages as well as other Company's financial reports and press releases are available online at: www.telecom.lt

Equity Research

The following banks and securities brokerage houses analyzed Lietuvos Telekomas as a portfolio investment in 2003:

CA IB
Tel +44 207 309 78 40

Eesti Ühispank
Tel +372 6 65 66 45

Hansabank Markets
Tel +372 6 13 16 64

Suprema Securities
Tel +372 6 40 57 00

Trigon Capital
Tel +372 6 67 92 35

Vilniaus Bankas
Tel +370 5 268 24 27

Investor Relations

Darius Džiaugys, Senior Specialist
Tel +370 5 236 78 78
E-mail darius.dziaugys@telecom.lt